Amendment No. 3 to draft registration statement as confidentially submitted to the
Securities and Exchange Commission on October 8, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[    ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

AMENDMENT NO. 3
TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________________

Focus Media Network Limited
(Exact Name of Registrant as Specified in its Charter)

___________________________________

Cayman Islands	7311	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10 Anson Road, #05-01
International Plaza
Singapore 079903
+65 62246848

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

___________________________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________________

Copies to:

Kyle Leung, Esq. Concord & Sage PC 1360 Valley Vistra Dr Suite 140 Diamond Bar, CA 91765 Tel: +1 929-989-7572	Cavas Pavri ArentFox Schiff LLP 1717 K Street, NW Washington, DC 20006 Tel: +1 202-724-6847

___________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [•], 2026

Focus Media Network Limited

[5,000,000] CLASS A ORDINARY SHARES

This is an initial public offering (“Offering”) of Class A Ordinary Shares, par value US$0.0001 per share (“Class A Ordinary Shares”) of Focus Media Network Limited (“FMSN Cayman”), a Cayman Islands exempted company with limited liability. We are offering [5,000,000] Class A Ordinary Shares of FMSN Cayman, on a firm commitment basis. Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price is expected to be between US$[4.00] and US$[6.00] per Class A Ordinary Share. We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “FMSN”. At this time, Nasdaq Capital Market has not yet approved our application to list our Class A Ordinary Shares. The closing of this Offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this Offering will be closed and our Class A Ordinary Shares will be trading on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application, this initial public offering will be terminated.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and a “foreign private issuer” and will be subject to reduced public company reporting requirements. As a foreign private issuer, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. However, to provide our shareholders with more timely information and narrow the reporting gap between us, as a foreign private issuer, and those of U.S. domestic public companies, we intend to voluntarily furnish quarterly financial and operational updates. Beginning with the first fiscal quarter after this offering, we will submit unaudited quarterly financial information and management’s discussion and analysis under cover of Form 6-K within 45 days after each quarter end. This voluntary reporting does not replace our annual report on Form 20-F nor create any obligation to file quarterly reports under U.S. law. Nonetheless, we believe it enhances transparency and provides shareholders with information comparable to that reported by U.S. domestic issuers. Our voluntary quarterly reports will be furnished to the SEC and made available on our website. Unless specifically incorporated by reference into a filing under the Securities Act or Exchange Act, information in these reports will not be deemed “filed” for purposes of Section 18 of the Exchange Act. We may modify the scope and timing of these voluntary disclosures in the future — for example, by filing instead of furnishing such reports or by adopting U.S. domestic issuer forms at a later date. Any such changes will be disclosed as we deem appropriate. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” and “Risk Factors” on pages 7 and 12, respectively. Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholder Ms. Audrey Chee Hui Ling, who is also our Director, Chairwoman of the Board and Chief Executive Officer, will own and hold more than 50% of our voting power.

We have a multiple-class share structure. Our authorized shares are divided into Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share, holders of our Class B Ordinary Shares are entitled to fifteen (15) votes per share, and holders of our Class C Ordinary Shares are entitled to such voting rights, if any, as may be determined by our board of directors at the time of issuance. As of the date of this prospectus, no Class B Ordinary Shares or Class C Ordinary Shares are issued or outstanding. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares or Class C Ordinary Shares, and in no event shall Class B Ordinary Shares be convertible into Class C Ordinary Shares. Each Class B Ordinary Share is converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such number of Class A Ordinary Shares, as may be issued at the conversion rate of 1:1 basis from Class B Ordinary Shares to Class A Ordinary Shares subject to adjustments as provided in the articles of association of the Company. See “Description of Share Capital” beginning on page 81 of this prospectus for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares. Class C Ordinary Shares may be issued by our board of directors in one or more series, without further shareholder approval, and may have such voting, dividend, conversion, redemption, or other rights and limitations and restrictions thereof as the Board determines at the time of issuance. The Board’s ability to issue Class C Ordinary Shares without shareholder approval could be used as an anti-takeover measure to discourage, delay, or prevent a change of control of our Company, including transactions in which holders of Class A Ordinary Shares might otherwise receive a premium for their shares. See “Risk Factors — Risks Relating to Our Ordinary Shares and this Offering — Our Class C Ordinary Shares could be issued by our board of directors in a manner that dilutes the voting power or economic rights of holders of our Class A Ordinary Shares.” on page 29 for further details.

Upon completion of this Offering, our issued and outstanding shares will consist of [20,000,000] Class A Ordinary Shares. Upon completion of this Offering, our Controlling Shareholder Ms. Audrey Chee Hui Ling, who is also our Director, Chairwoman of the Board and Chief Executive Officer, will be the beneficial owners of an aggregate of [11,250,000] Class A Ordinary Shares, which will represent an aggregate of [56.25]% of the total voting power. As a result, we will be a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market and, therefore, eligible for certain exemptions from the corporate governance requirements of the Nasdaq Stock Market Rules. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, although we do not presently intend to rely on such exemptions. We intend to rely on the home country practice exemption with respect to Nasdaq’s board independence requirements. Nasdaq rules require that a majority of a listed company’s board of directors be independent; Cayman Islands law does not impose such a requirement. Accordingly, our board of directors will consist of four executive directors and four independent directors. We do not intend to follow home country practices with respect to committee independence, and our audit committee, compensation committee, and nominating and corporate governance committee will each be composed solely of independent directors in compliance with Nasdaq rules. With respect to other Nasdaq corporate governance requirements — including shareholder approval of equity compensation plans and material amendments, shareholder approval of certain share issuances, and the holding of annual general meetings — we do not currently intend to follow home country practices. We may, however, in the future elect to rely on available home country exemptions with respect to these or other matters. If we elect in the future to follow home country practices in lieu of Nasdaq corporate governance standards, those practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Stock Market. Furthermore, the Controlling Shareholder will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. For additional information, see “Risk Factors — Risks Related to Our Shares — Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders” on page 30 for further details.

We are not a Singapore operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating companies in Singapore, Focus Media Singapore Pte. Ltd. (“FMSG”) and Digon Media Singapore Pte. Limited (“DMSG”) (together, “Singapore Operating Subsidiaries”). This is an offering of the Class A Ordinary Shares of FMSN Cayman, the holding company in the Cayman Islands, instead of the shares of FMSG and DMSG. References to FMSG and DMSG in this prospectus are to the Singapore Operating Subsidiaries operating the business and generating all of the revenue and profit stated in the consolidated financial statements of the Company. Investors in our Class A Ordinary Shares should be aware that they may never hold equity interests in the Singapore Operating Subsidiaries directly. Investors are purchasing equity solely in FMSN Cayman, our Cayman Islands holding company, which owns equity interests in the Singapore Operating Subsidiaries.

During the years ended March 31, 2025 and 2026, we and our Singapore Operating Subsidiaries have not declared nor distributed any dividend. Save as the aforementioned, we and our Singapore Operating Subsidiaries have not declared nor distributed any dividend after March 31, 2026 and up to the date of this prospectus. Save as the aforementioned, during the years ended March 31, 2025 and 2026 and up to the date of this prospectus, no transfers or distributions have been made between us and our Singapore Operating Subsidiaries or to investors. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Class A Ordinary Shares in the foreseeable future. As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our Singapore Operating Subsidiaries through an intermediate holding company.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 12 of this prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

	Per Class A Ordinary Share	Total
Initial public offering price	$	$
Underwriters’ discounts (6.5% underwriting discount)(1)	$	$
Proceeds to us (before expenses)	$	$

____________

(1)      Represents underwriting discounts equal to 6.5% of each Class A Ordinary Share’s public offering price.

(2)      In addition to the underwriting discounts listed above, we have agreed to pay, upon closing of this Offering, (i) 1.0% of gross proceeds as a non-accountable expense allowance, and (ii) up to US$175,000 for certain of the underwriters’ out-of-pocket expenses. See “Underwriting” for additional information regarding total underwriter compensation.

We expect our total cash expenses for this Offering (including cash expenses payable to the underwriter for their out-of-pocket expenses) to be approximately US$1,331,037, exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares if any such shares are taken. If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Class A Ordinary Shares to purchasers against payment on [    ], 2026.

[*]

Kingswood Capital Partners, LLC

The date of this prospectus is [    ], 2026.

Through and including [    ], 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Class A Ordinary Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Class A Ordinary Shares means that information contained in this prospectus is correct after the date of this prospectus.

You may lose all of your investment in our Class A Ordinary Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Class A Ordinary Shares, we strongly urge you not to purchase any of our Class A Ordinary Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Class A Ordinary Shares as further detailed in this prospectus.

i

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Affiliate” means, with respect to any person or entity, any other person or entity that directly or indirectly controls, is controlled by, or is under common control with such person or entity. Control means the ownership, directly or indirectly, of more than fifty percent (50%) of the voting power of such entity;

•        “CBD” refers to the central business district;

•        “Digital Network Platform” refers to our core out-of-home advertising platform operating a network of digital screens and static advertising assets across high-traffic commercial locations in Singapore;

•        “LED” refers to a light emitting diode lighting system;

•        “Class A Ordinary Shares” are to the Class A ordinary shares, par value of US$0.0001 per share, of Focus Media Network Limited;

•        “Class B Ordinary Shares” are to the Class B ordinary shares, par value of US$0.0001 per share, of Focus Media Network Limited;

•        “Class C Ordinary Shares” are to the class C ordinary shares, par value of US$0.0001 per share, of Focus Media Network Limited. As of the date of this prospectus, no Class C Ordinary Shares are issued or outstanding. Class C Ordinary Shares may be issued in one or more series by way of resolution of directors without shareholder approval and directors have the authority to fix the voting rights, dividend rights, conversion rights, redemption rights, and other terms of such shares at the time of issuance, in one or more series;

•        “Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “Controlling Shareholder” refer to the shareholder of the Company, Comeback Investment Assets Limited which is ultimately beneficially owned by Ms. Audrey Chee Hui Ling, See “Management” and “Principal Shareholders” for more information;

•        “SGD,” “S$,” “SG$” or “SG Dollar(s)” refers to the legal currency of Singapore;

•        “U.S. dollars,” “US$,” or “dollars” refers to the legal currency of the United States;

•        “Singapore laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Singapore;

•        “shares”, “Shares”, or “Ordinary Shares” refer to the Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares of FMSN Cayman;

•        “Operating Subsidiaries” or “Singapore Operating Subsidiaries” refers to the operating subsidiaries of the Company registered and incorporated under the Singapore laws, including Focus Media Singapore Pte. Ltd. and Digon Media Singapore Pte. Limited; pursuant to the reorganization in contemplation of the initial public offering of FMSN Cayman, they became direct wholly owned subsidiaries of Excellent Investment Services Limited and indirect wholly owned subsidiaries of Focus Media Network Limited;

•        “FMSN Cayman” refers to Focus Media Network Limited;

ii

•        “FMSG” refers to Focus Media Singapore Pte. Ltd.;

•        “DMSG” refers to Digon Media Singapore Pte. Limited;

•        “DOOH” refers to digital out-of-home advertising, a form of digital advertising media displayed in public or commercial environments outside of the home;

•        “pDOOH” refers to programmatic digital out-of-home advertising, a method of transacting DOOH advertising inventory through automated, data-driven systems that facilitate the real-time bidding, purchase, and delivery of advertising content;

•        “DSP” refers to demand side platform, a platform used by advertisers and advertising agencies to programmatically purchase digital advertising inventory;

•        “SSP” refers to supply side platform, a platform used by publishers and media owners to programmatically manage, price and sell their digital advertising inventory via DSPs;

•        “PCAOB” refers to the Public Company Accounting Oversight Board;

•        “PFIC” refers to a passive foreign investment company;

•        “SEC” refers to the United States Securities and Exchange Commission;

•        “U.S.” means the United States of America; and

•        “we”, “us,” “our Group”, or the “Company” in this prospectus refers to FMSN Cayman and its subsidiaries, unless the context otherwise indicates.

FMSN Cayman is a holding company with operations conducted in Singapore through its Singapore Operating Subsidiaries. Our Singapore Operating Subsidiaries’ reporting currency is SGD. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this prospectus were calculated at US$1.00 = SGD 1.2893, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2026. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Class A Ordinary Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

Overview

We are a well-established Digital Out-Of-Home (“DOOH”) media company in Singapore. Founded in February 2005, we pioneered the concept of creating a sizeable network of digital screens at the elevator lobbies of office and commercial buildings in Singapore to sell advertising. Since our founding, we have built a significant and highly visible network of digital screens, supported by a core presence in the elevator lobbies of office and commercial buildings across Singapore. Today, we operate one of the largest DOOH platforms for digital screens deployed at commercial buildings in Singapore, based on the number of commercial building locations within our Digital Network Platform. As of the date of this prospectus, our Digital Network Platform comprises more than 800 digital screens deployed across over 500 diversified commercial building locations in Singapore, including premium office buildings in the Central Business District (“CBD”), coworking spaces, business parks catering to various industries and high-footfall retail destinations. We believe that there is only one other significant media owner operating a comparable DOOH network within commercial buildings in Singapore within this segment. Our advertising solutions encompass a comprehensive range of high-impact formats and creative options, such as large-format Light Emitting Diode (“LED”) screens, wall murals and pillar wraps, linkway stickers, boom gates advertisements, lift stickers, screen wraps, hot desk stickers, and roadshow activations. This diverse portfolio enables us to offer integrated 360-degree campaign solutions that combine digital and static assets to deliver immersive brand experiences across our network.

We have introduced Programmatic Digital Out-Of-Home (“pDOOH”) advertising to address increasing advertiser demand for data-driven targeting capabilities. Our advertising inventory in Singapore is fully accessible through third-party pDOOH platforms that are integrated with global Supply Side Platforms (“SSPs”) and connected to major Demand Side Platforms (“DSPs”), enabling advertisers to purchase advertising through both traditional guaranteed placements and data-driven programmatic auctions. These integrations enable more flexible campaign execution and provide advertisers with enhanced visibility into campaign delivery and performance across our digital screen network.

DOOH advertising refers to the delivery of advertisements through digital screens located in physical environments. A traditional DOOH campaign may involve displaying predetermined advertising content on selected screens according to a scheduled placement plan. Data-driven advertising refers to an advertising approach that uses data and analytics to inform decisions regarding audience targeting, advertising content selection, timing, placement and campaign optimization. A data-driven DOOH campaign may incorporate audience, contextual or performance-related data to determine which content is displayed, when and where advertisements are delivered, and how campaign delivery may be optimized. When applied to DOOH advertising, data-driven approaches may enable advertisers to determine which content is displayed, when and where advertisements are delivered and how campaign delivery may be optimized based on available audience, contextual or performance-related data. Accordingly, DOOH describes the medium through which advertisements are displayed, whereas data-driven advertising describes the use of data and analytics to inform and optimize advertising decisions. A DOOH campaign may therefore be conducted using either traditional scheduling-based methods or data-driven approaches.

We are a media publisher, owner and operator of DOOH advertising inventory, acting as a supply-side participant in the programmatic advertising ecosystem. To transition from traditional DOOH advertising to pDOOH advertising, we integrated our Digital Network Platform with third-party SSPs through server-to-server application programming interface connections. This direct integration enables our advertising inventory to be made available on SSPs, where it can be accessed by advertisers using DSPs through automated real-time bidding processes. This transition enabled us to integrate our inventory into the broader pDOOH ecosystem, allowing us to access demand aggregated across multiple DSPs and programmatic exchanges through SSP connectivity. The transition did not require significant changes to our underlying digital display network or hardware infrastructure; rather, it primarily involved implementing these technical integrations and operational workflows to facilitate programmatic trading of our advertising inventory.

Our financial performance has demonstrated the growth and operating characteristics of our developed business model. For the years ended March 31, 2025 and 2026, our revenue in Singapore was SGD2.3 million and SGD4.6 million (US$3.6 million), respectively, representing a year-over-year growth of approximately 104.4%.

This substantial revenue growth was primarily driven by the successful transition to pDOOH business, which expanded our client base to include both traditional brand advertisers and programmatic buyers seeking data-driven targeting capabilities. The growth reflects strong demand for our pDOOH advertising solutions, which enable advertisers to reach a broad mass audience across our diversified digital screen network from premium office buildings in the CBD to high-footfall retail destinations. Our ability to expand into new venue categories and optimize advertising yield through data-driven, programmatic inventory management also contributed to the revenue growth.

Our financial condition and results of operations for the year ended March 31, 2025 and 2026, reflect our established market position, consistent execution of growth strategies, and effective resource management. These factors have positioned us to pursue continued growth while maintaining a focus on sustainable profitability. For further details regarding our financial performance, business drivers, and outlook, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Looking forward, we expect to build upon our current market position and to continue the adoption of pDOOH advertising in Singapore and the broader Asian region. We believe the increasing demand for data-driven, measurable advertising solutions will continue to drive growth in the pDOOH business, and we intend to leverage our existing network infrastructure, established venue partnerships and programmatic technology-enabled advertising capabilities to capture a significant share of this expanding market. With a proven and scalable business model, a diversified portfolio of locations, and a roadmap for network expansion through both organic initiatives and strategic partnerships, we are confident in our ability to deliver sustained growth.

Our future development centers on scalable expansion and operational optimization across our DOOH network, focusing on three core strategic priorities: (i) enhancing portfolio efficiency through targeted audience and location segmentation; (ii) systematizing replicating best practices from high-performing locations across our network; and (iii) setting clear long-term benchmarks for sustained revenue growth and unit-level productivity. Our revenue scales directly with the expansion and utilization of our network, and we are targeting consistent annual footprint growth through a highly scalable model built on strong unit economics, with a multi-year roadmap to substantially grow our market reach and top-line performance. In the near term, our organic growth strategy focuses on three key initiatives. First, we intend to accelerate the conversion of static out-of-home advertising assets into digital LED screens, which represent the primary infrastructure for pDOOH advertising delivery. Second, we plan to expand our presence in the high-growth verticals, including the retail sector, to further diversify our venue portfolio. Third, we intend to pursue strategic partnerships with digital signage providers and interactive automated retail kiosks operators to integrate programmatic capabilities provided by SSPs and DSPs (such as Perion and Vistar, with whom we partner on their SSPs) with their existing hardware and create mutually beneficial revenue-sharing models. We also intend to selectively evaluate regional expansion opportunities to extend our network across Asia, leveraging our operating experience to support expansion into additional markets. Collectively, these initiatives are intended to support long-term network growth, improve operational efficiency, and strengthen our competitive position in the DOOH advertising industry.

Challenges, Competition and Obstacles

•        Competition in the DOOH industry.

•        Dependence on third-party technology and evolving standards.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

•        Our programmatic capabilities provide advertisers with flexible, data-driven buying options across our digital screen network.

•        Our diversified network across multiple venue categories enables advertisers to reach a broad mass audience throughout their daily routines.

•        Our cost-efficient operating model supports network scalability and margin stability.

•        Our experienced team forms the foundation of our client and partner relationships, driving consistent business execution and long-term growth.

Our Strategies

Our principal growth strategies include further strengthening our market position and increasing our market share in the Singapore DOOH industry. We intend on achieving this growth by actively seeking new opportunities on expansion. To achieve these goals, we plan on implementing the following strategies:

•        We are pursuing strategic partnerships with third-party hardware operators to scale our network through an asset-light expansion model.

•        We plan to convert static out-of-home sites to LED screens to capture growing advertiser demand for high-impact digital formats.

•        We are strengthening our integration with third-party pDOOH platforms to enhance targeting capabilities and advertiser outcomes.

•        We are investing in talent and organizational capabilities to support sustainable growth.

•        We are exploring opportunities to expand our business through acquisitions, joint ventures and strategic alliances.

Corporate Structure

We are not a Singapore operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our Singapore Operating Subsidiaries. This is an offering of the Class A Ordinary Shares of FMSN Cayman, the holding company in the Cayman Islands, instead of the shares of the Singapore Operating Subsidiaries. Investors in our Class A Ordinary Shares should be aware that they may never directly hold equity interest in our Singapore Operating Subsidiaries.

As a result of our corporate structure, our ability to pay dividends to our shareholders depends upon dividends paid by our Singapore Operating Subsidiaries through our British Virgin Islands subsidiary. There can be no assurance that our Singapore Operating Subsidiaries will generate sufficient earnings to distribute to us, or that such distributions will not be subject to restrictions under Singapore law or contractual limitations. See “Risk Factors — Risks Related to Our Business and Industry — We are a holding company with no material operations of our own, and we depend on dividends and other distributions from our Singapore Operating Subsidiaries to fund our operations and any dividends we may declare.”

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

The chart below illustrates our corporate structure and identifies our subsidiaries prior to and after our Group’s initial public offering:

Ms. Audrey Chee Hui Ling
100%
Comeback Investment Assets Limited(1) (BVI)
Jdeep Trading Limited(2) (BVI)
Other Minority Shareholders(3)
Public investors
Pre-offering: [75]%
Post-offering: [56.25]%
Pre-offering: [6]%
Post-offering: [4.5]%
Pre-offering: [19]%
Post-offering: [14.25]%
Pre-offering: 0%
Post-offering: [25]%
Focus Media Network Limited (Cayman Islands)
100%
Excellent Investment Services Limited (BVI)
100%
100%
Focus Media Singapore Pte. Ltd. (Singapore)
Digon Media Singapore Pte. Ltd. (Singapore)

____________

(1)      Represents [11,250,000] Class A Ordinary Shares indirectly held by Ms. Audrey Chee Hui Ling, our Director, Chairwoman of the Board of Directors, and Chief Executive Officer, the 100% beneficial owner of Comeback Investment Assets Limited.

(2)      Represents [900,000] Class A Ordinary Shares indirectly held by [*], the 100% beneficial owner of Jdeep Trading Limited.

(3)      None of the Other Minority Shareholders is an affiliate of the Group, nor does any such shareholder hold a number of shares equal to or exceeding 5% of the then issued and outstanding share capital of FMSN Cayman. Furthermore, there is no agreement to act in concert or any similar arrangement among the Other Minority Shareholders.

For more details, see “Our Corporate History and Structure” section.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A Ordinary Shares. If any of these risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Class A Ordinary Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Our Business and Industry

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks include, but are not limited to, the following:

•        We are a holding company with no material operations of our own, and we depend on dividends and other distributions from our Singapore Operating Subsidiaries to fund our operations and any dividends we may declare. This structure could adversely affect our ability to meet our cash requirements and may expose us to additional risks.

•        If we fail to attract and retain advertisers, our revenue, profitability and growth prospects could be materially and adversely affected.

•        If we fail to maintain our relationships with our venue partners or secure new partnerships, our network coverage, advertiser demand and overall financial performance could be adversely affected.

•        Social, economic, political and legal developments or instability, as well as any changes in government policies, in Singapore, could materially and adversely affect our business, results of operations, financial condition and business prospects.

•        Our business is susceptible to cyclical advertising demand and economic fluctuations in Singapore, which may significantly reduce client spending and adversely impact our financial performance.

•        Our business is subject to seasonal fluctuations in advertising demand, which may create volatility in our financial performance and affect investor perception of our stability.

•        Our business depends on the continued leadership of our senior management team, and our ability to retain and attract qualified personnel is critical to our success and future growth.

•        Operational limitations in advertising capacity may restrict revenue growth and client satisfaction.

•        Any deterioration in market conditions within advertising and media industry in Singapore may affect our business, results of operations, financial condition and future prospects.

•        We face intense competition from a broad range of out-of-home and non-out-of-home media companies, which pressures our pricing, challenges our market position, and may reduce our profitability and growth potential.

•        Changes to existing laws, regulations, and government policies, including those governing advertising, media, data privacy, and programmatic advertising could require us to incur significant additional costs or restrict our operations.

•        Our business performance depends on maintaining a strong reputation among advertisers, agencies, and venue partners, and any damage to our reputation could negatively affect our financial results.

•        Our past growth rate, revenue and net profit margin may not be indicative of our future growth rate, revenue and net profit margin.

•        We may implement business strategies and future plans that may not be successful.

•        Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and the insurance premium may increase.

•        The nature of our business exposes us to intellectual property infringement claims and other legal proceedings.

•        We may be unable to adequately protect our intellectual property rights, and certain brand identifiers we use may be subject to challenge by third parties.

•        We are subject to credit and payment collection risks associated with our advertising clients, which could adversely affect our cash flow, working capital, and profitability.

Risks Related to Doing Business in Singapore

A substantial part of our business is conducted in Singapore, where we may face significant regulatory, liquidity, and enforcement risks and uncertainties relating to Singapore in general. See “Risk Factors — Risks Related to Doing Business in Singapore” beginning on page 23 for a more detailed discussion of the risks involved. The material Singapore risks include but are not limited to, the following:

•        You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in Singapore against us or our management named in this prospectus based on foreign laws.

•        The ability of our subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

•        Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Ordinary Shares and This Offering

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares and this Offering, including but not limited to the following:

•        Our Class A Ordinary Shares may face potential delisting if we fail to meet or maintain the Nasdaq listing requirements, which could adversely affect their liquidity, marketability, and overall investor confidence.

•        Recent amendments to Nasdaq listing standards and Nasdaq’s expanded discretionary authority to deny initial listings may make it more difficult for us to qualify for or maintain a listing on Nasdaq, which could adversely affect the liquidity and market price of our Class A Ordinary Shares.

•        We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

•        If our Class A Ordinary Shares are listed on Nasdaq, there remains a risk that their price could decline, potentially leading to delisting. In such a scenario, broker-dealers might be discouraged from facilitating transactions in our shares, as they could be classified as penny stocks and become subject to the associated rules.

•        The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

•        FMSN Cayman is incorporated under the laws of the Cayman Islands. Some of our directors and officers reside outside the United States and they do not have significant assets in the United States. As a result, investors may have difficulty enforcing judgments against us, our directors and management.

•        Our Class C Ordinary Shares could be issued by our Board of Directors in a manner that dilutes the voting power or economic rights of holders of our Class A Ordinary Share.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and the laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

•        Our status as a foreign private issuer under Nasdaq rules, will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

•        Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

•        We may allocate the net proceeds from this Offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

•        Our compensation of directors and executive officers may not be publicly available.

•        We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Class A Ordinary Shares.

•        Our multiple-class share structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

•        Our multiple-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Corporate Information

Our principal office is located at 10 Anson Road, #05-01 International Plaza, Singapore, and our telephone number is +65 62246848. Our registered office in the Cayman Islands is located at Suite 102, Cannon Place, P.O. Box 712, North Sound Road, George Town, Grand Cayman, KY1-9006, Cayman Islands. Our principal website address is www.focusmedia.sg. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168].

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

•        the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•        reduced executive compensation disclosure; and

•        an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

•        the last day of our fiscal year during which we have total annual revenue of at least US$1.235 billion;

•        the last day of our fiscal year following the fifth anniversary of the closing of this Offering;

•        the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

•        the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this Offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

•        the majority of our executive officers or directors are U.S. citizens or residents;

•        more than 50% of our assets are located in the United States; or

•        our business is administered principally in the United States.

As a foreign private issuer, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. However, to provide our shareholders with more timely information and narrow the reporting gap between us, as a foreign private issuer, and those of U.S. domestic public companies, we intend to voluntarily furnish quarterly financial and operational updates. Beginning with the first fiscal quarter after this offering, we will submit unaudited quarterly financial information and management’s discussion and analysis under cover of Form 6-K within 45 days after each quarter end. This voluntary reporting does not replace our annual report on Form 20-F nor create any obligation to file quarterly reports under U.S. law. Nonetheless, we believe it enhances transparency and provides shareholders with information comparable to that reported by U.S. domestic issuers. Our voluntary quarterly reports will be furnished to the SEC and made available on our website. Unless specifically incorporated by reference into a filing under the Securities Act or Exchange Act, information in these reports will not be deemed “filed” for purposes of Section 18 of the Exchange Act. We may modify the scope and timing of these voluntary disclosures in the future — for example, by filing instead of furnishing such reports or by adopting U.S. domestic issuer forms at a later date. Any such changes will be disclosed as we deem appropriate.

THE OFFERING

Class A Ordinary Shares offered by us	[5,000,000] Class A Ordinary Shares.
Offer Price	US$[4.00] to US$[6.00] per Class A Ordinary Share.
Shares outstanding before this Offering	[15,000,000] Ordinary Shares, consisting of [15,000,000] Class A Ordinary Shares, 0 Class B Ordinary Share and 0 Class C Ordinary Share are outstanding as of the date of this prospectus.
Shares to be outstanding immediately after this Offering	[20,000,000] Ordinary Shares, consisting of [20,000,000] Class A Ordinary Shares, 0 Class B Ordinary Share and 0 Class C Ordinary Share.
Voting Rights

Class A Ordinary Shares are entitled to one (1) vote per share on all matters subject to the vote at general meetings of the Company.

Class B Ordinary Shares are entitled to fifteen (15) votes per share on all matters subject to the vote at general meetings of the Company.

Holders of Class A Ordinary Shares and Class B Ordinary Shares will at all time vote together as a single class on all matters subject to the vote at general meetings of the Company, unless otherwise required by the Companies Act or our memorandum and articles of association, as amended from time to time. See the sections titled “Principal Shareholders” and “Description of Share Capital” for additional information.

Use of proceeds

We estimate that we will receive net proceeds from this Offering of approximately US$22 million, based on an assumed initial public offering price of US$[5.00] per Class A Ordinary Share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus), after deducting the estimated underwriting discounts, the non-accountable expenses allowance, and estimated offering expenses payable by us.

We intend to use the net proceeds from this Offering as follows:

•   approximately 36% is expected to be used for expansion of screen network in Singapore;

•   approximately 28% is expected to be used for software purchase;

•   approximately 16% is expected to be used for establishing joint venture, merger and acquisition;

•   approximately 10% is expected to be used for strategic reserve for regional development; and

•   approximately 10% is expected to be used for working capital.

See “Use of Proceeds” for additional information.
Risk factors

Investing in these securities involves a high degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A Ordinary Shares.

Lock-up

The Company, our directors and officers and shareholders holding 5% or more of the issued and outstanding Class A Ordinary Shares or the equivalent in voting power have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six (6) months from the date the Class A Ordinary Shares first trades on the Nasdaq Capital Market.

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Symbol	FMSN
Dividends	We do not expect to pay dividends in the foreseeable future.
Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of additional [750,000] Class A Ordinary Shares (or 15% of the total number of Shares to be offered in this Offering) at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Listing

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “FMSN”. At this time, Nasdaq Capital Market has not yet approved our application to list our Class A Ordinary Shares. The closing of this Offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this Offering will be closed and our Class A Ordinary Shares will be trading on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application, this Offering will be terminated.

Transfer Agent	[*]

The number of Class A Ordinary Shares to be outstanding after this Offering is based on [15,000,000] Class A Ordinary Shares outstanding as of the date of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations for the years ended March 31, 2025 and 2026 and consolidated balance sheets data as of March 31, 2025 and 2026 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

Selected Consolidated Statements of Operations Data:

	2025	2026
	SGD	SGD
Revenues	$2,267,156	$4,634,587
Cost of revenue	(1,557,064)	(1,471,917)
Gross profit	710,092	3,162,670

Operating expenses:
General and administrative expenses	(1,122,794)	(1,164,558)
Total operating expenses	(1,122,794)	(1,164,558)

Income from operations	(412,702)	1,998,112

Other income/(expense)
Interest expense	(1,417)	(9,562)
Other income, net	198,826	203,210
Total other income/(expense), net	197,409	193,648

Income before income taxes	(215,293)	2,191,760
Income tax expense	—	738,610
Net income	$(215,293)	$2,930,370
	2025	2026
	SGD	SGD
Net cash (used in)/provided by operating activities	(86,530)	920,443
Net cash used in generated from investing activities	—	(27,150)
Net cash used in financing activities	—	—
Net change in cash and cash equivalents	(86,530)	893,293
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	329,474	242,944
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	242,944	1,136,237

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and elsewhere in the prospectus as referenced above are not the only ones to which we are or may be exposed. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are a holding company with no material operations of our own, and we depend on dividends and other distributions from our Singapore Operating Subsidiaries to fund our operations and any dividends we may declare. This structure could adversely affect our ability to meet our cash requirements and may expose us to additional risks.

FMSN Cayman is a Cayman Islands holding company with no material operations of its own. We conduct all of our operations through our Singapore Operating Subsidiaries, FMSG and DMSG. As a result, our ability to pay dividends to our shareholders, service any debt we may incur, and fund our operating expenses depends entirely on the receipt of funds from our Singapore Operating Subsidiaries through our British Virgin Islands subsidiary. The ability of our Singapore Operating Subsidiaries to distribute funds to us may be restricted by applicable Singapore laws, regulatory requirements, or contractual restrictions, including those that may be contained in future financing arrangements. Any inability of our Singapore Operating Subsidiaries to pay dividends or make other distributions to us could materially and adversely affect our business, financial condition, results of operations, and our ability to make payments to our shareholders.

If we fail to attract and retain advertisers, our revenue, profitability and growth prospects could be materially and adversely affected.

Our ability to generate revenue depends on the continued demand from advertisers for advertising time-slots on our Digital Network Platform. Advertisers choose to advertise on our platform based on several factors, including the size and quality of our network, the attractiveness and foot traffic of our venue locations, the effectiveness of our advertising solutions, and our brand reputation.

If we are unable to maintain or grow our network of premium venues, secure new advertising channels, or preserve our reputation as a reliable advertising partner, advertisers may reduce their spending on our platform or shift their budgets to competing media channels. A decline in advertiser demand could result in lower utilization of our advertising inventory, reduced pricing power, and downward pressure on our advertising rates. Any such developments could materially and adversely affect our revenue, margins, and ability to sustain profitable operations or achieve future growth.

There can be no assurance that we will be able to attract new advertisers or retain existing clients on favorable terms, or at all. Failure to do so would harm our business, financial condition, and results of operations.

If we fail to maintain our relationships with our venue partners or secure new partnerships, our network coverage, advertiser demand and overall financial performance could be adversely affected.

Our ability to generate advertising revenue depends fundamentally on the size, quality and geographic reach of our network of digital screens and creative assets, which we install and operate in office buildings, coworking spaces, commercial properties and retail stores pursuant to partnership agreements with property developers, landlords, property managers, retailers and other venue partners. These relationships provide us with access to high-traffic locations where we deploy our advertising digital screens, and collectively form the foundation of our network infrastructure and revenue base. For the fiscal years ended March 31, 2025 and 2026, revenue derived from our major venue partners accounted for approximately 20.2% and 54.1% of our total network revenue, respectively. The continued operation and growth of our business are therefore directly dependent on our ability to maintain these existing relationships under commercially viable terms.

Our partnership agreements are typically structured as contracts with initial terms ranging from one to five years, and are generally structured on a hybrid model combining fixed rental arrangements with revenue-sharing components. This contractual framework exposes our business to several material risks. There can be no assurance that existing partners will renew their agreements upon expiration, or that renewal terms will remain economically favorable to us. Venue partners may demand increased revenue shares, higher fixed rental payments, impose additional operational or content restrictions, or elect to terminate their relationships in favor of competing advertising platforms or proprietary in-house media solutions. Furthermore, changes in our partners’ business strategies, including portfolio rationalization, property repositioning, or shifts in tenant experience priorities, could reduce the availability, visibility or advertising effectiveness of our digital screen placements.

Our ability to establish new venue partnerships faces substantial and increasing uncertainty. Competition for access to prime commercial, coworking and retail locations has intensified as DOOH advertising platforms continue to expand their physical footprint. Large property owners and retail chains may develop proprietary advertising capabilities, prefer exclusive arrangements with larger media operators offering integrated solutions, or impose more stringent commercial terms. Even if new partnerships are successfully secured, they may not achieve comparable scale, advertiser demand, traffic volume or profitability relative to our existing relationships, and may require extended periods to reach full revenue potential.

Our growth strategy includes expanding our presence in the retail sector and pursuing strategic partnerships with digital signage and interactive automated retail kiosks under revenue-sharing arrangements. The success of these initiatives depends on our ability to identify suitable partners, negotiate favorable terms, and effectively integrate third-party hardware into third-party programmatic platforms with which we have partnership. There can be no assurance that we will be successful in executing these partnership strategies, or that any partnerships we establish will generate sufficient advertising revenue to justify our investment of time and resources.

Our financial performance and growth prospects are therefore subject to material risk arising from our dependence on venue partnerships. Any failure to maintain our existing relationships on acceptable terms, renew expiring agreements in a timely manner, or establish new partnerships of equivalent or superior value could materially and adversely affect our network coverage, advertiser demand, revenue, profitability and long-term competitive position.

Social, economic, political and legal developments or instability, as well as any changes in government policies, in Singapore, could materially and adversely affect our business, results of operations, financial condition and business prospects.

We are subject to risks associated with changes in Singapore laws, regulations, and government policies that could materially and adversely affect our business. Our business operations are conducted exclusively in Singapore and are subject to Singapore laws and regulations governing advertising, media, data privacy, digital communications, and workplace safety. Any adverse changes to these laws or regulations, or the introduction of new licensing or compliance requirements, could increase our operating costs, restrict our ability to display certain types of advertising content, or limit our access to venue partners. For example, amendments to the Personal Data Protection Act 2012 of Singapore or new guidelines from the Infocomm Media Development Authority of Singapore (“IMDA”) regarding digital advertising could impose additional compliance burdens. Additionally, while our current operations do not require a broadcasting license under the Broadcasting Act 1994 of Singapore, future regulatory changes could reclassify DOOH advertising as a licensable activity, which could impose significant additional costs and compliance requirements. We cannot predict the nature or impact of future regulatory changes, and any such changes could materially and adversely affect our business, financial condition, and results of operations.

Our business is susceptible to cyclical advertising demand and economic fluctuations in Singapore, which may significantly reduce client spending and adversely impact our financial performance.

Advertising expenditure is inherently sensitive to macroeconomic trends and shifts in consumer and business sentiment. In Singapore, where our network operates, demand for advertising slots correlates closely with broader economic conditions. During periods of economic downturn, advertising budgets are often among the first expenses to be reduced as companies seek to control costs and preserve liquidity. This sensitivity may be further heightened by factors such as general economic softening in the Singapore market, substitution of advertising budgets toward other media channels perceived as more measurable or cost-effective, or industry-wide contractions in advertising spending triggered by financial instability, reduced consumer activity, or corporate spending constraints.

A sustained decline in advertising demand in Singapore would directly impair our revenue-generating capacity, as our business model relies substantially on the sale of advertising time across our network. Reduced pricing power, lower occupancy rates of advertising slots, and potential client attrition could collectively compress our margins and weaken our operating cash flows. Consequently, our financial condition, profitability, and capacity to fund ongoing operations or strategic investments could be materially and adversely affected, particularly if economic headwinds persist or intensify.

Our business is subject to seasonal fluctuations in advertising demand, which may create volatility in our financial performance and affect investor perception of our stability.

The advertising industry is subject to fluctuations in revenue due to the cyclical nature of client advertising expenditures. A considerable portion of annual advertising spending is typically concentrated around key promotional periods, such as festive seasons and major shopping events, which often occur in the second half of our fiscal year. As a result, our historical operating patterns have generally reflected lower revenue in the first half of our fiscal year and higher revenue in the second half of our fiscal year.

This seasonality affects both our traditional guaranteed placements and programmatic inventory. During peak advertising periods, particularly the second half of the fiscal year, we typically experience higher fill rates for our digital screens and increased demand for creative asset placements, which supports stronger pricing and revenue. Conversely, during seasonally weaker periods, particularly the first half of the fiscal year following year-end holiday campaigns, advertiser demand may soften, resulting in lower inventory utilization and potential pressure on programmatic pricing.

Consequently, our operating results for any interim period may not be indicative of results for a full fiscal year. Due to the seasonal nature of our business, we may experience lower profitability, achieve only break-even results, or incur net losses during the first half of our fiscal year. This variability may reduce comparability between periods and could adversely affect investor perception of our performance and the trading price of our shares.

Our business depends on the continued leadership of our senior management team, and our ability to retain and attract qualified personnel is critical to our success and future growth.

Our continued success and future growth are highly dependent on the leadership, expertise, and sustained contributions of our senior management team, in particular our CEO, Ms. Audrey Chee Hui Ling. We rely on her deep industry experience, strategic vision, and management capabilities, which have been integral to shaping our business model and driving our expansion. She established relationships with key employees, major shareholders, venue partners, and advertising clients are critical to maintaining operational stability and business development momentum. Similarly, the collective strategic direction, industry knowledge, and execution skills of our broader senior management team are fundamental to our day-to-day operations and long-term planning.

While we have implemented incentive arrangements and maintain confidentiality and non-competition agreements with key members of our management, we cannot assure you that we will be able to retain their services in the future. If CEO or other key executives were to depart, whether due to personal choice, incapacity, or recruitment by a competitor, we may not be able to identify or attract a suitable replacement promptly or at all. The loss of such leadership could disrupt strategic initiatives, weaken partner and client confidence, and impede our ability to execute growth plans, which could materially and adversely affect our business, financial condition, and results of operations. Furthermore, enforcing non-compete or confidentiality provisions could involve substantial legal cost and uncertainty.

Beyond executive leadership, we also depend on our ability to recruit, develop, and retain experienced personnel across our commercial, operational, and technical teams. As we seek to grow our network, enter new venues, and enhance our service offerings, attracting and retaining qualified talent will be critical. Failure to do so could limit our capacity to manage existing operations effectively, pursue growth opportunities, and maintain our competitive position, which could adversely impact our long-term prospects.

Operational Limitations in Advertising Capacity May Restrict Revenue Growth and Client Satisfaction

Our digital screen network operates on a fixed, repeating pre-agreed advertising loop-cycle of 10 minutes, with options of individual advertisers submitting video content running from 10 seconds to 120 seconds. While this structure provides consistency in scheduling, it also imposes a physical constraint on inventory availability. When advertiser demand increases and the existing loop-cycle reaches saturation, we face a structural limitation where we cannot sell additional time-slots for any given week without extending the total length of the loop-cycle. However, extending the cycle reduces the daily frequency with which each advertisement is displayed, and this reduction may diminish the value proposition for advertisers who prioritize repeated daily exposure over extended campaign duration.

This creates a potential conflict between accommodating new advertisers and maintaining service quality for existing ones. If advertisers are unwilling to accept reduced daily visibility in a longer cycle, we may be unable to expand our advertising inventory in response to rising demand. Consequently, our capacity to grow revenue could be constrained, and we may face challenges in fully meeting advertiser needs, especially during periods of heightened market interest. While we have not historically been required to reject advertiser demand solely due to loop-cycle saturation, continued growth in advertising sales may require us to extend the loop-cycle, which could reduce the frequency of each advertising placement and potentially render our inventory less attractive. Over the long term, this structural limitation could impede our ability to scale operations and capture additional market share, thereby affecting our revenue trajectory and competitive positioning.

Any deterioration in market conditions within advertising and media industry in Singapore may affect our business, results of operations, financial condition and future prospects.

Our business, financial performance, and future prospects are directly influenced by the advertising expenditure environment in Singapore. As a DOOH media provider, our revenue is primarily driven by demand from advertisers across various sectors, including financial services, technology, retail, and consumer goods. The level of advertising investment in these industries is closely tied to general economic conditions, corporate profitability, consumer sentiment, and business confidence in Singapore.

Economic growth, corporate expansion, retail sales activity, and business investment tend to increase marketing budgets and demand for advertising services. Conversely, economic slowdowns, sector-specific downturns, or periods of market uncertainty may lead companies to reduce or delay advertising expenditures, which could negatively impact our revenue and profitability. Additional factors influencing the advertising sector include changes in media consumption patterns, the competitive landscape with other digital and traditional media channels, regulatory developments affecting advertising content, and technological shifts in how audiences are reached and measured. A sustained decline in advertising spending in Singapore could therefore adversely affect our business operations, financial results, and growth prospects.

We face intense competition from a broad range of out-of-home and non-out-of-home media companies, which pressures our pricing, challenges our market position, and may reduce our profitability and growth potential.

We operate in a competitive advertising industry, contending with both traditional out-of-home media providers and digital advertising platforms. Competition for advertising expenditure is driven by the size and quality of our network, the effectiveness of our programmatic solutions, the measurability of campaign performance, pricing strategies, and brand reputation.

Our competitors include established out-of-home media operators with extensive networks across transit zones, shopping malls, and prime urban locations, as well as emerging technology-focused providers offering data-driven programmatic solutions. Additionally, large property owners and retail chains may develop proprietary advertising capabilities or prefer exclusive arrangements with larger media operators, potentially limiting our access to premium venues. The pDOOH industry is also evolving, with SSPs and DSPs creating ecosystems that enable automated, cross-border programmatic buying.

Intensified competition could pressure our operating margins, reduce profitability and result in loss of market share. Many existing or potential competitors possess greater financial resources, broader marketing capabilities, established operational scale, or exclusive long-term concessions at prime locations. Increased market alternatives provide advertisers with more choices, which may lead to pricing pressure on both traditional guaranteed placements and programmatic impressions.

Our ability to maintain and grow our market share depends on continuously enhancing our DOOH platform, expanding our network footprint, and demonstrating superior audience reach and campaign measurability relative to competitors. There is no assurance that we will be able to maintain or enhance our competitive position against current or future market participants. If we fail to compete effectively, our business, financial condition, and results of operations could be materially and adversely affected.

Changes to existing laws, regulations, and government policies, including those governing advertising, media, data privacy, and programmatic advertising could require us to incur significant additional costs or restrict our operations.

Our business operations are subject to various laws, regulations, and government policies in Singapore, which govern areas including advertising content, media broadcasting, data privacy, digital communications, and workplace safety. Changes to these regulatory frameworks may occur from time to time and could impose new compliance obligations, licensing requirements, or operational restrictions.

For example, amendments to advertising standards, content classification rules, or digital media licensing regimes could affect the type of advertisements we are permitted to broadcast or require us to modify our content review processes. Similarly, new data protection or cybersecurity regulations may necessitate enhanced data handling protocols or system upgrades. Revisions to labor laws, workplace safety standards, or environmental regulations could also lead to increased operational or administrative costs.

We may be unable to comply with all new or amended requirements in a timely manner, or compliance may require us to incur significant unanticipated expenses. Failure to comply could result in penalties, operational disruptions, or reputational harm. Any such developments could adversely affect our business operations, cost structure, and financial performance.

Our business performance depends on maintaining a strong reputation among advertisers, agencies, and venue partners, and any damage to our reputation could negatively affect our financial results.

Our ability to attract and retain advertisers relies significantly on our reputation for providing effective, reliable, and measurable digital advertising solutions through our Digital Network Platform. Negative publicity — whether related to campaign underperformance, technical disruptions, data privacy concerns, content compliance issues, or partner or client dissatisfaction — could undermine advertiser confidence and reduce demand for our advertising inventory across both traditional guaranteed placements and programmatic impressions. Similarly, our relationships with venue partners depend on our reputation as a professional, compliant, and value-adding media operator.

Any public incidents, service failures, data breaches, or regulatory breaches that attract media or social attention could harm our brand perception and make it more difficult to secure new advertising contracts, maintain existing client relationships, or establish new venue partnerships. In the digital age, adverse information can spread rapidly through social media and online platforms, potentially amplifying reputational harm beyond the scope of the underlying incident.

If we are unable to protect and uphold our reputation, our ability to grow revenue, maintain pricing stability, and expand our network through new venue partnerships and hardware integrations could be adversely affected, which would in turn impact our business, financial condition, and operating results.

Our past growth rate, revenue and net profit margin may not be indicative of our future growth rate, revenue and net profit margin.

Our historical growth rates, revenue levels, and net profit margins may not be indicative of our future performance. During the fiscal years ended March 31, 2025 and 2026, our total net revenue was approximately SGD2.3 million and SGD4.6 million (US$3.6 million), respectively. These figures reflect past operating conditions, including specific market dynamics and advertising expenditure cycles in Singapore. Historical performance should not be assumed to predict future results, particularly given the inherent volatility in advertising budgets and the impact of broader economic cycles. There is an inherent risk in using such historical financial information to project or estimate our financial performance in the future, as it only reflects our past performance under particular conditions, especially in situations like the unprecedented Covid-19 pandemic. We may be unable to sustain historical growth rates revenue and net profit margin for various reasons, such as a deterioration in advertising market conditions in Singapore; intensification of competition among other out-of-home, digital, and programmatic media platforms; shifts in advertiser preferences or media planning strategies; increases in operational costs such as venue partnership fees, technology maintenance, or staff compensation; and unforeseen external factors such as economic downturns and regulatory changes. There can be no assurance that we will achieve comparable growth rates or revenue levels in future periods. Investors should not rely solely on historical financial information as an indicator of future operating or financial performance.

We may implement business strategies and future plans that may not be successful.

The successful implementation of our business strategies and future plans depends on a number of factors including general market conditions, government policies, the availability of funds, competition and our ability to retain and recruit competent employees. There is no assurance that our business strategies and future plans can be implemented effectively and successfully, as some of these factors are beyond our control. If any implementation of these strategies and plans fails or is delayed, we may be adversely affected by investment expenses that have not led to the anticipated results, by the distraction of management from our core business or by damage to our brand or reputation. Additionally, if we fail to secure adequate funds in a timely manner, we may also be unable to pursue opportunities to expand our business.

Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and the insurance premium may increase.

There can be no assurance that our current insurance will cover all our risks or adequately protect us against all liabilities arising from claims and litigation against us. We will have to bear any losses, damages or liabilities in the course of our operations arising from events for which we do not have adequate insurance coverage. Further, the insurance premium payable by us depends on various factors, including the scope and contract sum of the projects undertaken by us and our insurance claim track record. There is no assurance that the insurance premium payable by us will not increase or that our insurance coverage will not be reduced in the future. If we were held liable for uninsured losses, the amounts of claims for insured losses exceed the limits of our insurance coverage or the insurance premium payable by us increases significantly, our business, results of operations and financial condition may be materially and adversely affected.

The nature of our business exposes us to intellectual property infringement claims and other legal proceedings

Our operation involves the regular broadcast of advertising content across digital screen network, utilizing a range of hardware, software, and content management systems. This operational framework exposes us to potential legal and regulatory risks, including intellectual property disputes, content-related claims, and liability arising from the physical operation of our digital screens. While we have not historically been subject to material legal actions, the evolving nature of media, technology, and advertising regulation means we cannot exclude the possibility of future claims or proceedings.

We broadcast advertising content provided by clients across our digital screen network, which may involve the use of third-party intellectual property. Currently, we are not aware of any active claims against us regarding infringement. However, we cannot guarantee that our operations including the advertisement we display or the technology we use do not unintentionally violate patents, copyrights, or trademarks owned by others. If a claim is raised, we may need to engage in legal defense, which could be costly and time-consuming. Should we be found liable, we might have to pay licensing fees, modify our systems, or cease using certain content, potentially disrupting our services and affecting client relationships We are responsible for ensuring that the advertisements shown on our screens comply with applicable regulations and community standards. As of the date of this prospectus, we have not faced significant penalties or formal complaints related to advertising content. We have established internal review procedures to screen advertisement before they are broadcast. Nevertheless, we cannot assure that all content will be free from objection. If an advertisement is deemed inappropriate, we may be required to remove it, which could lead to disputes with advertisers, reputational harm, or regulatory scrutiny.

In the ordinary course of business, we may become involved in various legal or contractual disagreements. As of the date of this prospectus, we have not been party to any material litigation. However, disputes could arise in the future with clients over campaign performance, with venue partners regarding contract terms, or in relation to employment, data privacy, or other operational matters. Even if resolved in our favor, such proceedings could entail legal costs, management distraction, and potential reputational impact.

As our business grows and we explore new markets or services, our exposure to legal, regulatory, and operational risks may increase. There is no assurance that we will be able to secure adequate or affordable insurance in the future. Any significant uninsured liability or legal judgment could adversely affect our financial position and business continuity.

We may be unable to adequately protect our intellectual property rights, and certain brand identifiers we use may be subject to challenge by third parties.

As of the date of this prospectus, we have registered two domain names and one trademark. See “Business — Intellectual Property.” We rely on trademark, domain name, and other intellectual property laws to protect our proprietary rights. However, we face certain risks related to our brand identity, particularly with respect to the primary domain name and business names we use in connection with our operations in Singapore.

Our operating subsidiaries may have had historical commercial relationships with third parties, including a trademark distribution agreement that has since terminated, who may assert prior rights or ownership claims over certain brand elements we use, including related domain names. While we believe we have legitimate grounds to use these brand identifiers within the scope of our current operations, there can be no assurance that third parties will not challenge our rights. Any such challenge could be based on allegations of trademark infringement.

If a dispute were to arise, it could result in substantial costs and a significant diversion of management’s time and attention. An adverse outcome could require us to modify our corporate identity, marketing materials, or domain names, which could decrease our brand value and cause a decline in sales. Additionally, even if a challenge is ultimately unsuccessful, the process of addressing such a dispute could divert management resources and disrupt our business operations.

The measures we take to protect our intellectual property may be inadequate to prevent other improper or unauthorized uses. Monitoring and preventing such uses require significant effort and resources. Failure to adequately protect our intellectual property, or a successful challenge to our right to use certain brand elements, could materially and adversely affect our financial condition and results of operations. Litigation may also be necessary to defend against claims of infringement or to protect our own portfolio, and any adverse outcome could further harm our business.

We are subject to credit and payment collection risks associated with our advertising clients, which could adversely affect our cash flow, working capital, and profitability.

Our business is exposed to the credit risk of our clients, which include brand advertisers and advertising agencies. The timely collection of receivables is critical to our cash flow and operational stability. Our standard advertising agreements typically grant payment terms of 30 to 90 days, though in certain cases these may be extended based on client relationships or industry practices.

Historically, our average debtor turnover days have exceeded our stated payment terms, primarily due to delays in settlements by advertising agencies. A continuation or increase in payment delays could strain our working capital, limit our ability to fund operations and growth initiatives, and negatively impact our profitability. Furthermore, a portion of our trade receivables has consistently aged beyond 90 days. While we believe we have made appropriate provisions for doubtful debts, any significant inability to recover these outstanding amounts could materially adversely affect our financial results.

There can be no assurance that we will be able to collect all receivables within agreed terms, or at all. Extended collection periods or client defaults could materially impair our cash flow, increase borrowing needs, and harm our financial performance.

Failure to deliver advertising campaigns as scheduled could adversely affect our financial performance, client relationships, and reputation.

Our business depends on our ability to execute advertising campaigns according to the timelines and specifications agreed upon with our clients. Any delays in launching or disruptions during the broadcast of campaigns — whether due to technical failures, content compliance issues, operational inefficiencies, or unforeseen external events — could result in client dissatisfaction, contractual penalties, or demands for compensation.

Such failures may lead to reduced client retention, loss of future business opportunities, and damage to our reputation in the advertising and media industry. Additionally, if we are unable to fulfill our contractual obligations in a timely manner, we may become subject to claims or legal disputes, which could entail financial liabilities and further harm our brand and operational standing. Consequently, any significant inability to complete advertising projects as scheduled could materially and adversely affect our financial performance, client trust, and market position.

Our business could be adversely affected by disruptions or failures in our information technology systems.

We rely on our technology infrastructure to manage key operational functions, including: (i) scheduling and broadcasting advertising content across our digital screen network; (ii) monitoring screen performance and technical status; (iii) managing advertising inventory, campaign delivery, and billing processes; (iv) relying on third-party pDOOH platforms, including integrations with SSPs and DSPs; (v) facilitating real-time bidding and dynamic advertisement delivery; (vi) collecting, processing, and reporting audience measurement data and campaign performance metrics; and (vii) supporting communication with clients, agencies, venue partners, and technology partners. Our systems also assist in preparing advertising proposals, managing partner revenue-sharing calculations, and maintaining content compliance records.

A sustained breakdown, cyberattack, software malfunction, or operational failure affecting our internal system or the third-party pDOOH platforms could disrupt advertising broadcasts, delay campaign launches, impair the accuracy of programmatic bidding and delivery, compromise real-time reporting capabilities, or result in unauthorized access to or loss of client or advertisement data. Given our reliance on third-party pDOOH platforms to facilitate programmatic advertising transactions, any disruption to these technology partnerships or interfaces could temporarily restrict advertisers’ ability to access our inventory through programmatic channels. Such disruptions could lead to loss of advertising revenue, contractual penalties, reputational harm, increased recovery costs, and diminished confidence in our programmatic capabilities among advertisers and agencies, any of which could adversely affect our business, financial condition, and operating results.

Natural disasters, public health emergencies, geopolitical events, and other significant disruptions beyond our control may adversely affect our business operations and financial performance.

Events such as floods, severe storms, earthquakes, tsunamis, or large-scale fires in Singapore could damage our installed digital screen infrastructure, disrupt power and network connectivity, or impede physical access to our venues for maintenance and content updates. Similarly, public health crises — as exemplified by the COVID-19 pandemic — may lead to government-imposed movement restrictions, remote work policies, or reduced pedestrian traffic in commercial areas, thereby diminishing audience exposure and advertiser demand. Geopolitical instability, social unrest, acts of terrorism, or widespread cyberattacks targeting critical infrastructure could also interrupt our broadcast operations, compromise data security, or undermine business and consumer confidence.

Such events have in the past caused, and may in the future cause, operational delays, reduced advertising revenue, increased insurance or maintenance costs, and challenges in workforce availability. They may also indirectly affect our business by reducing corporate marketing budgets, delaying campaign launches, or altering media consumption patterns. While we maintain business continuity plans and appropriate insurance coverage, there can be no assurance that we will be fully protected from the operational, financial, or reputational impacts of such unforeseen events.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have no prior experience in operating a U.S. public company. None of our executive officers have previously served as an officer or director of a company registered with the SEC or listed on a U.S. national securities exchange. As a result, our management may lack the necessary familiarity with the complex legal, accounting, and regulatory requirements applicable to U.S. public companies, including the Sarbanes-Oxley Act, SEC reporting obligations, and Nasdaq corporate governance standards. In addition, effective March 18, 2026, the Holding Foreign Insiders Accountable Act will require directors and officers of foreign private issuers to publicly report their ownership in, and transactions involving, the Company’s securities on Forms 3, 4, and 5. Our executive officers and directors have no prior experience with these reporting obligations, and any failure to comply with these requirements could result in regulatory scrutiny, sanctions, or reputational harm. While we intend to rely on experienced outside counsel, consultants, and our independent directors — particularly our audit committee members — to assist in meeting these obligations, any failure by management to effectively navigate these requirements could result in regulatory scrutiny, sanctions, or non-compliance, which could harm our reputation, financial condition, and the trading price of our Class A Ordinary Shares.

Meeting the obligations of being a public company — such as adhering to the reporting requirements under the Exchange Act and the Sarbanes-Oxley Act — could place considerable strain on our resources, escalate costs, and divert management’s focus. Additionally, we might struggle to meet these requirements efficiently or within prescribed timelines.

As a public company, we will face new compliance obligations, including corporate governance rules from the Sarbanes-Oxley Act, the Exchange Act, SEC regulations, and Nasdaq requirements, which are not applicable to private companies. These responsibilities will demand substantial time from our Board and management and will lead to significant cost increases. To meet these obligations, we will need to:

•        institute a more comprehensive compliance function;

•        comply with rules promulgated by Nasdaq;

•        continue to prepare and distribute periodic public reports in compliance with our obligations under the U.S. federal securities laws;

•        establish new internal policies, such as those relating to insider trading; and

•        involve and retain to a greater degree outside counsel and accountants in the above activities.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel resources. Furthermore, prior to this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls may be less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Class A Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under securities laws and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. The occurrence of any of these risks could adversely affect our operations or financial condition.

We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

Following this offering, we will be subject to rules and regulations of various governing bodies and self-regulatory organizations, including, for example, the SEC and Nasdaq, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Our business operation is subject to cybersecurity risks, and a cyberattack may disrupt our operations and compromise the personal data of our customers.

As we conduct our operations to customers through our Operating Subsidiaries in Singapore, our operations involve transmission, handling, publication and temporary storage of data, confidential and inside information of customers. Hence, our information technology infrastructure is susceptible to cyber-attacks and cyber incidents and the threats thereof. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to data and the unauthorized release, corruption or loss of data and personal information, interruptions in communication, loss of intellectual property or theft of sensitive or proprietary technology, loss or damage to data delivery systems, or other electronic security, including those with our properties and equipment.

These cybersecurity risks could:

•        disrupt our Operating Subsidiaries’ operations and damage our Operating Subsidiaries’ information technology systems;

•        leak out confidential and inside information of our customers;

•        negatively impact our ability to compete;

•        enable theft or misappropriation of funds;

•        cause loss, corruption or misappropriation of proprietary or confidential information, expose us to litigation; and

•        result in damage to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers, as sensitive or confidential customer data could be accessed by unauthorized persons or open to the general public, and adversely impact our customers. Likewise, any data breaches by our former and current employees and others who have access to our systems may pose a risk to the service provided by our Operating Subsidiaries, employee relationships and our reputation.

While we continue to make efforts to evaluate and improve our information technology infrastructure, particularly the effectiveness of our security program, procedures and systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time. There can be no assurance that the actions and controls that we implement will be sufficient to protect the information technology infrastructure. Additionally, customers and vendors whom we rely on face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber-incident or attack could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data, our business, financial condition, and results of operations may be materially and adversely affected.

We and our subsidiaries may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, processing, retention, use, disclosure, and transfer of confidential and sensitive information, including personal information and other data. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

RISKS RELATED TO DOING BUSINESS IN SINGAPORE

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in Singapore against us or our management named in this prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and, except for certain of our investments, substantially all of our assets are located outside the United States. In addition, some of our directors and executive officers reside outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.”

In addition, holders of book-entry interests in the shares (for example, where such shareholders hold shares indirectly through the DTC) will be required to be registered shareholders as reflected in our register of members in order to have standing to bring a shareholder action and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. Any such enforcement action would be subject to applicable Singapore laws. The administrative process of becoming a registered shareholder could result in delays that could be prejudicial to any legal proceeding or enforcement action. In making a determination as to enforceability of a judgment of a state court or a federal court of the United States and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to, whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed and ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. Singapore courts would not recognize or enforce judgments against us, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such a determination has yet to be made by a Singapore court in a reported decision.

The ability of our subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and our operating subsidiaries are located in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from our subsidiaries is subject to restrictions imposed by the applicable laws and regulations in these markets, which are more fully described in “Dividend Policy” in this prospectus. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiaries to distribute dividends to us may be restricted in the future.

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition.

Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower revenues due to weakened demand or lower profit margins.

During economic downturns or recessions, there can be a heightened competition for our services and increased pressure to reduce our pricing as our clients may reduce their demand for our services. If we lose significant advertising fee or reduce the level of our pricing significantly, then there could be a negative impact on our consolidated financial condition or results of operations, profitability and cash flows.

RISKS RELATING TO OUR ORDINARY SHARES AND THIS OFFERING

Our Class A Ordinary Shares may face potential delisting if we fail to meet or maintain the Nasdaq listing requirements, which could adversely affect their liquidity, marketability, and overall investor confidence.

We intend to apply to list our Class A Ordinary Shares on the Nasdaq under the ticker symbol “FMSN”. Completion of this offering is contingent upon obtaining Nasdaq approval for such listing. If we are unable to secure a listing on Nasdaq, there will be no public offering of the Class A Ordinary Shares under this prospectus. Nasdaq’s continued listing requirements include, but are not limited to, maintaining minimum market capitalization, a specified stock price, and compliance with corporate governance standards. Failure to satisfy these requirements or the occurrence of any event leading to delisting from Nasdaq could have significant adverse consequences. Shareholders’ ability to sell or trade our securities could be hindered, resulting in reduced liquidity and challenges in obtaining accurate market price quotations for our Class A Ordinary Shares. Furthermore, a delisting could materially reduce the perceived value of our shares, adversely affecting our stock price and investor confidence.

In the event we are not listed or are subsequently delisted from Nasdaq, the absence of a national securities exchange listing could materially impair our ability to access the capital markets. This could limit our ability to issue additional securities for financing, pursue growth opportunities, or enter into future financing arrangements, thereby negatively impacting our operational and financial stability.

Recent amendments to Nasdaq listing standards and Nasdaq’s expanded discretionary authority to deny initial listings may make it more difficult for us to qualify for or maintain a listing on Nasdaq, which could adversely affect the liquidity and market price of our Class A Ordinary Shares.

On December 18, 2025, the SEC approved amendments to Nasdaq’s listing rules that increase the minimum market value of unrestricted publicly held shares required for new listings under the net income standard. Under the amended rules, companies seeking to list on the Nasdaq Capital Market must have a minimum public float of US$5 million in shares that are not held by officers, directors, or 10% shareholders.

In addition, on December 19, 2025, Nasdaq adopted further amendments to expand its discretion to deny initial listings, even where an applicant otherwise satisfies the quantitative and qualitative listing requirements. Under new Rule IM-5101-3 (Application of Discretion to Deny Initial Listings), Nasdaq may deny an initial listing if it determines that the company’s securities may be particularly susceptible to manipulation or present risks to investors or the orderly functioning of the market. In making this determination, Nasdaq may consider, among other factors, the company’s business profile, geographic nexus, ownership structure, and relationships with professional advisors such as auditors, underwriters, law firms, brokers, clearing firms, or other service providers, as well as similarities to previously listed companies that experienced problematic or unusual trading patterns identified by Nasdaq or other regulators. This rule is effective immediately and applies to companies currently in the listing application process.

If we seek to list our Class A Ordinary Shares under the net income standard, we must satisfy the increased minimum public float requirement and remain subject to Nasdaq’s expanded discretionary authority in evaluating our listing application. There can be no assurance that we will be able to meet these requirements or that Nasdaq will approve our listing application. If we are unable to satisfy Nasdaq’s listing standards or if Nasdaq exercises its discretion to deny our listing, we may need to seek an alternative listing venue or delay or restructure this offering, which may be less favorable and could involve additional costs, delays, or regulatory uncertainty.

A failure to qualify for or maintain a Nasdaq listing could materially reduce the liquidity of our Class A Ordinary Shares, impair investors’ ability to buy or sell our Class A Ordinary Shares at desired prices or at all, increase volatility in the trading price of our Class A Ordinary Shares, and adversely affect our visibility and credibility with investors, analysts, and other market participants. Any of these outcomes could have a material adverse effect on the market price of our Class A Ordinary Shares and on our ability to raise additional capital in the future.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. Foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. However, to provide our shareholders with more timely information and narrow the reporting gap between us, as a foreign private issuer, and those of U.S. domestic public companies, we intend to voluntarily furnish quarterly financial and operational updates. Beginning with the first fiscal quarter after this offering, we will submit unaudited quarterly financial information and management’s discussion and analysis under cover of Form 6-K within 45 days after each quarter end. This voluntary reporting does not replace our annual report on Form 20-F nor create any obligation to file quarterly reports under U.S. law. Nonetheless, we believe it enhances transparency and provides shareholders with information comparable to that reported by U.S. domestic issuers. Our voluntary quarterly reports will be furnished to the SEC and made available on our website. Unless specifically incorporated by reference into a filing under the Securities Act or Exchange Act, information in these reports will not be deemed “filed” for purposes of Section 18 of the Exchange Act. We may modify the scope and timing of these voluntary disclosures in the future — for example, by filing instead of furnishing such reports or by adopting U.S. domestic issuer forms at a later date. Any such changes will be disclosed as we deem appropriate. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not subject to the insider short swing profit disclosure and recovery regime of Section 16 of the Exchange Act and the rules thereunder, until March 18, 2026, when an amendment to Section 16 requiring officers and directors of “foreign private issuers” to file public reports of their share ownership becomes effective. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares until on or after March 18, 2026. On December 18, 2025, President Trump signed into law the Holding Foreign Insiders Accountable Act, which eliminates the exemption to comply with Section 16 of the Exchange Act. The new law has taken effect on March 18, 2026. Directors and officers of foreign private issuer are required to publicly report their ownership in, and transactions involving, the applicable foreign private issuer’s securities to the SEC on Forms 3, 4, and 5.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands company listed on the Nasdaq, we will be subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We intend to rely on the home country practice exemption with respect to Nasdaq’s board independence requirements. Nasdaq rules require that a majority of a listed company’s board of directors be independent; Cayman Islands law does not impose such a requirement. Accordingly, our board of directors will consist of four executive directors and four independent directors. We do not intend to follow home country practices with respect to committee independence, and our audit committee, compensation committee, and nominating and corporate governance committee will each be composed solely of independent directors in compliance with Nasdaq rules. With respect to other Nasdaq corporate governance requirements — including shareholder approval of equity compensation plans and material amendments, shareholder approval of certain share issuances, and the holding of annual general meetings — we do not currently intend to follow home country practices. We may, however, in the future elect to rely on available home country exemptions with respect to these or other matters. If we elect in the future to follow home country practices in lieu of Nasdaq corporate governance standards, those practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Stock Market.

An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Ordinary Shares will be established. If an active public market for our Class A Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. The initial public offering price for our Class A Ordinary Shares in this offering will be determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our Class A Ordinary Shares after this offering will not decline below the initial public offering price. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their shares.

If our Class A Ordinary Shares are listed on Nasdaq, there remains a risk that their price could decline, potentially leading to delisting. In such a scenario, broker-dealers might be discouraged from facilitating transactions in our shares, as they could be classified as penny stocks and become subject to the associated rules.

The SEC has established rules to regulate “penny stocks”, restricting transactions involving such stocks. These rules, including Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act, aim to protect investors but may reduce penny stock liquidity. “Penny stocks” are typically defined as equity securities priced below US$5.00 per share, excluding those listed on certain national exchanges or Nasdaq with available price and volume data. Our Class A Ordinary Shares could qualify as “penny stock” under these regulations. The additional disclosure and sales practice requirements for U.S. broker-dealers may discourage them from facilitating trades in our shares, potentially limiting market liquidity and impeding their resale in the secondary market.

U.S. broker-dealers selling penny stock to individuals other than established customers or “accredited investors” (typically those with a net worth exceeding US$1,000,000 or an annual income over US$200,000, or US$300,000 jointly with a spouse) must determine the purchaser’s suitability and obtain written consent prior to completing the transaction, unless exempt. Penny stock regulations also mandate that broker-dealers provide a disclosure schedule — prepared in line with SEC standards — before any transaction involving penny stock, unless exempt. Additionally, broker-dealers must disclose commissions, registered representative fees, and current stock quotations. They are also required to deliver monthly statements containing recent price information for penny stock held in customer accounts and details about the limited market for such stocks.

According to the SEC, the market for “penny stocks” has historically been associated with patterns of fraud and abuse. These include: (i) market control by one or a few broker-dealers often linked to the promoter or issuer, (ii) price manipulation through prearranged matching of trades and misleading press releases, (iii) “boiler room” tactics involving high-pressure sales and unrealistic projections by inexperienced salespersons, (iv) excessive and undisclosed bid-ask spreads and markups by selling broker-dealers, and (v) large-scale dumping of securities by promoters and broker-dealers after price manipulation, leading to investor losses. Our management is aware of these historical abuses in the penny stock market. While we may not have the ability to control market behaviour or broker-dealer practices, our management remains committed to striving, within practical limitations, to prevent such patterns from affecting our Class A Ordinary Shares.

We may not maintain the listing of our Class A Ordinary Shares on Nasdaq which could limit investors’ ability to make transactions in Class A Ordinary Shares and subject us to additional trading restrictions.

In order to continue listing our shares on Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on Nasdaq in the future.

If Nasdaq delists our Class A Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Class A Ordinary Shares;

•        reduced liquidity for our Class A Ordinary Shares;

•        a determination that our Class A Ordinary Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

Our corporate actions are significantly influenced by our directors, officers and principal shareholders, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders.

Immediately after the completion of this offering, our directors, officers and principal shareholders will hold directly and/or beneficially in aggregate [11,925,000] of our issued Class A Ordinary Shares, representing [59.63]% of our total issued and outstanding share capital immediately after the completion of this offering and they will be able to exercise [59.63]% of the total voting power of our issued and outstanding share capital immediately following the completing of this offering. As a result, our directors, officers and principal shareholders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

•        fluctuations in our revenues, earnings and cash flow;

•        changes in financial estimates by securities analysts;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our business and to cover operating costs, finance operations and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our Class A Ordinary Shares in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Class A Ordinary Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Class A Ordinary Shares we are offering. Consequently, investors may need to rely on sales of their Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands require that certain criteria must be satisfied before we are able to declare and pay dividends.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law, and subject to provisions of the Companies Act, our shareholders may by ordinary resolution declare a dividend in accordance with the respective rights of shareholders, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our Operating Subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, the analysts who cover us may provide inaccurate or unfavorable research or issue an adverse opinion regarding our Class A Ordinary Share price, our Class A Ordinary Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market which, in turn, could cause our Class A Ordinary Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

FMSN Cayman is incorporated under the laws of the Cayman Islands. Some of our directors and officers reside outside the United States and they do not have significant assets in the United States. As a result, investors may have difficulty enforcing judgments against us, our directors and management.

FMSN Cayman is incorporated under the laws of the Cayman Islands. Some of our directors and officers reside outside the United States and they do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to enforce against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws or any securities laws of any state in the United States, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated upon U.S. federal securities laws or any securities laws of any state in the United States. Further, there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments. See “Enforcement of Civil Liabilities.”

Because our initial public offering price per Class A Ordinary Share is substantially higher than our net tangible book value per Ordinary Share, you will experience immediate and substantial dilution.

If you purchase Our Class A Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per Ordinary Share. As a result, you will experience immediate and substantial dilution of US$3.91 per Class A Ordinary Share, representing the difference between our pro forma as adjusted net tangible book value per Ordinary Share of US$1.09 as of March 31, 2026 after giving effect to the net proceeds to us from this offering, assuming no change to the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus and an assumed initial public offering price of US$[5.00] per Class A Ordinary Share (being the mid-point of the offer price range stated on the cover of this prospectus). See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this offering.

Our Class C Ordinary Shares could be issued by our Board of Directors in a manner that dilutes the voting power or economic rights of holders of our Class A Ordinary Shares.

Pursuant to our current memorandum and articles of association, our Company is authorized to issue 120,000,000,000 Class C Ordinary Shares. These shares are not currently issued or outstanding, but our board of directors by way of resolution of directors to issue them in one or more series and have authority to determine the voting, dividend, conversion, redemption, and other rights and limitation and restrictions applicable to each series, without further shareholder approval. The issuance of Class C Ordinary Shares with enhanced or weighted voting rights, preferential dividend rights, or other special rights could dilute the relative voting power or economic interests of holders of our Class A Ordinary Shares. In addition, the availability of Class C Ordinary Shares for issuance could be used by our board of directors as an anti-takeover measure to discourage, delay, or prevent a change of control of our Company, which may not be in the best interests of our shareholders.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for the purposes described in the section “Use of Proceeds”. See “Use of Proceeds” for further information. However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our Controlling Shareholder holds an aggregate of [11,250,000] Class A Ordinary Shares, which will represent an aggregate of [75]% of the total voting power. After this Offering, the Controlling Shareholder will hold an aggregate of [11,250,000] Class A Ordinary Shares, which will represent an aggregate of [56.25]% of the total voting power. As a result, the Controlling Shareholder will be able to control the management and affairs of our Company and significant corporate matters requiring shareholder approval. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, the shareholder could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and the laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the memorandum and articles of association of the Company (as may be amended from time to time), and by the Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the United States. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies. See “Description of Share Capital.”

We will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we are permitted to elect to rely, and may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, we will be a “controlled company” as defined under the rules of Nasdaq. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Accordingly, a majority of the members of our board of directors might not be independent directors and our nomination and compensation committees might not consist entirely of independent directors upon closing of the offering. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. We intend to rely on the home country practice exemption with respect to Nasdaq’s board independence requirements. Nasdaq rules require that a majority of a listed company’s board of directors be independent; Cayman Islands law does not impose such a requirement. Accordingly, our board of directors will consist of four executive directors and four independent directors. We do not intend to follow home country practices with respect to committee independence, and our audit committee, compensation committee, and nominating and corporate governance committee will each be composed solely of independent directors in compliance with Nasdaq rules. With respect to other Nasdaq corporate governance requirements — including shareholder approval of equity compensation plans and material amendments, shareholder approval of certain share issuances, and the holding of annual general meetings — we do not currently intend to follow home country practices. We may, however, in the future elect to rely on available home country exemptions with respect to these or other matters. If we elect in the future to follow home country practices in lieu of Nasdaq corporate governance standards, those practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Stock Market.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404, for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Our status as a foreign private issuer under the Nasdaq rules will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards, except for general fiduciary duties and duties of care. Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We intend to rely on the home country practice exemption with respect to Nasdaq’s board independence requirements. Nasdaq rules require that a majority of a listed company’s board of directors be independent; Cayman Islands law does not impose such a requirement. Accordingly, our board of directors will consist of four executive directors and four independent directors. We do not intend to follow home country practices with respect to committee independence, and our audit committee, compensation committee, and nominating and corporate governance committee will each be composed solely of independent directors in compliance with Nasdaq rules. With respect to other Nasdaq corporate governance requirements — including shareholder approval of equity compensation plans and material amendments, shareholder approval of certain share issuances, and the holding of annual general meetings — we do not currently intend to follow home country practices. We may, however, in the future elect to rely on available home country exemptions with respect to these or other matters. If we elect in the future to follow home country practices in lieu of Nasdaq corporate governance standards, those practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Stock Market.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on Nasdaq.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company under the JOBS Act. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We will incur increased costs as a result of being a public company.

Upon consummation of this Offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq rules increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this Offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

We may allocate the net proceeds from this Offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the Offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this Offering and we may find it necessary or advisable to use all or portions of the proceeds from this Offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds.” You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

Our compensation of directors and executive officers may not be publicly available.

Under Cayman Islands law, the Company is not required to disclose compensation paid to our senior management on an individual basis and the Company has not otherwise publicly disclosed this information elsewhere. The executive officers of the Company receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers based on previously agreed targets for the business. Shares (or the cash equivalent) may be awarded under the 2026 Equity Incentive Plan. For more information on our share incentive plan, see “Management — 2026 Equity Incentive Plan.”

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our Board or controlling shareholder than they would as public shareholders of a company incorporated in the United States.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Class A Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Our multiple-class share structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the multiple-class share structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our multiple-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a multiple-class ordinary share structure. Our Ordinary Shares are divided into Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to fifteen (15) votes per share on all matters subject to the vote at general meetings of the Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares or Class C Ordinary Shares, and in no event shall Class B Ordinary Shares be convertible into Class C Ordinary Shares. Each Class B Ordinary Share is converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such number of Class A Ordinary Shares, as may be issued at the conversion rate of 1:1 basis from Class B Ordinary Shares to Class A Ordinary Shares, subject to adjustment as provided in the memorandum and articles of association. Class C Ordinary Shares may be issued by our board of directors in one or more series, without further shareholder approval, and may have such voting, dividend, conversion, redemption, or other rights as the Board determines at the time of issuance. The issuance of Class C Ordinary Shares with enhanced voting rights or other preferences could dilute the voting power and economic interests of holders of Class A Ordinary Shares. See “Risk Factors — Risks Relating to Our Ordinary Shares and this Offering — Our Class C Ordinary Shares could be issued by our board of directors in a manner that dilutes the voting power or economic rights of holders of our Class A Ordinary Shares.”

As a result of the multiple-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, amendment of memorandum and articles of association and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares.

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Class A Ordinary Shares as well as the application of the PFIC rules.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

•        our expectations regarding our client base;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumption based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

USE OF PROCEEDS

Based upon an assumed initial public Offering price of US$[5.00] per Class A Ordinary Shares (the proposed minimum offering price), we estimate that we will receive net proceeds from this Offering, after deducting the underwriting discounts and the estimated offering expenses payable by us, of approximately US$22 million assuming the Underwriter do not exercise its over-allotment option.

The primary purposes of this offering are to create a public market for our Class A Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We intend to use the net proceeds of this Offering as follows, after we complete the remittance process:

•        approximately 36% is expected to be used for expansion of screen network in Singapore;

•        approximately 28% is expected to be used for software purchase;

•        approximately 16% is expected to be used for establishing joint venture, merger and acquisition;

•        approximately 10% is expected to be used for strategic reserve for regional development; and

•        approximately 10% is expected to be used for working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this Offering or the amounts that we will actually spend on the uses set forth above. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[5.00] per Class A Ordinary Shares (which is the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$4,625,000, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same.

DIVIDEND POLICY

During the years ended March 31, 2025 and 2026, we and our Operating Subsidiaries have not declared nor distributed any dividend. Save as the aforementioned, we and our Operating Subsidiaries have not declared nor distributed any dividend after March 31, 2026, and up to the date of this prospectus. Save as the aforementioned, during the years ended March 31, 2025 and 2026 and up to the date of this prospectus, no transfers or distributions have been made between us and our Singapore Operating Subsidiaries or to investors. There is no limitation on the ability to transfer cash between us, our subsidiaries, and investors. We have no cash management policies that dictate how funds are transferred between us, our subsidiaries, and investors. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Ordinary Shares in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to certain restrictions under the Cayman Islands laws, including that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

As we are a holding company, we rely on dividends paid to us by our Singapore Operating Subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Singapore Operating Subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars or SG Dollars.

The Cayman Islands have no form of income, corporate, capital gains tax or withholding tax, nor do they have any estate duty, inheritance tax or gift tax or other duties or taxes, except that Cayman Islands stamp duty will be payable if any document is executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands).

CAPITALIZATION

The following tables set forth our cash and capitalization as of March 31, 2026:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of [5,000,000] Class A Ordinary Shares at an assumed initial public offering price of US$[5.00] per Class A Ordinary Shares (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus), after deducting the underwriting discounts, the accountable expense, the non-accountable expense allowance and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2026
	Actual	As Adjusted
	(in US$)	(in US$)
Equity:
Class A Ordinary Shares, US$0.0001 par value, 1,000,000,000,000 shares authorized, 10,000,000 Class A Ordinary Shares outstanding on an actual basis; and [•] Class A Ordinary Shares outstanding on an as adjusted basis	1,000	2,000
Subscription receivable	(1,000)	—
Additional paid-in capital	2,725,754	24,769,218
Accumulated deficit	(357,001)	(607,001)
Total shareholders’ equity	2,368,753	24,164,217
Total capitalization	2,368,753	24,164,217

DILUTION

If you invest in our Class A Ordinary Shares, you will incur immediate dilution since the public offering price per Class A Ordinary Share you will pay in this Offering is more than the net tangible book value per Class A Ordinary Share immediately after this Offering.

The net tangible book value (excluding deferred offering costs) of our Class A Ordinary Shares as of March 31, 2026 was US$90,500, or US$0.009 per Class A Ordinary Share based upon 10,000,000 Class A Ordinary Shares outstanding as of March 31, 2026. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of Class A Ordinary Shares outstanding. Tangible assets equal our total assets less right of use assets and deferred tax assets.

The dilution in net tangible book value per Class A Ordinary Share to new investors, represents the difference between the amount per Class A Ordinary Share paid by purchasers of Class A Ordinary Shares in this Offering and the pro forma net tangible book value per Class A Ordinary Share immediately after completion of this Offering. After giving effect to the sale of the [5,000,000] Class A Ordinary Shares being sold pursuant to the offering price of US$[5.00] per Class A Ordinary Share, and after deducting underwriters’ discount, and the non-accountable expense allowance payable by us in the amount of US$250,000 and estimated Offering expenses in the amount of US$1,331,037, our as adjusted net tangible book value (excluding deferred offering costs) would be approximately US$21,884,964 or US$1.09 per share of Class A Ordinary Shares. This represents an immediate increase in net tangible book value of US$1.09 per Share to existing shareholders and an immediate decrease in net tangible book value of US$3.91 per Class A Ordinary Share to new investors purchasing the Class A Ordinary Shares in this Offering.

The following table illustrates this per share dilution:

	As of March 31, 2026
Public offering price per Class A Ordinary Share	US$	5.00
Net tangible book value (excluding deferred offering costs) per Class A Ordinary Share as of March 31, 2026	US$	0.009
Increase in net tangible book value per Class A Ordinary Share attributable to existing shareholders	US$	1.09
As adjusted net tangible book value (excluding deferred offering costs) per Class A Ordinary Share after this Offering	US$	1.09
Dilution per Class A Ordinary Share to new investors	US$	3.91

The following table sets forth, on a as adjusted basis as of March 31, 2026, the difference between the number of Class A Ordinary Shares purchased from us, the total cash consideration paid, and the average price per Class A Ordinary Share paid by our existing shareholders and by new public investors before deducting estimated underwriters’ discounts, the accountable expense, the non-accountable expense allowance and estimated Offering expenses payable by us, using an assumed public offering price of US$[5.00] per Class A Ordinary Share:

	Class A Ordinary Shares Purchased		Total Cash Consideration		Average Price Per Share (USD)
	Number	Percent	Amount (USD)	Percent
Existing shareholders	15,000,000	75.0%	$1,500	0.006%	$0.0001
New investors from public offering	5,000,000	25.0%	$25,000,000	99.994%	$5.00
Total	20,000,000	100.0%	$25,001,500	100.000%	$1.25

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a well-established DOOH media company in Singapore. Founded in February 2005, we pioneered the concept of creating a sizeable network of digital screens at the elevator lobbies of office and commercial buildings in Singapore to sell advertising. Since our founding, we have built a significant and highly visible network of digital screens, supported by a core presence in the elevator lobbies of office and commercial buildings across Singapore. Today, we operate one of the largest DOOH advertising platforms for digital screens deployed at commercial buildings in Singapore, based on the number of commercial building locations within our Digital Network Platform. As of the date of this prospectus, our Digital Network Platform comprises more than 800 digital screens deployed across over 500 diversified commercial building locations in Singapore, including premium office buildings in the CBD, coworking spaces, business parks catering to various industries and high-footfall retail destinations. We believe that there is only one other significant media owner operating a comparable DOOH network within commercial buildings in Singapore within this segment. We generate revenue primarily by selling advertising inventory across our comprehensive portfolio of digital and static assets.

Our recent financial performance has been characterized by significant revenue growth and margin expansion, primarily driven by our successful transition to pDOOH advertising. By fully integrating our inventory with SSPs and major DSPs, we have expanded our client base to include both traditional brand advertisers and data-driven programmatic buyers. Because our network infrastructure and operational costs are relatively fixed, our incremental revenue growth translates efficiently into higher profitability, demonstrating strong operating leverage. Looking forward, we intend to drive sustained growth by converting static sites to LED screens, expanding our footprint in the high-growth verticals such as the retail sector, and leveraging our existing network infrastructure through established venue partnerships and programmatic advertising capabilities.

Key Factors that Affect Operating Results

Our business and results of operations are driven by our ability to execute our strategic priorities and are influenced by a number of general macroeconomic and industry-specific factors. We believe the following key factors have affected, and will continue to affect, our financial condition and results of operations:

1.      Adoption and Scaling of pDOOH

A significant driver of our recent revenue growth has been our early adoption and scaling of pDOOH capabilities. Our future revenue growth heavily depends on our ability to continue attracting programmatic buyers, optimizing advertising yield through dynamic spot delivery, and maintaining robust integrations with evolving ad-tech platforms. If advertisers believe that our network does not provide sufficient value or measurable return on investment compared to other digital mediums, they may reduce their spending on our platform.

2.      Expansion and Optimization of Our Screen Network

Our revenue scales directly with the size, quality, and diversification of our network footprint. Our results of operations are affected by our ability to secure and retain prime locations, negotiate favorable agreements with property owners, and successfully replicate our high-performing unit economics across new venues. If we fail to maintain desirable venues or diversify our advertising channels, our clients may be unwilling to purchase advertising inventory or pay the rates required for us to remain profitable.

3.      Macroeconomic Conditions and Advertising Budgets

The demand for advertising inventory on our network is highly sensitive to changes in general macroeconomic conditions in Singapore and the broader Asian region. Advertising spending typically represents a discretionary business expense, which is often reduced during periods of economic downturn or uncertainty. A general decline in economic conditions could lead advertisers to reduce their overall marketing budgets or shift expenditures to alternative media, which would negatively impact our revenue and profitability.

4.      Seasonality

Our business is subject to seasonal fluctuations, which is common in the advertising industry. A large proportion of our clients’ advertising expenditures is concentrated on product launches and promotional campaigns leading up to major festive and shopping seasons during the second half of our fiscal year. Historically, we have experienced lower revenues in the first half of our fiscal year and higher revenues in the second half of our fiscal year. Consequently, our operating results for any interim period may not be indicative of the results that may be expected for a full year, and we may experience disproportionate profitability or even incur losses during the first half of our fiscal year.

5.      Operating Leverage and Cost Efficiency

Our business model is characterized by inherent operating leverage. A significant portion of our costs — such as hardware depreciation, network infrastructure maintenance, and base venue leases — are relatively fixed. As we increase our network utilization and advertising yield, incremental revenues flow through to our net income, driving margin expansion. Our continued profitability relies on our ability to balance network expansion investments with disciplined cost management, including the use of programmatic automation to optimize operational expenditures.

6.      Technological Advancements and Industry Competition

The DOOH industry is highly competitive. We compete for advertising expenditures against other out-of-home and non-out-of-home media companies based on audience reach, network quality, advertising rates, and campaign measurability. Furthermore, we face the risk that venue owners may decide to independently, or through third-party service providers, install and operate their own digital advertising networks, by passing our services. To maintain our market share and operating margins, we must continuously invest in data analytics, upgrade our hardware, and demonstrate superior value to both advertisers and venue partners.

Key Components of Our Results of Operation

Revenues

We derive revenues mainly from advertising and media services through our extensive DOOH network. The table below sets forth the breakdown of our revenues for the periods indicated:

	For the years ended March 31,
	2025		2026
	SGD	% of total revenue	SGD	USD	% of total revenue
Advertising and media services	2,267,156	100.0%	4,634,587	3,594,654	100.0%
Total revenue	2,267,156	100.0%	4,634,587	3,594,654	100.0%

Our revenue increased from approximately SGD2.3 million for the year ended March 31, 2025 to approximately SGD4.6 million (US$3.6 million) for the year ended March 31, 2026, as we recorded increase in revenues generated from our expanding business as below.

Advertising and media services — over time

The Company provides advertising and media services and recognizes revenue in accordance with ASC 606. Revenue is recognized over time as performance obligations are satisfied, as the customer simultaneously receives and consumes the benefits provided by the Company. The Group typically measures progress using the output method based on time elapsed or proof of play. Customer contracts generally have fixed prices with no variable consideration. Payment terms typically range from payments received in advance of service commencement to 28 days credit terms. Accordingly, the Company records contract liabilities when payments are received or due before services are rendered, subsequently recognizing revenue as the performance obligations are met. The Company assesses collectability at contract inception and recognizes revenue only when collectability is probable. Furthermore, the Company acts as the principal in these arrangements and reports revenue on a gross basis, as it maintains control over the services before they are transferred to the customer, with related costs recorded as operating expenses.

Cost of Revenues

Cost of revenues primarily consists of revenue-sharing payments to landholders, license and lease costs and sales commissions. The Group recognizes these costs as incurred, consistent with the timing of the related revenue recognition.

General and administrative expenses

General and administrative expenses primarily consisted of advisory fees, salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

Taxation

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is an exempted company with limited liability incorporated under the Companies Act of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), our subsidiary incorporated in BVI is not subject to tax on income or capital gains for the years ended March 31, 2025 and 2026. In addition, upon payment of dividends by our subsidiary incorporated in BVI to its shareholder, no BVI withholding tax is imposed.

Singapore

Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD10,000 taxable income and 50% of the next SGD190,000 taxable income exempted from income tax.

Results of Operations

For the years ended March 31, 2025 and 2026

The following table summarizes the results of our operations for the years ended March 31, 2025 and 2026, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year Ended March 31,
	2025		2026
	SGD	% of total revenue	SGD	USD	% of total revenue
Revenue	2,267,156	100.0%	4,634,587	3,594,654	100.0%
Cost of revenue	(1,557,064)	-68.7%	(1,471,917)	(1,141,640)	-31.8%
Gross profit	710,092	31.3%	3,162,670	2,453,014	68.2%
Operating expenses
General and administrative expenses	(1,122,794)	-49.5%	(1,164,558)	(903,248)	-25.1%
Total operating expenses	(1,122,794)	-49.5%	(1,164,558)	(903,248)	-25.1%
Operating (loss)/profit	(412,702)	-18.2%	1,998,112	1,549,766	43.1%
Financial expenses, net	(1,417)	-0.1%	(9,562)	(7,416)	-0.2%
Other income, net	198,826	8.8%	203,210	157,613	4.4%
Total other income, net	197,409	8.7%	193,648	150,197	4.2%
(Loss)/income before income tax expense	(215,293)	-9.5%	2,191,760	1,699,963	47.3%
Income tax (expenses)/benefits	—	0.0%	738,610	572,877	15.9%
Net (loss)/profit	(215,293)	-9.4%	2,930,370	2,272,840	63.2%

Year ended March 31, 2026 compared to year ended March 31, 2025

Revenues

We focus on a professional revenue model centered on the operation and monetization of our premier DOOH advertising network. Our core income is derived from media advertising services, where revenue is recognized over time as performance obligations are satisfied by broadcasting advertisements across our DOOH network, as the customer simultaneously receives and consumes the benefits provided by our performance. This consistent cash flow is primarily driven by long-term and short-term placement contracts, ensuring a stable revenue stream as we provide continuous value to our advertising clients throughout the duration of their campaigns. For the year ended March 31, 2026, our total net revenue was approximately SGD4.6 million (US$3.6 million) as compared to approximately SGD2.3 million for the year ended March 31, 2025. The Company’s total revenue increased by approximately SGD2.4 million, or 104.4%. The increase was mainly due to organic growth of our service contracts and the expansion of our media network, which led to a higher volume of service orders and enhanced market penetration during the period. Our pDOOH advertising business generated approximately SGD1.2 million, or 26%, of total revenue for the year ended March 31, 2026, up from approximately SGD0.6 million for the year ended March 31, 2025, representing growth of approximately 93.5%. This increase reflects strong programmatic demand and the expansion of enabled display inventory on our network. We expect pDOOH revenue to continue growing at a strong pace and to represent a steadily increasing percentage of our total revenue in future periods. The introduction of pDOOH also expanded our active advertising client base by approximately 50% net new clients during the year, reflecting strong demand for programmatic access to our display network.

Cost of Sales

Our cost of sales mainly consists of cost related to sales commission to staff and license and lease costs to venue partners. For the year ended March 31, 2026, our total cost of sales was approximately SGD1.5 million (US$1.1 million) as compared to approximately SGD1.6 million for the year ended March 31, 2025. The Company’s total cost of sales remained stable, which was primarily attributable to our effective cost management, revenue shares and the fixed-price nature of our long-term lease agreements for service infrastructure, which mitigated the impact of inflationary pressures on our operational expenses. Notably, despite the 93.5% growth in pDOOH revenue, total cost of sales remained stable year-over-year, as pDOOH advertising is delivered through our existing display network and requires minimal incremental fixed infrastructure costs. As pDOOH revenue continues to grow, we expect the variable sales commission component to increase proportionally while the fixed licence component remains stable, resulting in operating leverage as the fixed cost base is spread over a larger revenue pool.

Gross profit

Our gross profit equals to our revenue less our cost of sales. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our gross profit increased by approximately SGD2.5 million or 345.4% from approximately SGD0.7 million for the year ended March 31, 2025 to approximately SGD3.1 million (US$2.5 million) for the year ended March 31, 2026, mainly attributable to the enhanced monetization of our existing media network and the resulting operating leverage. As our service revenue grew, the fixed costs associated with our operating lease right-of-use assets and infrastructure remained relatively stable, allowing a greater portion of our incremental revenue to flow through to gross profit. Gross margin as a percent of overall revenue for the years ended March 31, 2025 and 2026 was approximately 31.3% and 68.2%, respectively. The significant margin expansion was primarily driven by the operating leverage described above: as revenue grew, our fixed licence costs to venue partners remained stable, allowing a greater portion of incremental revenue to flow through to gross profit. As pDOOH revenue continues to increase as a percentage of total revenue, we anticipate this trend will continue to positively impact our overall gross margin and results of operations.

General and administrative Expenses

General and administrative expenses primarily consisted of advisory fees, salary relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses remained relatively stable, with a slight increase of 3.7% from SGD1.1 million for the year ended March 31, 2025, to SGD1.2 million (US$0.9 million) for the year ended March 31, 2026. This stability was primarily attributable to management’s effective cost control measures, which offset minor fluctuations in professional service fees and personnel-related costs during the period. The consistent expenditure level reflects our disciplined approach to administrative overhead while maintaining the necessary infrastructure to support our ongoing operations.

Total other income, net

Our total other income decreased by 1.9% from SGD0.2 million for the year ended March 31, 2025 to SGD0.2 million (US$0.2 million) for the year ended March 31, 2026, primarily due to the increase in government grants and increase in financial expenses resulting from foreign exchange fluctuations.

Net (loss)/profit

As a result of the foregoing, our net loss of SGD0.2 million for the years ended March 31, 2025 change to net profit SGD2.9 million (US$2.3 million) for the years ended March 31, 2026, representing a total increase of approximately SGD3.1 million. This change was primarily due to the increase in gross profit, substantially driven by the launch of our pDOOH business, while our operating expenses remained stable for the year ended March 31, 2026 compared to the prior year.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze available cash and company operation and capital expenditure commitments. Our principal sources of liquidity have been through operational sources of cash. As of March 31, 2025 and 2026, we had cash and cash equivalents of SGD0.2 million and SGD1.1 million (US$0.9 million), respectively. Our working capital position was a working capital deficit of SGD0.7 million as of March 31, 2025, and a working capital of SGD1.8 million (US$1.4 million) as of March 31, 2026. Additionally, as of March 31, 2025 and 2026, we had total shareholder’s equity of SGD0.01 million and SGD3.1 million (US$2.4 million). For the year ended March 31, 2025, we generated net loss of SGD0.2 million, and for the year ended March 31, 2026, we recorded a net profit of SGD2.9 million (US$2.3 million), respectively. Net cash used in operating activities were SGD0.1 million for the year ended March 31, 2025 and net cash provided by operating activities was SGD0.9 million (US$0.7 million) for the year ended March 31, 2026.

We believe our current cash position, together with cash generated from operations, will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. We have no material capital expenditure expansion plans in the near term, and our operations are expected to remain stable. Our primary short-term cash requirements include operating lease payments to venue partners and general operating expenses. As of March 31, 2026, minimum lease payments due within the next twelve months under existing operating leases were approximately SGD0.7 million. Beyond the next twelve months, our material long-term cash obligations consist of minimum operating lease payments of approximately SGD2.0 million over the next three years. We plan to meet both our short-term and long-term cash requirements primarily through operational cash flows and if necessary, supplemented by financing from bank facilities, equity investors or shareholder capital injection.

Our liquidity depends on our ability to enhance our operating cash flow position and if necessary, obtain capital financing from equity investors to fulfil the needs for our general operations and capital expenditures. Our ability to continue as a going concern is dependent on management’s ability to execute our business plan successfully, which includes improving market acceptance of our services to boost our sales volume to achieve economies of scale while applying more effective marketing strategies as well as cost control measures to better manage our operating cash flow position. We can also consider financing from bank facilities or shareholder capital injection to enhance capital turnover and liquidity position, if necessary.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the years ended March 31,
	2025	2026	2026
	SGD	SGD	US$
Net cash (used in)/provided by operating activities	(86,530)	920,443	713,909
Net cash used in investing activities	—	(27,150)	(21,058)
Net cash provided by financing activities	—	—	—
Net change in cash and cash equivalents	(86,530)	893,293	692,851
Cash and cash equivalents, beginning of the year	329,474	242,944	188,431
Cash and cash equivalents, end of the year	242,944	1,136,237	881,282

Operating activities

Net cash provided by operating activities was SGD0.9 million (US$0.7 million) for the year ended March 31, 2026, which was primarily due to: (a) net profit of SGD2.9 million (US$2.3 million) as mainly adjusted for (i) deferred tax expense of SGD0.7 million (US$0.6 million) and (ii) amortization of operating lease right-of-use asset of SGD0.7 million (US$0.6 million); and (b) changes in operating assets and liabilities due to the growth of business, which primarily consisted of (i) an decrease of SGD1.2 million (US$1.0 million) in accounts receivable, net and (ii) an decrease of SGD0.6 million (US$0.5 million) in operating lease liabilities.

Net cash used in operating activities was SGD0.1 million for the year ended March 31, 2025, which was primarily due to: (a) net loss of SGD0.2 million as mainly adjusted for amortization of operating lease right-of-use asset of SGD0.3 million; and (b) changes in operating assets and liabilities due to the growth of business, which primarily consisted of (i) a decrease of SGD0.5 million in operating lease liabilities and (ii) an increase of SGD0.3 million in accrued expenses and other current liabilities.

Investing activities

For the year ended March 31, 2025 and 2026, net cash used in investing activities was nil and SGD0.03 million (US$0.02 million), primarily attributable to purchase of property, plant and equipment.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there was no material on-going or threatened claim or litigation as of March 31, 2026, and through the issuance date of these consolidated financial statements.

Capital Expenditures

Our capital expenditures are primarily related to purchase of property and equipment. We incurred capital expenditures of nil and SGD0.03 million (US$0.02 million) for the years ended March 31, 2025 and 2026, respectively. We expect that our capital expenditures will increase in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our services. To the extent cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to incur capital expenditures to support the expected growth of our business.

Off-Balance Sheet Arrangements

There was no off-balance sheet arrangements for the years ended March 31, 2025 and 2026 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Holding Company Structure

We are not a Singapore operating company but an offshore holding company incorporated in the Cayman Islands. As we have no material operations of our own, we conduct all business activities through our Singapore Operating Subsidiaries, namely, FMSG and DMSG. This offering pertains to the Class A Ordinary Shares of FMSN Cayman, our Cayman Islands holding company, and not to shares of FMSG or DMSG. Investors in our Class A Ordinary Shares should understand that they will never hold direct equity interests in the Singapore Operating Subsidiaries. Instead, investors are purchasing equity solely in FMSN Cayman, which holds equity interests in those subsidiaries through our British Virgin Islands intermediary. Consequently, our ability to pay dividends to shareholders, service any future debt, and fund operating expenses depends entirely on distributions from our Singapore Operating Subsidiaries. Such distributions may be restricted by applicable Singapore laws, regulatory requirements, contractual limitations (including those in future financing arrangements), or the subsidiaries’ earnings capacity.

Any failure by our Singapore Operating Subsidiaries to pay dividends or make other distributions to us could materially and adversely affect our business, financial condition, results of operations, and our ability to make payments to shareholders. There can be no assurance that these subsidiaries will generate sufficient earnings for distribution or that such distributions will be free from restrictions under Singapore law or contractual obligations. See “Risk Factors — Risks Related to Our Business and Industry — We are a holding company with no material operations of our own, and we depend on dividends and other distributions from our Singapore Operating Subsidiaries to fund our operations and any dividends we may declare.”

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2026 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes; and See Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES to our financial statements for the disclosure of these accounting policies.

Critical Accounting Estimates

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

We believe allowance for deferred tax assets involve the most significant judgments used in the preparation of our financial statements. We evaluate these estimates and assumptions on an ongoing basis.

Allowance for deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. The assumptions used in determining projected future taxable income require significant judgement. Actual operating results in future years could differ from our current assumptions, judgements and estimates. There are transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain until the final tax position is confirmed by relevant tax authorities. We establish a valuation allowance against deferred tax assets to the extent we believe that recovery is not likely.

The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. We expect to continue to generate net income over the next several years and expect to have taxable income to utilize the deferred tax assets as of March 31, 2025 and 2026. For the periods presented, we have not experienced significant changes to our estimates and judgments related to allowance for deferred tax assets. We recorded SGD1.1 million and nil valuation allowance for deferred tax assets as of March 31, 2025 and 2026, respectively.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our financial statements included elsewhere in this prospectus on this Form.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the audits of our financial statements for the years ended and as of March 31, 2025 and 2026, we identified two “material weaknesses” in our internal control over financial reporting. As defined in the standards established by the PCAOB, and other control deficiencies, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; and (ii) lack of formal risk assessment process and internal control framework over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting.

Had we performed a comprehensive assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

In order to address and resolve the foregoing material weaknesses, we have implemented measures aimed at remediating the identified material weaknesses, including, among others: (i) engaged an external consultant experienced in accounting and SEC matters to assist management in enhancing our overall U.S. GAAP and SEC reporting function; and (ii) provided additional trainings to all relevant personnel focusing on the documentation and evidencing of operation of controls.

We plan to adopt additional measures to improve our internal control over financial reporting, including, among others: (i) creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (ii) setting up system of internal control framework with formal documentation of polices in place, as well as strengthening overall corporate governance; and (iii) developing a risk assessment process to allow early detection, prevention and resolution of potential risks related to internal control.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors — If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected”.

Quantitative and Qualitative Disclosure about Market Risk

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit, and the risk due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Concentration of credit risk

Assets that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable and other receivables (included in “prepaid expenses and other current assets, net”). The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Company’s cash are held with financial institutions that Company’s management believes to be high credit quality. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable. Based on the Company’s historical experiences in collection of other receivables, the Company consider the credit risk of these receivables to be low. Management conducts regular assessment on expected credit losses arising from non-performance by these counterparties. The Company evaluates its historical experience, the age of the accounts receivable and other receivables balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

As of March 31, 2025, no major customer accounted for more than 10% of the Group’s total accounts receivable. As of March 31, 2026, two major customers accounted for 18% and 11%, respectively, of the Group’s total accounts receivable.

Concentration of customers and vendors

For the year ended March 31, 2025, one major customer accounted for 22% of the Group’s total revenues. For the year ended March 31, 2026, two major customers accounted for 17% and 11%, respectively, of the Group’s total revenues.

For the year ended March 31, 2025, one major venue partner accounted for 35% of the Group’s total cost of services. For the year ended March 31, 2026, one major venue partner accounted for 40% of the Group’s total cost of services.

OUR CORPORATE HISTORY AND STRUCTURE

FMSN Cayman was incorporated in the Cayman Islands on January 27, 2026 under the Companies Act as an exempted company with limited liability. As of the date of this prospectus, our authorized share capital is US$100,000,000 divided into (i) 800,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 80,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 120,000,000,000 Class C Ordinary Shares of a par value of US$0.0001 each. The Board has the authority, subject to the Companies Act and our amended and restated memorandum and articles of association, to issue Class C Ordinary Shares in one or more series, and to fix the voting rights, dividend rights, conversion rights, and other terms of such series at the time of issuance. As of the date of this prospectus, no Class C Ordinary Shares are issued or outstanding.

This is an offering of Class A Ordinary Shares of FMSN Cayman, the holding company, instead of the shares of our Singapore Operating Subsidiaries.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

Our Corporate History

On February 3, 2005, FMSG was incorporated as a private company limited by shares under the laws of Singapore.

In preparation for its initial public offering in the United States, the Group underwent a corporate reorganization to establish the Company as the ultimate offshore holding entity.

On January 27, 2026, the Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, as a wholly owned subsidiary of Excellent Investment Services Limited;

On February 24, 2026, Comeback Investment Assets Limited was incorporated in British Virgin Islands wholly owned by Ms. Audrey Chee Hui Ling.

On March 10, 2026, the Company completed a non-cash share swap whereby Excellent Investment Services Limited, the holding company that owns 100% interest in FMSG, transferred its 100% interest in the Company to Comeback Investment Assets Limited, and Ms. Audrey Chee Hui Ling, the ultimate controlling shareholder, concurrently transferred her 100% interest in Excellent Investment Services Limited to the Company.

On April 10, 2026, DMSG was incorporated as a private company limited by shares under the laws of Singapore, as a wholly owned subsidiary of Excellent Investment Services Limited.

Consequently, the Company, through the reorganization, became the ultimate offshore holding entity of all other entities mentioned above.

Following the reorganization described above, Comeback Investment Assets Limited transferred an aggregate of its 2,500,000 Class A Ordinary Shares in the Company to third-party investors. As a consequence of such transfer, Ms. Audrey Chee Hui Ling indirectly holds [7,500,000] Class A Ordinary Shares in the Company through Comeback Investment Assets Limited and continues to exercise control over the Company.

[On [Date], the Company further issued and allotted an aggregate of [5,000,000] Class A Ordinary Shares to the then-existing shareholders on a pro-rata basis.]

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of our offering based on a proposed number of [5,000,000] Class A Ordinary Shares being offered. Unless otherwise stated, all percentages reflect the equity interests held by each of our shareholders. Each holder of Class A Ordinary Shares is entitled to one (1) vote per Class A Ordinary Share and each holder of Class B Ordinary Share is entitled to fifteen (15) votes per one Class B Ordinary Share on all matters subject to vote at general meetings of the Company.

____________

(1)      Represents [11,250,000] Class A Ordinary Shares indirectly held by Ms. Audrey Chee Hui Ling, our Director, Chairwoman of the Board of Directors, and Chief Executive Officer, the 100% beneficial owner of Comeback Investment Assets Limited.

(2)      Represents [900,000] Class A Ordinary Shares indirectly held by [*], the 100% beneficial owner of [Jdeep Trading Limited].

(3)      None of the Other Minority Shareholders is an affiliate of the Group, nor does any such shareholder hold a number of shares equal to or exceeding 5% of the then issued and outstanding share capital of FMSN Cayman. Furthermore, there is no agreement to act in concert or any similar arrangement among the Other Minority Shareholders.

Our Group comprises our two principal operating subsidiaries, FMSG and DMSG.

FMSG was incorporated in Singapore as a private company limited by shares on February 3, 2005. Following an internal company reorganization on March 10, 2026, FMSG became our indirect wholly-owned subsidiary. Since its incorporation, FMSG has been carrying on the business of a DOOH advertising service provider, specializing in the operation of digital screen network across office building elevator lobbies, coworking spaces, and high-footfall retail destinations in Singapore. Today, the Company operates one of the largest DOOH advertising platforms for digital screens deployed at commercial buildings in Singapore, with more than 800 digital screens under our Digital Network Platform across over 500 diversified locations, and we offer integrated 360-degree campaign solutions that combine digital and static advertising formats.

DMSG was incorporated in Singapore as a private company limited by shares on April 10, 2026. It was established to support and drive the Group’s expansion in DOOH advertising and related commercial activities, with a focus on developing new business opportunities, enhancing advertiser solutions and strengthening the Group’s market presence. Through DMSG, we aim to further diversify our services, deepen engagement with advertisers and venue partners, and capture emerging growth opportunities in Singapore’s evolving media landscape.

BUSINESS

Overview

We are a well-established DOOH media company in Singapore. Founded in February 2005, we pioneered the concept of creating a sizeable network of digital screens at the elevator lobbies of office and commercial buildings in Singapore to sell advertising. Since our founding, we have built a significant and highly visible network of digital screens, supported by a core presence in the elevator lobbies of office and commercial buildings across Singapore. Today, we operate one of the largest DOOH advertising platforms for digital screens deployed at commercial buildings in Singapore, based on the number of commercial building locations within our Digital Network Platform. As of the date of this prospectus, our Digital Network Platform comprises more than 800 digital screens deployed across over 500 diversified commercial building locations in Singapore, including premium office buildings in the CBD, coworking spaces, business parks catering to various industries and high-footfall retail destinations. We believe that there is only one other significant media owner operating a comparable DOOH network within commercial buildings in Singapore within this segment. Our advertising solutions encompass a comprehensive range of high-impact formats and creative options, such as large-format LED screens, wall murals and pillar wraps, linkway stickers, boom gates advertisements, lift stickers, screen wraps, hot desk stickers, and roadshow activations. This diverse portfolio enables us to offer integrated 360-degree campaign solutions that combine digital and static assets to deliver immersive brand experiences across our network.

We have introduced pDOOH advertising to address increasing advertiser demand for data-driven targeting capabilities. Our advertising inventory in Singapore is fully accessible through third-party pDOOH platforms that are integrated with global SSPs and connected to major DSPs, enabling advertisers to purchase advertising through both traditional guaranteed placements and data-driven programmatic auctions. These integrations enable more flexible campaign execution and provide advertisers with enhanced visibility into campaign delivery and performance across our digital screen network.

DOOH advertising refers to the delivery of advertisements through digital screens located in physical environments. A traditional DOOH campaign may involve displaying predetermined advertising content on selected screens according to a scheduled placement plan. Data-driven advertising refers to an advertising approach that uses data and analytics to inform decisions regarding audience targeting, advertising content selection, timing, placement and campaign optimization. A data-driven DOOH campaign may incorporate audience, contextual or performance-related data to determine which content is displayed, when and where advertisements are delivered, and how campaign delivery may be optimized. When applied to DOOH advertising, data-driven approaches may enable advertisers to determine which content is displayed, when and where advertisements are delivered and how campaign delivery may be optimized based on available audience, contextual or performance-related data. Accordingly, DOOH describes the medium through which advertisements are displayed, whereas data-driven advertising describes the use of data and analytics to inform and optimize advertising decisions. A DOOH campaign may therefore be conducted using either traditional scheduling-based methods or data-driven approaches.

We are a media publisher, owner and operator of DOOH advertising inventory, acting as a supply-side participant in the programmatic advertising ecosystem. To transition from traditional DOOH advertising to pDOOH advertising, we integrated our Digital Network Platform with third-party SSPs through server-to-server application programming interface connections. This direct integration enables our advertising inventory to be made available on SSPs, where it can be accessed by advertisers using DSPs through automated real-time bidding processes. This transition enabled us to integrate our inventory into the broader pDOOH ecosystem, allowing us to access demand aggregated across multiple DSPs and programmatic exchanges through SSP connectivity. The transition did not require significant changes to our underlying digital display network or hardware infrastructure; rather, it primarily involved implementing these technical integrations and operational workflows to facilitate programmatic trading of our advertising inventory.

Our financial performance has demonstrated the growth and operating characteristics of our developed business model. For the years ended March 31, 2025 and 2026, our revenue in Singapore was SGD2.3 million and SGD4.6 million (US$3.6 million), respectively, representing a year-over-year growth of approximately 104.4%.

This substantial revenue growth was primarily driven by the successful transition to pDOOH business, which expanded our client base to include both traditional brand advertisers and programmatic buyers seeking data-driven targeting capabilities. The growth reflects strong demand for our pDOOH advertising solutions, which enable advertisers to reach a broad mass audience across our diversified digital screen network from premium office budilings in the CBD to high-footfall retail destinations. Our ability to expand into new venue categories and optimize advertising yield through data-driven, programmatic inventory management also contributed to the revenue growth.

Our financial condition and results of operations for the year ended March 31, 2025 and 2026, reflect our established market position, consistent execution of growth strategies, and effective resource management. These factors have positioned us to pursue continued growth while maintaining a focus on sustainable profitability. For further details regarding our financial performance, business drivers, and outlook, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Looking forward, we expect to build upon our current market position and to continue adoption of pDOOH advertising in Singapore and the broader Asian region. We believe the increasing demand for data-driven, measurable advertising solutions will continue to drive growth in the pDOOH business, and we intend to leverage our existing network infrastructure, established venue partnerships and programmatic technology-enabled advertising capabilities to capture a significant share of this expanding market. With a proven and scalable business model, a diversified portfolio of locations, and a roadmap for network expansion through both organic initiatives and strategic venue partnerships, we are confident in our ability to deliver sustained growth.

Our future development centers on scalable expansion and operational optimization across our DOOH network, focusing on three core strategic priorities: (i) enhancing portfolio efficiency through targeted audience and location segmentation; (ii) systematizing replicating best practices from high-performing locations across our network; and (iii) setting clear long-term benchmarks for sustained revenue growth and unit-level productivity. Our revenue scales directly with the expansion and utilization of our network, and we are targeting consistent annual footprint growth through a highly scalable model built on strong unit economics, with a multi-year roadmap to substantially grow our market reach and top-line performance. In the near term, our organic growth strategy focuses on three key initiatives. First, we intend to accelerate the conversion of static out-of-home advertising assets into digital LED screens, which represent the primary infrastructure for pDOOH advertising delivery. Second, we plan to expand our presence in the high-growth verticals, including the retail sector, to further diversify our venue portfolio. Third, we intend to pursue strategic partnerships with digital signage providers and interactive automated retail kiosks operators to integrate programmatic capabilities provided by SSPs and DSPs (such as Perion and Vistar, with whom we partner on their SSPs) with their existing hardware and create mutually beneficial revenue-sharing models. We also intend to selectively evaluate regional expansion opportunities to extend our network across Asia, leveraging our operating experience to support expansion into additional markets. Collectively, these initiatives are intended to support long-term network growth, improve operational efficiency, and strengthen our competitive position in the DOOH advertising industry.

Challenges

Competition in the DOOH Industry:    The DOOH advertising industry in Singapore is increasingly competitive, with participation from established out-of-home operators, digital media companies, and technology-enabled entrants. Our ability to maintain and grow our market share depends on continuously enhancing our technology platform, expanding our network footprint, and demonstrating superior audience reach and campaign measurability relative to competitors.

Dependence on Third-Party Technology and Evolving Standards:    Our programmatic advertising capabilities depend on third-party pDOOH platforms and integrations with external SSPs and DSPs. These systems are not controlled by us and are subject to changes in technical standards, data protocols, and commercial terms. Any disruption, incompatibility, or adverse change affecting these platforms or integrations could impair campaign delivery, limit access to programmatic demand, or reduce the effectiveness of our advertising solutions. In addition, if we are unable to meet evolving advertiser expectations for data-driven targeting, transparency, and performance measurement, demand for our services may decline.

Our Competitive Strengths

Our programmatic capabilities provide advertisers with flexible, data-driven buying options across our digital screen network.    We are an early adopter of pDOOH advertising in Singapore, and third-party pDOOH platforms automate the process of buying, selling, and delivering inventory across our digital screen network, offering enhanced capabilities compared to traditional out-of-home advertising. Integrated with major global SSPs and connected to major DSPs, our advertising inventory is available for advertisers to purchase through both traditional guaranteed placements and data-driven programmatic auctions. Through these integrations, campaigns may be delivered based on parameters such as time of day, location, and other available targeting criteria, including contextual factors. Campaigns are supported by reporting that provides visibility into delivery and performance.

Our diversified network across multiple venue categories enables advertisers to reach a broad mass audience throughout their daily routines.    We operate a network of more than 800 digital screens across over 500 locations in Singapore. Our portfolio includes premium office buildings in the CBD, coworking spaces, business parks catering to various industries and high-footfall retail destinations. This diversification across venue categories provides access to a wide spectrum of audience from office workers and professionals to shoppers and families, which enables advertisement across different daily touchpoints. The breadth of our audience reach enhances campaign effectiveness by allowing brands to build frequency and awareness across multiple segments of the population. Our core locations generate an estimated 55 million potential views monthly, with screens operating on high-frequency loops of 84 spots per day.

Our comprehensive range of advertising formats enables integrated 360-degree campaign solutions, creating a compelling value proposition for advertisers seeking to maximize brand impact.    Beyond standard digital screens, our advertising solutions include large-format LED screens and digital billboards, wall murals and pillar wraps, linkway stickers, boom gates advertisements, and creative options such as lift stickers, screen wraps, hot desk stickers, and roadshow activations. This diverse and customizable portfolio allows us to create immersive brand experiences that combine digital and static assets across our network, catering to advertisers seeking both broad mass reach and targeted, high-visibility placements. The variety and flexibility of our formats enhance our competitiveness by enabling us to offer integrated, multi-touchpoint campaigns that can be tailored to specific brand objectives, making us a preferred partner for advertisers looking to execute sophisticated out-of-home strategies.

Our cost-efficient operating model supports network scalability and margin stability.    Our partnership model combines fixed rental arrangements with revenue-sharing agreements with venue partners, providing a balanced approach that aligns costs with revenue generation while securing access to prime locations. This hybrid structure allows us to scale our network while managing fixed operating expenses in relation to expected revenue contributions from each venue. We do not incur content production costs, as all advertising creative is supplied by clients. Our transition to pDOOH has also introduced programmatic automation, which can reduce transaction costs and support advertising yield optimization.

Our experienced team forms the foundation of our client and partner relationships, driving consistent business execution and long-term growth.    Leadership is provided by senior management with an average of over ten years of media industry experience, supported by a specialized sales force representing a significant portion of our total workforce. Sales team members in Singapore average ten years of industry tenure and are incentivized through performance-based compensation structures that align their success with company objectives. Business development personnel, who manage venue partnerships, account for over one-fifth of our team. The depth of experience across our organization contributes to our institutional knowledge, enhances our ability to develop and maintain client and partner relationships, and supports the effective execution of our growth strategy.

Our operations benefit from sustained growth in the DOOH advertising sector, providing a favorable market environment for expansion.    The digital transformation of traditional out-of-home media continues to drive advertiser adoption, reflecting a broader industry shift toward dynamic and data-driven formats. We operate in a segment that has consistently demonstrated resilience and growth, even during periods of economic uncertainty, as advertisers increasingly seek targeted, measurable, and high-impact advertising solutions. This positive sector trajectory supports our network expansion and service innovation initiatives.

Our Growth Strategies

Our principal growth strategies are focused on further strengthening our market position and increasing our market share in the Singapore DOOH advertising industry. We intend to achieve this growth through a combination of network expansion, product enhancement, and operational optimization, as well as selective regional opportunities. To achieve these goals, we plan to implement the following strategies:

We are pursuing strategic partnerships with third-party hardware operators to scale our network through an asset-light expansion model.    Based on the industry information available to the Company, it is estimated that solely the Singapore market alone would have over 20,000 digital signages and over 10,000 interactive automated retail kiosks, which we believe such digital signages and interactive automated retail kiosks could potentially be integrated into our Digital Network Platform. We are actively engaging operators of digital signage and interactive automated retail kiosks to integrate their hardware into our programmatic platform under revenue-sharing arrangements. This approach allows us to scale rapidly without incurring the capital expenditures associated with installing our own screens, while providing partners with access to our programmatic advertising revenue stream.

We plan to convert static out-of-home sites to LED screens to capture growing advertiser demand for high-impact digital formats.    We are identifying high-potential static out-of-home sites for conversion to LED screens in Singapore, as LED represents the fastest-growing format within the pDOOH business. LED screens offer superior visibility, dynamic content capabilities, and greater compatibility with programmatic buying, making them increasingly preferred by advertisers. This conversion strategy will enhance the quality and appeal of our inventory while positioning us to benefit from the industry-wide shift toward digital formats.

We intend to expand our presence in the retail sector to diversify our venue portfolio and broaden audience reach.    We are working to deepen our presence in the high-growth retail segment. Retail environments represent a high-growth segment for DOOH advertising, offering brands the opportunity to engage consumers at the point of purchase during active shopping and leisure activities. We are actively seeking collaborations with other major retail chains to capture new audience segments and extend our reach across different consumer touchpoints.

We are strengthening our integration with third-party pDOOH platforms to enhance targeting capabilities and advertiser outcomes.    We continue to develop our integration with major SSPs and DSPs to support our programmatic advertising capabilities. By maintaining reliable integrations with evolving programmatic advertising, we seek to provide advertisers with improved targeting options, access to real-time bidding, and enhanced campaign analytics. These efforts are designed to improve operational efficiency and support the continued development of our programmatic advertising offerings in Singapore.

We are evaluating regional expansion opportunities to extend our pDOOH capabilities into new markets.    Building on our successful implementation of pDOOH in Singapore, we are assessing opportunities to extend our partnership strategies to regional collaborators across Asia. We believe our experience in pDOOH combined with our operational expertise provides a foundation for selective geographic expansion. We will approach regional opportunities with disciplined financial criteria, focusing on markets with favorable advertising growth trajectories and partners with strong local presence.

We continue to optimize portfolio performance through data-driven segmentation and analysis.    We regularly analyze the performance of our network locations to identify top-tier efficiency drivers and address underperforming cohorts. By codifying and replicating success factors from high-performing locations across our network, we aim to improve unit-level productivity and overall portfolio returns. This data-driven approach to inventory management supports sustained revenue growth and margin enhancement as we scale.

We are investing in talent and organizational capabilities to support sustainable growth.    Our growth strategy includes ongoing investments in our team across sales, technology, partnerships, and operations. We believe that attracting and retaining talent with expertise in programmatic advertising, advertising technology integration, and business development is essential to executing our growth plans. We continue to foster a performance-oriented culture supported by competitive compensation structures and professional development opportunities.

We are exploring opportunities to expand our business through acquisitions, joint ventures and strategic alliances.    Although we have no definitive plans in place to do so, we also plan to expand our business through acquisitions, joint ventures and strategic alliances as this will be the most effective and time-efficient way for us to increase our market penetration and expand our client base. Moreover, we can also achieve cost savings through economies of scale by having a larger operation because the same level of overhead such as human resources, administration and marketing can be utilized by more business units and these in turn will improve our profitability.

While implementing the above strategies and business plans, we will adhere to prudent financial management to ensure sustainable growth and capital sufficiency.

OUR SERVICES

We provide out-of-home advertising services through our Digital Network Platform and third-party pDOOH platforms. Our core service is a digital screen network deployed in high-traffic commercial locations, designed to deliver mass reach and high-frequency brand exposure to working adults, business executives, and other broad-spectrum audience. We provide advertisers with access to a diversified network of digital screens and static assets across Singapore. Enabled by third-party pDOOH platforms (including major SSPs and DSPs), we deliver flexibility, efficiency, and measurable campaign performance. This combination serves as the core platform that support our operation, end-to-end automation of advertising inventory management, real-time targeted delivery, and performance measurement. With operational and targeting features optimized for mass audience reach and repeated exposure, our platform drives impactful, data-driven out-of-home advertising for all client types.

DOOH Advertising Network

Our digital screen network is strategically positioned across more than 500 high-traffic locations, including office building lift lobbies, coworking spaces, and core retail and commercial areas. With over 800 digital screens deployed, the network is equipped with audio capabilities to support synchronized visual and sound advertisements, enhancing message retention and audience engagement for advertisers.

The digital screen network operates daily from 7:00 a.m. to 9:00 p.m., with each screen runs an approximately 10-minute advertising loop cycle, delivering 84 advertising spots per screen per day. This structured operating framework ensures consistent, high-frequency brand exposure, enabling advertisers to reach target audiences repeatedly throughout the day in key commercial locations.

Advertising Formats

We offer a range of digital, static, and experiential advertising formats across our network, including:

Television Commercials:    Full-motion video advertising displayed on digital screens in office and other high-traffic commercial locations within our digital screen network, delivering high-impact brand messaging to captive audience.

Screen Wraps:    Customized physical vinyl applications that surround our digital screen frames, creating immersive branded environments that complement and extend the on-screen content. These are also available as part of combined lift sticker and screen wrap packages as a creative option for office and elevator environments.

Lift Door Stickers:    Static adhesive branding applied to elevator doors in premium office buildings, ensuring repeated exposure among office workers and commuters.

On-Ground Activations:    Experiential marketing setups and brand activation deployments in high-footfall locations, designed to drive direct audience engagement and product interaction. These can be customized as roadshow setups tailored to commercial location foot traffic for brand experiential marketing.

Boom Gates Advertisements:    Static and digital advertising placed on parking boom gates at entry and exit points in carparks of shopping malls and office buildings, capturing driver and passenger attention during daily commutes. We offer size-specific customization for different parking infrastructure as part of our parking facility asset offerings.

Campaign Execution and Targeting Capabilities

To complement our diverse advertising formats, we provide advertisers with flexible campaign execution options and targeting capabilities that enable precise audience reach and optimized campaign performance:

Traditional Guaranteed Placements.    For advertisers seeking guaranteed placement across our digital screen network, we offer time belting and zone targeting options. Advertisers may select from four distinct daily time slots — 7:00 a.m. to 11:00 a.m., 11:00 a.m. to 2:00 p.m., 2:00 p.m. to 5:00 p.m., and 5:00 p.m. to 9:00 p.m. — each aligned with commuting, work and post-work routines. Advertisers may also select up to two of five geographic zones in Singapore for focused advertising delivery, with discounted promotional pricing available for zone-targeted campaigns to enhance cost efficiency.

Programmatic Data-Driven Buys.    For advertisers utilizing our programmatic platform, we offer more granular and customizable targeting capabilities across key dimensions such as audience, contextual, device, location, and dayparting. Dayparting is fully customizable to any hour of the day, enabling advertisers to align advertising delivery precisely with their desired audience presence. These programmatic campaigns are priced on a cost-per-impression model and supported by detailed post-campaign reporting that provides transparent performance measurement and return on investment accountability.

Programmatic Digital Out-of-Home Technology Services

The following diagram sets out the pDOOH ecosystem flow in which we participate. We operate as a media owner and supply-side participant, providing advertising inventory generated from our deployed digital screen network at venue partner locations. This inventory is managed through our Digital Network Platform and made available for both direct sales and programmatic monetization.

Our Programmatic Supply Chain

BID REQUEST
SUPPLY SIDE
DEMAND SIDE
Out-of-Home Audience
Publisher
SSP
Exchange
DSP
Buyer
CAPTIVE MEDIA
PERION
VIOOH
VISTAR
BID RESPONSE
displayce
HAWK
PLATFORM FOR MEDIA & INSIGHTS
PERION
SAGE + ARCHER
StackAdapt
theTradeDesk
vistar media
yahoo!

We provide pDOOH advertising services through our integration with third-party pDOOH Platforms, including third-party SSPs and DSPs that enable programmatic trading of our DOOH inventory. These third-party pDOOH Platforms automates our DOOH advertising inventory management, sales, and delivery, and elevates DOOH through data-driven targeting, real-time optimization, and cross-channel integration. SSPs aggregate and distribute publisher inventory to DSPs, which are used by advertisers and media agencies to bid on and purchase advertising placements through programmatic channels.

We connect our advertising inventory to the programmatic ecosystem through server-to-server application programming interface integrations with multiple SSP partners. Our SSP integrations enable our DOOH inventory to be made available for programmatic purchase via real-time auctions and automated demand aggregation from DSPs. This allows advertisers to access our inventory through established programmatic marketplaces without requiring direct manual insertion orders. Our integrations with multiple SSPs provide the advertising technology infrastructure to sell our DOOH inventory programmatically through automated, real-time auctions. These partnerships are a core component of our pDOOH ecosystem, enabling us to:

•        List the Company’s advertising inventory on programmatic marketplaces, making our DOOH space available to advertisers globally;

•        Aggregate demand from a broad and diverse set of DSPs, expanding our reach across the programmatic landscape;

•        Facilitate real-time, automated auctions for available inventory, ensuring efficient and dynamic pricing;

•        Maximize revenue yield through sophisticated auction dynamics and demand optimization;

•        Manage pricing floors to maintain inventory value while ensuring competitiveness in real-time bidding; and

•        Provide comprehensive reporting and analytics on inventory performance, enabling data-driven yield management and strategic pricing decisions.

We connect to the DSP ecosystem through our integrations with multiple SSP partners, and our sales team actively engages with DSPs to market our screen network. Through our integrations with omnichannel DSPs, we enable advertisers to access and activate our DOOH inventory directly within the platforms they already use for their digital campaigns. Our DSP partnerships provide advertisers with:

•        Access to strong audience data and identity solutions, allowing them to seamlessly integrate DOOH into broader, data-driven omnichannel campaigns;

•        Massive, broad-channel reach including significant DOOH inventory access through major independent global DSPs;

•        Widespread connectivity to major exchanges and SSPs enabling large-scale pDOOH buys through major DSPs; and

•        Extensive reach and user-friendly campaign management that supports seamless multi-channel campaign launches for advertisers of all sizes.

Accordingly, advertisers can manage our DOOH inventory screen within the pDOOH platforms, supporting a full-funnel marketing approach without the need for separate systems or workflows.

Scenario-Specific DOOH Customized Solutions

In addition to our core digital screen network, we provide customized DOOH solutions deployed in high-traffic landmark and high-traffic commercial locations across Singapore. These include large-format digital and static installations situated in CBD financial hubs, office clusters, transport-adjacent locations, retail destinations, and mixed-use developments, where advertiser exposure is typically higher due to sustained pedestrian and vehicular traffic. These solutions are tailored to the architectural and traffic characteristics of each location, and all customized assets are enabled by the pDOOH platform for optional targeted delivery and performance measurement.

Our Scenario-Specific DOOH Customized Solutions comprise a combination of digital formats, such as LED video walls and large-format screens, as well as static and experiential formats, including wall murals, pillar wraps, escalator wraps, linkway installations, and building façade placements. These assets are designed to function as high-visibility advertising surfaces within their respective architectural contexts and may be used independently or in conjunction with our digital screen network to support coordinated campaign execution. In certain locations, these landmark assets may also be integrated with our programmatic infrastructure, enabling advertisers to apply data-driven targeting, campaign scheduling, and performance measurement capabilities where applicable. Collectively, these solutions complement our core DOOH network by extending advertising reach into prominent physical environments and supporting broader brand visibility across high-footfall commercial locations.

VENDORS

Our operations depend on three principal categories of vendors that support the deployment and monetization of our Digital Network Platform across high-traffic locations in Singapore: (i) Venue Partners; (ii) Production and Maintenance Vendors; and (iii) Programmatic Technology Platform Partners.

(i) Venue Partners

Our venue partners include property developers, commercial landlords, office building management firms, coworking space operators and retail property owners. These partners supply the premium physical spaces where we install and operate our digital screens and deploy customized advertising assets across over 500 diversified locations under our Digital Network Platform. We engage with these partners through agreements structured on a hybrid model of fixed rental arrangements and revenue-sharing terms, where partners receive a percentage of advertising income generated from their locations.

We typically enter into license agreements with venue partners with initial contract terms of approximately five years, subject to renewal upon mutual agreement. Under these arrangements, we obtain the right to deploy our digital screens through contractual arrangements with venue partners, under which we are granted non-exclusive access to install, operate and maintain digital advertising screens within designated areas of commercial properties such as office buildings, coworking spaces and retail locations. These arrangements enable us to convert physical venue access rights into advertising inventory.

For the year ended March 31, 2026, one venue partner (“Vendor A”) accounted for approximately 40% of our total purchases. We have entered into a venue partner license agreement with Vendor A, pursuant to which we obtain rights to install, operate and maintain digital advertising screens at a designated location. Given the significance of this venue partner arrangement to our operations, the material terms of the Venue Partner Agreement with Vendor A are summarized below:

Principle Term	Description
Parties	The agreement is entered into between Vendor A (the “Licensor”) and FMSG (the “Licensee”)
License Rights	The Licensor grants us the right to use designated areas of the property for the installation, operation and maintenance of digital screens and the display of advertisements.
Licensed Area and Permitted Use	The licensed area consists of designated portions of the commercial building, and the permitted use is the maintenance and operation of digital screens.
License Period	The license period is five years.
License Fee

The Licensee is required to pay a license fee to the Licensor during the license period. The license fee may consist of fixed and/or variable components depending on the option selected by the Licensor. The Licensee must submit certified monthly revenue statements to allow calculation of any variable component.

Revenue Reporting Obligations

The Licensee must provide the Licensor with certified statements showing revenue generated during the preceding month within 21 days after commencement of each month. The Licensor has audit rights over the Licensee’s books and records if statements are not provided.

Installation and Maintenance Obligations	We are responsible for installing, maintaining and operating the digital screens, obtaining required approvals and complying with applicable laws and venue requirements.
Advertising Restrictions	Advertisements displayed on the digital screens must comply with applicable laws and agreed advertising standards, and the Licensor may require removal or revision of non-compliant advertisements.
Termination Right	The Licensor may terminate the agreement without compensation upon specified events, including material breach, insolvency events or loss of authority over the licensed premises.
Governing Law and Jurisdiction	The agreement is governed by Singapore law, and the parties submit to the non-exclusive jurisdiction of Singapore courts.

Together, our venue partner arrangements and our programmatic technology integrations form an integrated end-to-end DOOH advertising ecosystem. Our agreements with venue partners secure long-term access to physical advertising locations, where we install and operate our digital screen network. These screens constitute the underlying advertising inventory that is then commercialized through both direct sales and programmatic channels.

(ii) Production and Maintenance Vendors

We engage third-party production vendors to produce creative formats for our advertising campaigns. Our production vendors are responsible for the fabrication and installation of our full range of on-site branded advertising materials, including elevator door stickers, screen wraps, wall murals, pillar wraps, banners, boom gate advertisements, and other large-format installations deployed across our network. These vendors enable us to deliver consistent quality and timely execution of physical creative assets to support our DOOH advertising. We are not dependent on any single production vendor, and we believe alternative production vendors are available to provide comparable services.

We also engage third-party maintenance vendors to support the continuous operation and technical maintenance of our DOOH advertising screens, including scheduled servicing, emergency repairs, and parts replacement are provided under maintenance agreements, enabling us to minimize screen downtime and sustain optimal performance across our network of high-traffic locations. Our maintenance arrangements are entered into in the ordinary course of business, and we are not dependent on any single maintenance vendor. We believe alternative maintenance service providers are available if needed.

(iii) Programmatic Technology Platform Partners

We utilize third-party programmatic technology platform partners, including SSP providers and advertising exchange operators, to facilitate the programmatic trading and monetization of our digital advertising inventory. As a media publisher, owner and operator of DOOH advertising inventory, we participate in the pDOOH ecosystem as a supply-side participant by making our advertising inventory available through third-party programmatic technology platforms. We maintain integrations with multiple SSP providers and do not rely on any single SSP provider for access to programmatic demand.

SSP providers supply the technology infrastructure that allows us to list our pDOOH inventory, set pricing floors, manage availability and connect to a global pool of advertiser demand via multiple DSPs. Advertising exchange operators act as the real-time intermediary, brokering automated auctions between our SSPs and advertisers’ DSPs, with all bidding, matching and transaction settlement completed in milliseconds. This technology ecosystem supports our primary pDOOH transaction model of real-time bidding, an open auction process where advertising slots are dynamically awarded to the highest bidder, enabling efficient yield optimization and real-time campaign delivery for our direct brand advertisers.

The Company generally enters into non-exclusive commercial agreements with its programmatic technology platform partners, including SSP providers and advertising exchange operators, for the provision of programmatic inventory trading, ad serving and related advertising technology services. These agreements have fixed initial terms ranging from one (1) year to three (3) years, and automatically renew for successive multi-year or annual periods upon expiry. Under these agreements, SSP providers make the Company’s advertising inventory available through programmatic marketplaces and facilitate access to advertiser demand aggregated from multiple DSPs, while certain providers also offer ad serving, mediation and campaign management services. Fees are generally structured as either (i) a revenue-sharing arrangement, whereby the platform partner retains an agreed percentage of advertising revenue generated through the platform, or (ii) usage-based fees calculated on a cost-per-thousand impressions or spots basis for ad serving or other technology services, with certain specialized services subject to fixed or project-based fees. Payments to the Company are generally made after deduction of applicable platform fees and commissions in accordance with the relevant contractual arrangements.

The Company’s agreements with its programmatic technology platform partners are generally non-exclusive and contain customary commercial terms relating to confidentiality, intellectual property ownership, data protection compliance, representations and warranties, indemnification, limitations of liability and termination rights. The Company retains ownership of its digital screen network and advertising inventory, while each platform partner retains ownership of its proprietary technology and platform infrastructure.

The Company currently maintains integrations with three major SSP providers, Perion, VIOOH and Vistar. Besides, we intend to onboard additional SSP partners as part of its ongoing strategy to broaden access to programmatic advertiser demand and enhance inventory monetization. In the pDOOH ecosystem, SSP providers rely on media owners such as the Company to supply advertising inventory to their marketplaces, while media owners may choose to integrate with one or more SSPs to distribute their inventory. As multiple SSP providers operate in the market and the Company’s arrangements are non-exclusive, the Company has the flexibility to select and integrate with different

SSP partners based on commercial and operational considerations. Accordingly, the Company does not believe it is dependent on any single SSP provider and maintains integrations with multiple programmatic platforms to diversify demand sources, expand advertiser access and reduce reliance on any individual technology provider.

Our vendors, primarily consisting of venue partners, accounted for approximately 86.2% and 86.0% of our total cost of sales for the years ended March 31, 2025, and 2026, respectively. This reflects a moderate degree of vendor concentration, which we actively manage through ongoing vendor evaluation, relationship diversification, disciplined contract structuring and the maintenance of multiple technology integrations to avoid over-reliance on any single platform provider.

As of the end of 2025 and 2026, our top four vendors and their respective percentages of our total purchases were as follows:

	For the financial years ended March 31,
	2025		2026
	SGD	%	SGD	%
Vendor A	547,534	35.2%	590,783	40.1%
Vendor B	116,638	7.5%	35,850	2.4%
Vendor C	83,333	5.4%	5,665	0.4%
Vendor D	82,646	5.3%	52,660	3.6%

CUSTOMERS

Our Digital Network Platform serves a diversified portfolio of clients across key industry verticals including financial services, consumer goods and food & beverage, technology, e-commerce and retail, travel and entertainment, telecommunications, and luxury brands, as well as corporate and public sector entities. These clients consist of both direct brand advertisers and accredited advertising agencies that plan and execute media campaigns on behalf of their clients. These clients use our full suite of DOOH solutions, which include both traditional guaranteed placements and data-driven pDOOH capabilities, to conduct high-impact media campaigns across high-traffic locations in Singapore. For advertisers utilizing our pDOOH offering, access to our advertising inventory is facilitated through major DSPs, where they can set customized targeting parameters, budget allocations and campaign objectives tailored to their specific needs. Our advertising inventory is made available for real-time bidding through third-party pDOOH platforms. Across the years ended March 31, 2025 and 2026, we had approximately 500 clients in the aggregate, comprising both direct advertisers and pDOOH advertisers across a diversified range of industry sectors.

For the year ended 2025 and 2026, over 30% of our clients were repeat clients, with these returning clients increasing their average annual advertising expenditure with us by more than 11% year-over-year. This growth reflects sustained confidence in our platform’s ability to effectively reach our core target demographics of high-value business executives, white-collar working adults, and mass consumer audiences across their daily touchpoints. Our client relationships are supported by data-driven engagement and performance analytics, including market research insights and campaign effectiveness studies that have consistently demonstrated industry-leading advertising recall (10.4x per 4 weeks), high-frequency audience exposure (84 spots per day per screen) and measurable campaign performance metrics across our DOOH and pDOOH solutions.

We continue to focus on expanding our client base across emerging industry sectors and increasing adoption of our pDOOH capabilities. At the same time, we aim to deepen engagement with existing clients by encouraging greater campaign frequency and wider use of our programmatic solutions, supported by our partnership with DSPs and SSPs, to drive sustained revenue growth.

MARKETING&SALES

Our marketing and sales operations are strategically aligned with our network expansion and programmatic capabilities, enabling us to serve the distinct needs of advertising agencies and direct brand advertisers.

For advertising agencies, who manage media planning and buying on behalf of their brand clients, we position our platform as an extension of their omnichannel digital strategies. Our marketing efforts emphasize the programmatic capabilities of our Digital Network Platform, including real-time bidding, audience targeting, and seamless integration with omnichannel digital strategies. We provide agencies with access to detailed post-campaign reporting through third-party pDOOH platforms, delivering measurable performance data on spots and impressions delivered. Our sales team works closely with agency planners to develop customized media solutions that leverage our diversified network of office, coworking spaces, business parks and commercial locations, across both traditional and programmatic campaign executions.

For direct brand advertisers, our marketing approach focuses on understanding their specific marketing objectives and audience targets, offering tailored solutions that combine our digital screen network, third-party pDOOH platforms, and creative asset customization services to create immersive brand experiences. Our sales team, with an average of ten years of multi-sector media industry experience, acts as strategic consultants to brand clients, guiding them through campaign planning, execution, and performance measurement. Through third-party programmatic platforms, we provide detailed post-campaign reporting that quantifies spots delivered, impressions generated, and audience reach, substantiating campaign effectiveness and supporting continued investment.

Through our Digital Network Platform, we offer advertisers two distinct buying options tailored to their campaign needs. Traditional guaranteed placement buys provide maximum reach and frequency across fixed loop cycles, ideal for brand awareness campaigns seeking broad exposure. Data-driven programmatic buys enable dynamic spot delivery based on parameters such as dayparting and geo-fencing. Programmatic campaigns are priced on a cost-per-impression model and supported by detailed post-campaign reporting, providing advertisers with transparent performance measurement and return on investment accountability.

By tailoring our marketing and sales efforts to the distinct needs of each customer segment, we aim to strengthen our market position, deepen client relationships, and drive sustainable growth across our network.

COMPETITION

The DOOH and pDOOH advertising market in Singapore is highly competitive, with numerous local and regional players seeking advertiser budgets and venue partnerships. Our principal areas of competition include securing prime venue in high-traffic locations, pricing and service model competitiveness, the integration of programmatic technology, and the ability to deliver measurable campaign performance to direct brand advertisers.

We face competition from a range of media alternatives, including large-format billboards, transit advertising, mall-based digital screens, and digital channels such as social media, connected television, and mobile. These platforms compete for advertiser spend, particularly during periods of economic uncertainty, and many have substantially greater financial resources, broader reach, or more established data-driven targeting capabilities.

Within the core DOOH and pDOOH business, key competitive factors include our ability to renew and expand venue contracts, maintain technological relevance in an evolving pDOOH market, and differentiate our offerings through superior network density and data-driven reporting. Competitive pressures could result in increased pricing competition, the loss of key venue partnerships, or a shift in advertiser budgets toward alternative media platforms, which could materially impact our market share and operating margins.

REGULATORY MATTERS

Our DOOH media business operates within the legal framework established by the laws and regulations of Singapore. As of the date of this prospectus, there are no existing laws or regulations in Singapore that specifically define or regulate DOOH media businesses as a distinct category. Most advertisements displayed on our network have previously been broadcast on public television networks and have undergone review by those networks. Nevertheless, we independently review and verify all content for compliance before advertising on our network.

As a media operator, our primary regulatory obligation is content compliance. We have implemented an internal review process to verify that all advertisements and content broadcast on our networks are truthful, lawful, and aligned with prevailing community standards. Our content policies are structured to align with the principles outlined in key industry codes, including the IMDA Television Advertising Code and the Singapore Code of Advertising Practice. This process ensures our material meets standards relating to decency, accuracy, and social responsibility.

Based on the advice of our Singapore counsel, the core of our business of displaying advertisements on digital screens in fixed locations is currently not classified as a licensable “broadcasting service” under the Singapore Broadcasting Act. Accordingly, we are not required to hold a broadcasting license under the Broadcasting Act for our

DOOH advertising network. This distinction provides operational clarity and differentiates our regulatory exposure from that of traditional television or radio broadcasters. However, we remain attentive to the evolving regulatory landscape overseen by the IMDA, particularly regarding digital content and online safety.

Our operations engage in activities that involve the collection and processing of data. The Personal Data Protection Act 2012 (the “Personal Data Protection Act”) governs how organizations collect, use, and manage personal data in Singapore. Under the Personal Data Protection Act, personal data includes information that can identify an individual, which may extend to certain data points collected through our programmatic advertising activities, such as device identifiers and behavioral data associated with audience measurement.

The Personal Data Protection Act establishes several key obligations that inform our data handling practices. These include obtaining meaningful consent before collecting or using personal data, using data only for purposes that a reasonable person would consider appropriate, notifying individuals about the purposes for data collection, implementing reasonable security arrangements to protect personal data, and not retaining data longer than necessary. We have structured our data practices to align with these principles, ensuring that our programmatic advertising operations respect individual privacy while delivering measurable campaign performance to advertisers.

The Personal Data Protection Commission, which operates under the purview of the Ministry of Communications and Information and is part of the IMDA, is responsible for administering and enforcing the Personal Data Protection Act. The Personal Data Protection Commission has actively enforced compliance through investigations and financial penalties, with maximum fines reaching up to S$1 million for non-compliance. We monitor developments in data protection regulations and adapt our processes accordingly to maintain compliance.

Third-party pDOOH platforms with which we have partnership include integrations with SSPs and DSPs that facilitate real-time bidding and data-driven advertisement delivery. These technology partnerships involve the transfer of certain data points for campaign targeting, measurement, and reporting purposes. We have implemented contractual arrangements with our technology partners that specify data protection responsibilities and require adherence to applicable data protection standards. This includes vetting third-party vendors to ensure they maintain robust data protection practices and comply with relevant regulations.

INTELLECTUAL PROPERTY

As of the date of this prospectus, our business in Singapore is conducted under our owned and controlled trademark and domain names.

The chart below presents information about the trademark and domain names that we have:

Type	Name	Issuing Authority/ Registration Institution	Trademark Number	Issuance Date	Status	Authorization Period
Trademark	www.captivemedia.tv	Intellectual Property Office of Singapore	T0515630E	August 27, 2007	—	From August 27, 2007 to August 29, 2035
Domain name	Focusmedia.com.sg	—	—	January 26, 2017	—	From January 26, 2017 to January 26, 2028
Domain name	Focusmedia.sg.	—	—	January 23, 2026	—	From January 23, 2026 to January 23, 2027

As of the date of this prospectus, we have not been subject to any claims, litigation, or disputes regarding infringement of third-party intellectual property rights in Singapore. We will continue to monitor our intellectual property portfolio and enforce our rights as necessary to protect our brand and business operations. However, there can be no assurance that future claims will not arise, or that the costs of defending such claims would not impact our financial condition.

EMPLOYEES

As of the date of this prospectus, we have a total of 14 full-time employees, who perform various functions across sales, business development, creative, management, and administrative operations. Our current staffing structure is as follows:

Division	Responsibilities	Number of Employees
Management	Oversee overall company strategy, operations, and corporate governance.	2
Development	Identify and secure new venue partnerships and strategic business opportunities.	2
Sales	Develop and manage client relationships, execute advertising campaigns, and achieve sales targets.	6
Creative	Design and produce advertising content and visual materials for client campaigns.	1
Administrative	Handle day-to-day administrative functions, finance, office management, and logistics.	3
Total		14

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

OUR PROPERTY AND FACILITIES

Our principal executive office is located at 10 Anson Road, #05-01, International Plaza, Singapore 079903. As of the date of this prospectus, the Company’s leases are the following:

Location	Space (square meter) (sq. m.)	Use	Lease Term
10 Anson Road, #05-01, International Plaza, Singapore 079903	—	Office space	From May 31, 2024 to May 30, 2026
StorHub Toa Payoh, 615 Lorong 4 Toa Payoh, Singapore 319516	11 square meters	Self-storage warehouse	From June 2, 2025 to June 2, 2026

INSURANCE

We have purchased the following insurance:

	Insured Type	Address	Coverage
1	Employees	—	Employment insurance, labor insurance, occupational accident insurance and national health insurance/employees’ pension
2	Business	—	Public Liability, Fire, Work Injury Compensation

LEGAL PROCEEDINGS

We may be subject to legal disputes and subject to claims that arise in the ordinary course of business. As of the date of this prospectus, we are not a party or subject to any pending legal proceedings the resolution of which we expect to have a material adverse effect on our business, operating results, cash flows or financial condition.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business in the material jurisdiction.

Overview

This section sets forth a summary of the material laws and regulations that affect our Group’s business operations conducted through our Singapore Operating Subsidiaries. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of the laws and regulations applicable to our Group’s business operations in Singapore. This overview is provided as general information and is neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implications of such laws and regulations.

Singapore

Regulations on Labour

The Employment Act

The Employment Act 1968 of Singapore (the “Employment Act”) is administered by the Ministry of Manpower of Singapore (the “Ministry of Manpower”) and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. It generally extends to all local and foreign employees under a contract of service with an employer, with the exception of certain groups of employees, including seafarers, domestic workers and statutory board employees or civil servants. Part II of the Employment Act applies generally and relates to certain aspects of contracts of services, including termination of employment contracts, notice of such termination and liability on any breach of an employment contract. Part IV of the Employment Act sets out requirements for rest days, hours of work and other conditions of service, and applies only to workmen with salaries not exceeding S$4,500 a month and employees (other than workmen or persons employed in managerial or executive positions) who receive salaries not exceeding S$2,600 a month. Among others, Part IV of the Employment Act prohibits employees from working more than 12 hours per day, except for specified circumstances, and limits the extent of overtime work that an employee can perform to 72 hours a month. Employers who require their employees to work more than the prescribed limit of hours per day or per month must seek the prior approval of the Commissioner for Labour.

The Employment of Foreign Manpower Act

The employment of foreign manpower in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (the “Employment of Foreign Manpower Act”), which is administered by the Ministry of Manpower and prescribes the responsibilities and obligations for employing foreign employees in Singapore. The Employment of Foreign Manpower Act prohibits the employment of a foreign worker unless such foreign worker has obtained a valid work pass from the Controller of Work Passes. Under the Employment of Foreign Manpower Regulations, which is a subsidiary legislation to the Employment of Foreign Manpower Act, employers of an “S pass” and work permit holders (issued for mid-level skilled staff and semi-skilled foreign workers in the construction, manufacturing, marine shipyard, process or service sectors, respectively) must, among other things, bear the costs of such worker’s medical treatment (unless in excess of the minimum mandatory coverage in certain instances) and purchase and maintain medical insurance for inpatient care and day surgery, with coverage of at least S$15,000 per every 12-month period (or for such shorter period where the foreign employee’s period of employment is less than 12 months).

The Central Provident Fund Act

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore (the “CPF Act”). The CPF Act is administered by the Central Provident Fund Board and governs the contributions made by employers and employees into the central provident fund. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than or equal to S$750 per month, the employer’s contribution rate is 17% of the employee’s wages and the employee’s contribution rate is 20% of the employee’s wages.

Regulations on Safety and Health of Our Employees

The Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “Workplace Safety and Health Act”) is the principal legislation governing the safety, health and welfare of persons at work in all workplaces. Among other things, the Workplace Safety and Health Act imposes a duty on every employer and every principal to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any director or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work. These measures include, among other things, developing and implementing procedures for dealing with emergencies that may arise while the employees are at work and ensuring that the employee at work has adequate instruction, information, training and supervision as is necessary for that employee to perform his work. More specific duties imposed by the Ministry of Manpower on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations. Some of these duties include, among other things, preventing the workplace from being overcrowded and ensuring adequate ventilation of the workplace.

The Work Injury Compensation Act

Work injury compensation is governed by the Work Injury Compensation Act 2019 of Singapore (the “Work Injury Compensation Act”) and is regulated by the Ministry of Manpower. The Work Injury Compensation Act applies to any person who has entered into or works under a contract of service or apprenticeship with an employer, subject to certain prescribed exclusions in respect of injuries suffered by them arising out of and in the course of their employment and sets out, amongst others, the amount of compensation they are entitled to and the methods of calculating such compensation. The Work Injury Compensation Act provides, subject to certain exceptions, that if in any employment, personal injury by accident arising out of and in the course of the employment is caused to an employee, his employer shall be liable to pay compensation in accordance with the provisions of the Work Injury Compensation Act. The amount of compensation shall be computed in accordance with the First Schedule of the Work Injury Compensation Act, subject to a maximum and minimum limit, considering factors such as the severity and permanence of the personal injury suffered.

Further, the Work Injury Compensation Act provides that where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the employer) for the execution by the employer of the whole or any part of any work, or for the supply of labor to carry out any work, undertaken by the principal, the principal shall be liable to pay to any employee employed in the execution of the work any compensation which he would have been liable to pay if that employee had been immediately employed by the principal.

Every employer is required to maintain work injury compensation insurance for all employees doing manual work and all employees earning less than S$2,600 per month. Failure to do so is an offence carrying a fine of up to S$10,000 and/or imprisonment of up to 12 months. Under the Work Injury Compensation Insurance Regulations 2020 (“WICIR”), every employer entering into a contract of insurance in accordance with the requirements of the Work Injury Compensation Act shall be issued, by the insurer with whom he contracts, with a certificate of insurance which shall contain certain prescribed particulars. The WICIR further provides that such employer shall display a copy of the certificate of insurance at each place of business at which he employs any employee whose claims may be the subject of indemnity under the policy of insurance to which that certificate relates.

Regulations on Personal Data Protection

The Personal Data Protection Act

The Personal Data Protection Act 2012 of Singapore (the “Personal Data Protection Act”) establishes the baseline regime for the protection of personal data in Singapore. The Personal Data Protection Act applies to all organizations that collect, use, disclose and/or process personal data. The Personal Data Protection Act is administered and enforced by the Personal Data Protection Commission. In this regard, “personal data” as defined under the Personal Data Protection Act refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access to.

An organization is required to comply with, amongst other things, the data protection obligations prescribed by the Personal Data Protection Act, which may be summarized as follows:

•        Consent obligation — the consent of individuals must be obtained before collecting, using, disclosing and/or processing their personal data, unless an exception applies. Additionally, an organization must allow the withdrawal of consent by an individual which has been given or is deemed to have been given;

•        Purpose limitation obligation — personal data must be collected, used, disclosed and/or processed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

•        Notification obligation — individuals must be notified of the purposes for the collection, use, disclosure and/or processing of their personal data, prior to such collection, use, disclosure and/or processing;

•        Access and correction obligation — when requested by an individual and unless an exemption applies, an organization must: (i) provide that individual with access to their personal data in the possession or under the control of the organization and information about the ways in which their personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in their personal data that is in the possession or under the control of the organization;

•        Accuracy obligation — an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

•        Protection obligation — an organization must implement reasonable security arrangements to protect personal data in its possession or under its control from: (i) unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks, and (ii) the loss of any storage medium or device on which personal data is stored;

•        Retention limitation obligation — an organization must anonymize or must not keep personal data for longer than it is necessary to fulfil: (i) the purposes for which it was collected, or (ii) a legal or business purpose;

•        Transfer limitation obligation — personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the Personal Data Protection Act. In this regard, an organization must ensure that the recipient of the personal data in that country outside Singapore is bound by legally enforceable obligations to provide the transferred personal data a standard of protection that is at least comparable to the protection under the Personal Data Protection Act;

•        Accountability obligation — an organization must implement the necessary policies and procedures in order to meet its obligations under the Personal Data Protection Act, communicate and inform their staff about these policies and procedures, as well as make information of such policies and procedures available on request. In addition, an organization must develop a process to receive and respond to data-related complaints, and must designate at least one individual as the data protection officer to oversee the organization’s compliance with the Personal Data Protection Act;

•        Data breach notification obligation — an organization must notify the Personal Data Protection Commission and/or the affected individuals if it has suffered a data breach that meets the notification thresholds prescribed under the Personal Data Protection Act (i.e. the data breach is or is likely to be of significant scale, or has caused or is likely to cause significant harm to the affected individuals). The organization is expected to expeditiously assess the severity of the breach, and the timeline to notify the Personal Data Protection Commission is 3 calendar days of the organization assessing that a notification threshold has been met; and

•        Data portability obligation — the data portability obligation (which is not yet in force as at the date of this prospectus) grants individuals with an existing direct relationship with an organization the right to request for a copy of their personal data to be transmitted in a commonly used machine-readable format to another organization which has a business presence in Singapore. The exact scope and applicability of this right will be delineated by the relevant regulations and guidelines to be published by the Personal Data Protection Commission.

The maximum financial penalty that can be imposed on organizations is S$1 million, or 10% of the organization’s annual turnover in Singapore, whichever is higher. The severity of the penalties will be assessed based on, amongst other things, the amount of personal data involved, and the degree of harm caused to individuals.

Regulations on Intellectual Property Rights

The Intellectual Property Office of Singapore is the national authority that registers and is responsible for the administration of intellectual property rights in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1998 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the goods or service for which it is registered. The proprietor of a registered trademark may also authorise other persons to use the trademark in relation to the goods or services for which it is registered. In all legal proceedings relating to a registered trademark or any right thereunder, the registration of a person as proprietor of a registered trademark is prima facie evidence of the validity of the original registration in any subsequent assignment or other transmission of the registration. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Goods and services are classified, for the purposes of the registration of trademarks, according to a prescribed system of classification. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark; misrepresentation on the part of the infringer; and damage to the mark as a result.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Ms. Audrey Chee Hui Ling	46	Director, Chief Executive Officer, and Chairwoman of the Board of Directors
Mr. Liu Chun Hung Clement	50	Chief Financial Officer
Mr. Tan Shing	54	Director, President, and Chief Operating Officer
Ms. Huang Xiaoyan Adeline	44	Director and Senior Vice President, Advertising
Ms. Susan Ong Bee Ling	54	Director and Senior Vice President, Partnership Development
Ms. Pui Man Brenda Tam	55	Independent Director
Mr. Dennis Paul Barsky	56	Independent Director
Mr. Mitchell Adam Presnick	59	Independent Director
Mr. David Doust	62	Independent Director

Directors and Executive Officers

Ms. Audrey Chee Hui Ling

Ms. Chee, 46, a citizen of Singapore, joined the Group 21 years ago in May 2005 and currently serves as the chief executive officer (“CEO”) of FMSG where she oversees all day-to-day aspects of the operations including advertising sales, marketing, business development, partnership, strategic planning and new business initiatives. Ms. Chee originally joined the Group as a manager in the business development division for FMSG and was transferred to the advertising division in 2006 and subsequently rose through the ranks as senior manager advertising sales in 2007, associate director advertising sales in 2008 and associate general manager in 2010. Ms. Chee was appointed as the general manager of FMSG on January 1, 2012 and became managing director on October 8, 2018 and finally as CEO in October 2025. Ms. Chee has almost 25 years of media sales and management experience in the Out-of-Home industry. Prior to joining the Group, Ms. Chee worked for MooveMedia, a ComfortDelgro company, between 2002 and 2005. Ms. Chee obtained a Bachelor of Arts degree in Business Administration majoring in Public Relations from the Nottingham Trent University in November 2001.

Mr. Liu Chun Hung Clement

Mr. Liu, 50, joined the Group 19 years ago in March 2007 and is currently the chief financial officer (“CFO”) of FMSG responsible for all finance, audit and company secretarial matters of the Singapore operations. In 2011, Mr. Liu presided over the finance and audit functions of a listing on the Stock Exchange of Hong Kong in July 2011. Prior to joining the Group, Mr. Liu worked for PCCW from August 2001 to December 2004 and for Music Nation Group from January 2005 to September 2006. Mr. Liu was awarded a Diploma in Supervisory Management from Haking Wong Technical Institutes in August 1996, a Diploma in Management from the Institute for Supervision and Management in August the same year, a Higher Diploma in Accountancy from City University of Hong Kong in November 2001 and a Bachelor of Arts (Hons) degree in Accountancy from Bolton Institute of Higher Education in the United Kingdom in June 2003 and is a fellow member of the Institute of Financial Accountants in March 2007.

Mr. Tan Shing

Mr. Tan, 54, a citizen of Singapore, joined the Group 19 years ago in August 2007 and is currently the President & chief operating officer (“COO”) of FMSG responsible for the entire advertising salesforce and meeting the revenue targets of the Singapore operations. Mr. Tan originally joined the Group as a manager in the advertising sales division for FMSG and subsequently rose through the ranks as senior manager advertising sales and associate director advertising sales in 2010, director advertising sales in 2011, general manager advertising sales in 2017, general manager in 2018 and finally as President & COO in October 2025. He has almost 30 years of entertainment, media sales and management experience. Prior to joining the Group, Mr. Tan spent ten years with Sony BMG Music Entertainment. Mr. Tan obtained a Diploma in Mass Communications from the Management Development Institute of Singapore in December 1997.

Ms. Huang Xiaoyan Adeline

Ms. Huang, 44, a citizen of Singapore, joined the Group 20 years ago in December 2005 and currently serves as the Senior Vice President, Advertising of FMSG supporting the President & COO in meeting the revenue targets of the Group. Ms. Huang originally joined the Group in December 2005 as an assistant manager in the business development division for FMSG and was transferred to the advertising division in 2007 as manager advertising sales. She was promoted to senior manager advertising sales in 2011, to associate director advertising sales in 2013 and to director, advertising sales in 2017 and finally as Senior Vice President, Advertising in October 2025. Ms. Huang obtained a Bachelor of Science degree in Business and Management Studies (Marketing) from the University of Bradford (United Kingdom) in November 2004.

Ms. Susan Ong Bee Ling

Ms. Ong, 54, a citizen of Singapore, joined the Group 15 years ago in June 2011 and currently serves as the Senior Vice President, Partnership Development of FMSG where she leads the initiatives to expand the commercial-property digital network’s footprint across Singapore. Ms. Ong originally joined the Group in June 2011 as a manager in the business development division of FMSG and was promoted to Senior Manager in January 2014, Associate Director in January 2017 and finally as Senior Vice President, Partnership Development in October 2025. Ms. Ong has built a strong track record working across the media, luxury retail, wholesale, and inventory planning sectors, and is recognized for her ability to manage long-term partnerships and deliver sustainable network expansion. Prior to joining the Group, Ms. Ong held roles in the luxury retail and wholesale sectors. At Chopard, she managed regional order fulfilment and inventory planning for watch and jewelry spare parts, working closely with supply chain teams to ensure optimal stock availability and replenishment. At Gucci, she managed relationships with authorized retailers, negotiated commercial terms, and supported distribution strategies aligned with brand positioning. Ms. Ong started her career with the DFS Group as a Merchandising Assistant then took on sales and marketing roles with RISIS and Orient Pacific before rejoining the DFS Group where she oversaw global inventory allocations, optimized stock distribution across international retail stores.

Independent Directors

Ms. Pui Man Brenda Tam

Ms. Tam, 55, a citizen of the United States of America, will serve as our independent director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. She has served as the independent non-executive director and audit committee chairperson of Futu Holdings Limited (“Futu”) since its listing in March 2019 on the NASDAQ (Nasdaq: FUTU). Futu is an advanced technology company transforming the investing experience by offering fully digitalized brokerage and wealth management platforms. Ms. Tam served as a partner at the Beijing office of PricewaterhouseCoopers China and PricewaterhouseCoopers Hong Kong from 2007 to 2016 and a senior manager at the Beijing office of PricewaterhouseCoopers China from 2006 to 2007. Prior to that, Ms. Tam served as an audit experienced manager and an audit senior manager at the San Jose office of PricewaterhouseCoopers LLP from 2000 to 2006. Ms. Tam also served in multiple audit positions at PricewaterhouseCoopers Hong Kong from 1995 to 2000 and at Ernst & Young Hong Kong from 1992 to 1995. Ms. Tam received her bachelor’s degree in accountancy from City University of Hong Kong in 1992. Ms. Tam is qualified as a certified public accountant in the United States (California), a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants in the United Kingdom.

Mr. Dennis Paul Barsky

Mr. Barsky, 56, a citizen of the United States of America, will serve as our independent director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. He has been a corporate lawyer based in Singapore and the United States for over 30 years. During his legal career, Mr. Barsky advised public and private companies across a range of industries on complex transactions, including cross-border mergers and leveraged buyouts, strategic investments, equity fundraisings and corporate restructurings. He also counseled boards of directors and senior management on fiduciary duties, regulatory compliance, and best practices in corporate governance. In addition, Mr. Barsky counseled private equity and real estate fund managers and institutional investors in connection with fund formation and investment activities. Prior to retirement from legal practice in December 2024, Mr. Barsky was a partner in the Singapore office of Jones Day, a leading global law firm, where he led the firm’s Asian private equity practice and was recognized for his commercial judgment and practical approach to problem solving. He has extensive experience interacting with regulators, investors, and other stakeholders and has represented companies listed on U.S. and international exchanges. Prior to joining Jones Day, Mr. Barsky was an associate and then partner in the M&A group of Weil, Gotshal & Manges, LLP in New York and Singapore. Mr. Barsky started his career in 1994 as an associate in the corporate department of Kaye Scholer Fierman Hays and Handler in New York and Los Angeles. In addition, from 2008 to 2011, Mr. Barsky co-founded ClimateEdge Capital, a Singapore-based hedge fund manager (which managed a Cayman Islands-domiciled hedge fund), where he was a partner and portfolio manager focused on risk arbitrage and event-driven trading strategies. Mr. Barsky holds a Juris Doctor degree from The Boston University School of Law (cum laude) and was an Editor of The Boston University Law Review. Mr. Barsky holds a bachelor’s degree in International Relations from The American University.

Mr. Mitchell Adam Presnick

Mr. Presnick, 59, a citizen of the United States of America, will serve as our independent director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. He is a U.S.-based board director and founder-operator with over 30 years of experience across Asia in media, capital formation, and regulated markets. He is the Founder and former Chairman & CEO of Super 8 Hotels China, which he scaled into a nationwide platform of more than 1,100 locations before its exit to private equity. He also co-founded Show Media Macau, a DOOH media network across Macau’s taxi fleet, working with casino operators, government stakeholders, and transport associations in a regulated concession-based environment. Mr. Presnick currently serves as a board director of Bloom Hotel Group (India) and as an advisor to the board of Regenerative Patch Technologies (USA), supporting capital strategy, international manufacturing, and global partnerships. He previously served as a board member of Marco Polo Pure China Fund (Hong Kong), contributing to governance, investor strategy, and capital formation. Earlier in his career, Mr. Presnick served as China Country Manager for Edelman and as Director of Government Affairs for Anheuser-Busch China. He also founded and led APCO Worldwide’s China practice, advising multinational companies on market entry, regulatory strategy, and stakeholder engagement. He previously served as a Visiting Fellow of Practice (2023 – 2025) at Harvard University’s Fairbank Center for Chinese Studies. Mr. Presnick has extensive experience operating across the United States, China, Hong Kong, and India, with experience in cross-border governance, investor alignment, and public market frameworks. He is a former SFC-licensed professional in Hong Kong (Type 4 and Type 9). He holds an MBA from Rutgers Business School, a diploma in Chinese language and literature from Peking University, and a BBA from James Madison University.

Mr. David Doust

Mr. Doust, 62, a citizen of the United States of America, will serve as our independent director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. He has been an executive director of a hobby games publisher, CMON Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1792) since December 2, 2016 and the joint CEO since January 23, 2020. As the head of Asia, Mr. Doust oversees sales, marketing and logistics for the Group’s Asian operations. A serial entrepreneur, Mr. Doust was a director of Fishworld Aquariums, Inc. from 1988 to 1992; a director of Doust Corporation from 1988 to 1994; and a director of Atlantis Pets, Inc. from 1991 to 1993. Mr. Doust has over 25 years of experience in the gaming industry. He started and operated the website coolminiornot.com (precursor to CMON) in 2001 and subsequently worked as the distributor and publisher of its tabletop games. In 2002, Mr. Doust founded and served as an officer of Dark Age Games, Inc. and published a miniature war game, Dark Age. Mr. Doust graduated from the University of Miami, United States, with a Bachelor in Business Administration in May 1987.

Family Relationships

As of the date of this prospectus, there are no family relationships among our directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this Offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Class A Ordinary Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

•        Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•        Exemption from the requirement that our board of directors be composed of independent directors.

•        Exemption from the requirement that our audit committee have a minimum of three members.

•        Exemption from the requirement that we hold annual shareholders’ meetings.

•        Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to rely on the home country practice exemption with respect to Nasdaq’s board independence requirements. Nasdaq rules require that a majority of a listed company’s board of directors be independent; Cayman Islands law does not impose such a requirement. Accordingly, our board of directors will consist of four executive directors and four independent directors. We do not intend to follow home country practices with respect to committee independence, and our audit committee, compensation committee, and nominating and corporate governance committee will each be composed solely of independent directors in compliance with Nasdaq rules. With respect to other Nasdaq corporate governance requirements — including shareholder approval of equity compensation plans and material amendments, shareholder approval of certain share issuances, and the holding of annual general meetings — we do not currently intend to follow home country practices. We may, however, in the future elect to rely on available home country exemptions with respect to these or other matters.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We adopted: (i) a Code of Business Conduct and Ethics; (ii) an Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Board of Directors

Our board of directors will consist of eight directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in the Company at such times and on such terms and conditions as the directors may decide. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq rules.

We established three committees under the board of directors, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Ms. Pui Man Brenda Tam, Mr. David Doust and Mr. Mitchell Adam Presnick. Ms. Pui Man Brenda Tam is the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Pui Man Brenda Tam qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related-party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Mr. David Doust, Mr. Mitchell Adam Presnick and Mr. Dennis Paul Barsky. Mr. David Doust is the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Dennis Paul Barsky, Ms. Pui Man Brenda Tam and Mr. David Doust. Mr. Dennis Paul Barsky is the chairperson of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) duty to avoid fettering the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In addition to the above, our directors also owe a duty to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of Shares in our company, including the registration of such Shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are generally not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes an arrangement or composition with his creditors generally, (ii) he is prohibited by the law of the Cayman Islands from acting as a director, (iii) resigns his or her office by notice to our company, or (iv) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon providing three-months advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have four independent directors with different industry backgrounds. We also achieved gender diversity by having four female directors out of the total of eight directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended March 31, 2025 and 2026, we paid an aggregate compensation of SGD490,292 and SGD486,858, respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

2026 Equity Incentive Plan

Prior to the completion of this offering, our shareholders and Board will adopt the 2026 Equity Incentive Plan, to motivate, attract and retain the best available personnel, provide additional incentives to staff and directors and promote the success of our business. Under the 2026 Equity Incentive Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under such plan will be [*], which constitutes

[*]% of the total issued and outstanding Class A Ordinary Shares of our Company on a fully-diluted basis as of the date of adoption. Pursuant to Rule 416(a) under the Securities Act, this Registration Statement also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions as provided in the 2026 Equity Incentive Plan. Any Class A Ordinary Shares covered by an award granted under the 2026 Equity Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the 2026 Equity Incentive Plan. As of the date of this prospectus, we have not granted any awards under the 2026 Equity Incentive Plan.

The following paragraphs summarize the principal terms of the 2026 Equity Incentive Plan.

Types of awards.

The 2026 Equity Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our Board or the compensation committee.

Plan administration.

Our Board or the compensation committee administers the 2026 Equity Incentive Plan. Our Board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement.

Awards granted under the 2026 Equity Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.

We may grant awards to our staff and directors.

Vesting schedule.

In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.

The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the Class A Ordinary Shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions.

Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment.

Our Board may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Shares offered in this offering for:

•        each of our directors, director appointees and executive officers (individually and as a group); and

•        each person known to us to own beneficially 5.0% or more of our Class A Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [15,000,000] Class A Ordinary Shares, 0 Class B Ordinary Share and 0 Class C Ordinary Share outstanding as of the date of this prospectus.

The percentage of Class A Ordinary Shares beneficially owned after the offering is based on [20,000,000] Class A Ordinary Shares outstanding following the sale of [5,000,000] Class A Ordinary Shares, assuming no exercise of the over-allotment option by the underwriter. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Class A Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this prospectus, we have 7 shareholders of record, none of which are located in the United States. All of our officers, directors and 5% or greater shareholders will be subject to lock-up agreements. See “Shares Eligible For Future Sale — Lock-Up Agreements.”

	Prior to this Offering									After this Offering
	Class A Ordinary Shares Beneficially Owned			Class B Ordinary Shares Beneficially Owned		Class C Ordinary Shares Beneficially Owned		Voting Power*		Class A Ordinary Shares Beneficially Owned			Class B Ordinary Shares Beneficially Owned		Class C Ordinary Shares Beneficially Owned		Voting Power*
	Number	%		Number	%	Number	%	%		Number	%		Number	%	Number	%	%
Directors and Executive Officers(1):
Audrey Chee Hui Ling(2)	[11,250,000]	[75]	%	—		—		[75]	%	[11,250,000]	[56.25]	%	—	—	—		[56.25]	%
Tan Shing(3)	—	—		—		—		—		—	—		—	—	—		—
Liu Chun Hung Clement(4)	[675,000]	[4.5]	%	—		—		[4.5]	%	[675,000]	[3.38]	%	—	—	—		[3.38]	%
Huang Xiaoyan Adeline(5)	—	—		—		—		—		—	—		—	—	—		—
Susan Ong Bee Ling(6)	—	—		—		—		—		—	—		—	—	—		—
Pui Man Brenda Tam(7)	—	—		—		—		—		—	—		—	—	—		—
Dennis Paul Barsky(7)	—	—		—		—		—		—	—		—	—	—		—
Mitchell Adam Presnick(7)	—	—		—		—		—		—	—		—	—	—		—
David Doust(7)	—	—		—		—		—		—	—		—	—	—		—
All directors and executive officers as a group (8 individuals):	[11,925,000]	[79.5]	%	—	—	—		[79.5]	%	[11,925,000]	[59.63]	%	—	—	—		[59.63]	%
5% Shareholders:
Comeback Investment Assets Limited(2)	[11,250,000]	[75]	%	—	—	—		[75]	%	[11,250,000]	[56.25]	%		—	—		[56.25]	%
Jdeep Trading Limited(8)	[900,000]	[6]	%	—	—	—	—	[6]	%	[900,000]	[4.5]	%	—	—	—		[4.5]	%

____________

*        Less than 1%

(1)      The business address of our directors and executive officers is 10 Anson Road, #05-01, International Plaza, Singapore 079903.

(2)      Ms. Chee is our Director, Chairwoman of the Board of Directors, and Chief Executive Officer. She is also the sole shareholder of Comeback Investment Assets Limited, which directly holds [11,250,000] Class A Ordinary Shares. The registered address of Comeback Investment Assets Limited is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(3)      Mr. Tan is our Director, President, and Chief Operating Officer.

(4)      Mr. Liu, our Chief Financial Officer, is the spouse of Ms. Ng Siu Yan. Ms. Ng is the 100% owner of Morex Services Limited, which directly holds [675,000] Class A Ordinary Shares.

(5)      Ms. Huang is our Director and Senior Vice President, Advertising.

(6)      Ms. Ong is our Director and Senior Vice President, Partnership Development.

(7)      Independent Director appointee.

(8)      The number of Class A Ordinary Shares beneficially owned prior to this offering represents [900,000] Class A Ordinary Shares held by Jdeep Trading Limited.

As of the date of this prospectus, none of our outstanding Class A Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred in the years ended March 31, 2025 and 2026. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F.

Under Part I, Item 7B of Form 20-F, the Company is required to disclose any transaction occurring since the beginning of the Company’s preceding two financial years, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Before the completion of this Offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

•        whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

•        whether there are business reasons for the Company to enter into the related party transaction;

•        whether the related party transaction would impair the independence of an outside director;

•        whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

•        any pre-existing contractual obligations.

The following is a list of related parties which the Company has transactions with:

(a)     Focus Media Network Limited (BVI), an entity under common control.

Debt Waiver and Capital Contribution

The shareholder waived all outstanding intercompany balances due from the Company. Pursuant to ASC 805-50, the waiver was treated as a transaction with shareholder and was recognized as a deemed capital contribution within additional paid-in capital. The net balances waived as of March 31, 2025 and 2026 are summarized below:

	As of March 31,
	2025	2026	2026
	SGD	SGD	US$
Related Party Balances Waived
Focus Media Network Limited (BVI)	3,391,049	118,266	91,729
Total Net Contribution recognized in APIC	3,391,049	118,266	91,729

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$100,000,000 divided into (i) 800,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 80,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 120,000,000,000 Class C Ordinary Shares of a par value of US$0.0001 each. The Board, subject to the Companies Act and our amended and restated articles of association, may by resolution of directors issue Class C Ordinary Shares in one or more series, and to fix the voting rights, dividend rights, conversion rights, and other terms and limitations and restrictions of such series at the time of issuance. As of the date of this prospectus, [15,000,000] Class A Ordinary Shares and no Class B Ordinary Shares or Class C Ordinary Shares are issued or outstanding. We will issue [5,000,000] Class A Ordinary Shares in this Offering, assuming an initial offering price of US$[5.00] (being the mid-point of the offer price range stated on the cover of this prospectus).

The following are summaries of material provisions of our current amended and restated memorandum and articles of association (each the “Memorandum” and the “Articles”) and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Our Memorandum and Articles

Objects of our Company.    Under our Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares.    As of the date of this prospectus, our authorized share capital is US$100,000,000 divided into (i) 800,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 80,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 120,000,000,000 Class C Ordinary Shares of a par value of US$0.0001 each. The Board, subject to the Companies Act and our Articles, may by way of resolution of directors issue Class C Ordinary Shares in one or more series, and to fix the voting rights, dividend rights, conversion rights, and other terms and limitation and restrictions of such series at the time of issuance. All of our outstanding Class A Ordinary Shares are fully paid and non-assessable. As of the date of this prospectus, no Class C Ordinary Shares and Class B Ordinary Shares are issued or outstanding. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearers. Subject to the provisions of the Companies Act and our Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide.

Conversion.    In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares or Class C Ordinary Shares, and in no event shall Class B Ordinary Shares be convertible into Class C Ordinary Shares. Each Class B Ordinary Share is converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such number of Class A Ordinary Shares, as may be issued at the conversion rate of 1:1 basis from Class B Ordinary Shares to Class A Ordinary Shares, subject to adjustments as provided in the Articles. Class C Ordinary Shares may be issued by our board of directors in one or more series, without further shareholder approval, and may have such voting, dividend, conversion, redemption, or other rights as the Board determines at the time of issuance. The issuance of Class C Ordinary Shares could be used by our board of directors as an anti-takeover measure to discourage, delay, or prevent a change of control of our Company, including transactions in which holders of Class A Ordinary Shares might otherwise receive a premium for their shares. In addition, the issuance of Class C Ordinary Shares with enhanced or weighted voting rights, preferential dividend rights, or other special rights could dilute the relative voting power or economic interests of holders of Class A Ordinary Shares. See “Risk Factors — Risks Relating to Our Ordinary Shares and this Offering — Our Class C Ordinary Shares could be issued by our board of directors in a manner that dilutes the voting power or economic rights of holders of our Class A Ordinary Shares.”

Dividends.    Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles, the holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of any funds of the Company lawfully available for distribution. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights.    Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company, unless otherwise be required by the Companies Act and the Articles.

A resolution put to the vote of the meeting shall be decided on a poll. Each Class A Ordinary Share shall be entitled to one (1) vote and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

Chairman of the general meeting may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

An ordinary resolution is a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by the shareholders as, being entitled to do so, vote in person or by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the Articles. A special resolution is a resolution of a general meeting or a resolution of a class meeting of the holders of any class of ordinary shares, duly constituted in accordance with the Articles, in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting and includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

In the case of an equality of votes at a general meeting of shareholders, the chairman of the meeting shall not be entitled to a second or casting vote.

Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to, unless required by the Nasdaq rules) in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the Articles. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least 5 clear days is required for the convening of any general meeting. A quorum required for a meeting of shareholders consists of at least one holder of Shares being not less than an aggregate of one-third of the outstanding shares carrying the right to vote at such general meeting.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene a general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of the Articles. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Winding Up; Liquidation.    If we are wound up the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(i)     to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(ii)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place for payment. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

•        either alone or jointly with any other person, whether or not that other person is a shareholder; and

•        whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Redemption, Repurchase and Surrender of Ordinary Shares.    Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our Company may by our board of directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of the Company or the shareholder holding those redeemable shares, on the terms and in the manner our board of directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the board of directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which our board of directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares.    Subject to any applicable requirements set forth in the Articles and provided that such transfer complies with the Nasdaq rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Capital Market (if such shares are listed on the Nasdaq Capital Market) or in any other form approved by our board of directors, executed:

(i)     where the shares are fully paid, by or on behalf that shareholder; and

(ii)    where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

•        the shares transferred are fully paid up and free of any lien in favor of our Company; and

•        (if such shares are listed on a designated stock exchange) any applicable fee of such maximum sum as the designated stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

Transfer restriction of Class B Ordinary Shares.    Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person which is not an affiliate of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically converted into such number of Class A Ordinary Shares calculated based on the conversion rate as stipulated in the Articles. Furthermore, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding fee simple ownership interest to the related Class B Ordinary Shares.

Variations of Rights of Shares.    If at any time our share capital is divided into different classes of shares then, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with the existing shares of that class or the Company’s consolidation and division of only one class of Shares, without consolidating or dividing any other class of Shares.

Inspection of Books and Records.    Holders of our Ordinary Shares have no general right under the Articles to inspect or obtain copies of our list of shareholders or our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    Our Memorandum and Articles authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Issuance of these additional Ordinary Shares may dilute the voting power of holders of Ordinary Shares.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is not required to open its register of members for inspection by shareholders;

•        does not have to hold an annual general meeting;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board.    At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors.

A Director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of the Company before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and the Company may by ordinary resolution appoint another in his place. Any Director so appointed shall be subject to the retirement by rotation provisions.

The office of a Director shall be vacated if he:

(i)     is prohibited by the law of the Cayman Islands from acting as a director; or;

(ii)    is made bankrupt or makes an arrangement or composition with his creditors generally; or;

(iii)   resigns his office by notice to the Company; or;

(iv)   only held office as a director for a fixed term and such term expires; or;

(v)    in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a director; or;

(vi)   is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or;

(vii)  is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or;

(viii) without the prior consent of the chairman of the board, is absent from 3 consecutive general meetings of directors without any reasonable explanation.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)     the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)    the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)     the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a “data controller”, while certain of the Company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the Company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.    The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a takeover offer. When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four months period, give notice to require the holders of the remaining shareholders to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our Memorandum and Articles provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Duties.    Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Articles provide that our Shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director.

Under Cayman Islands law, the fiduciary duties owed by a director include (a) a duty to act in good faith in what the director believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests.

The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any rights to requisition a general meeting, or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles allow our Shareholders holding in aggregate not less than ten percent of the rights to vote at such general meeting to requisition a general meeting of our shareholders, in which case our board is obliged to convene a general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act and our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (iii) resigns his or her office by notice to the company; (iv) without prior consent from the chairman of the board, is absent from three consecutive meetings of our board without reasonable explanation; or (v) is removed from office pursuant to any other provisions of our Memorandum and Articles.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands, by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, if our share capital is divided into more than one class of shares then, unless the terms on which a class of shares was issued state otherwise, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with the existing issued shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [20,000,000] Class A Ordinary Shares and 0 Class B Ordinary Share and 0 Class C Ordinary Share outstanding. All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares, and while we plan to apply to list our Class A Ordinary Shares on Nasdaq, we cannot assure you that a regular trading market for our Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares. Further, since a large number of our Class A Ordinary Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-up Agreements

We have agreed not to, for a period of six (6) months from the date our Class A Ordinary Share first trades on the Nasdaq (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company; or (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, each of our directors and executive officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares or the equivalent voting power of the same has also entered into a similar lock-up agreement for a period of six (6) months from the date our Class A Ordinary Share first trades on the Nasdaq, subject to certain exceptions with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. Pursuant to such lock-up agreements, each of our directors, executive officers and shareholders has agreed, subject to limited exceptions set forth below, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company; or (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company for a period of six (6) months from the date our Class A Ordinary Share first trades on the Nasdaq, without the prior written consent of the Representative.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares issued outstanding prior to this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective prospectus under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned our restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell an unlimited number of the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction.

Persons who are our affiliates (including persons beneficially owning 10% or more of our issued and outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1% of the number of Ordinary Shares then outstanding; or

•        the greater of 1% or the average weekly trading volume of our Class A Ordinary Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after we became a reporting company, persons other than affiliates who purchased Ordinary Shares under a written compensatory plan or other written agreement executed prior to the completion of this Offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires, if any.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

We have been advised by Ogier, our Cayman Islands legal counsel in their opinion that, payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

We have been further advised by Ogier that the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Singapore Taxation

Dividend Distributions

One Tier Corporate Taxation System

Effective from January 1, 2008, Singapore resident companies can issue one-tier tax exempt dividends. This means shareholders will not be taxed on this dividend income. However, dividends received from shares in co-operatives are taxable.

Withholding Taxes

Singapore currently does not impose withholding tax on dividends.

Goods and Services Tax

The Goods and Services Tax, or GST, in Singapore is a broad-based consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at the prevailing rate of 9%.

Corporate Tax

A company is regarded as tax resident in Singapore if the control and management of its business is exercised in Singapore.

Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore.

However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after June 1, 2003 is exempt from tax if certain prescribed conditions are met, including the following:

(a)     such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

(b)    at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

Non-resident corporate taxpayers, with certain exceptions, are subject to Singapore income tax on income accruing in or derived from Singapore, and on foreign-sourced income received or deemed to be received in Singapore.

The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s annual normal chargeable income, and one-half of up to the next S$190,000, is exempt. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000, a year for each of the company’s first three consecutive years of assessment (“YA”), or YA from YA 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares by a U.S. Holder, as defined below, that acquires our Class A Ordinary Shares in this offering and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of dividends and other distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules (“PFIC Rules”) discussed below, distributions of cash or other property made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of dispositions of Class A Ordinary Shares

Subject to the PFIC Rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. The gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell Class A Ordinary Shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive foreign investment company Rules

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the asset test.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Whether we are a PFIC with respect to any year depends on our operations and the composition of our assets during that year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets. A U.S. Holder of

“marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; and (e) the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include: (a) the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and (b) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Some of our directors and officers reside outside of the United States, and substantially all of our assets are located outside the United States, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have irrevocably appointed [Cogency Global Inc.] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. The address of our agent is [122 East 42nd Street, 18th Floor, New York, NY 10168.]

Ogier (“Ogier”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

In addition, Ogier has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a foreign judgment may be recognized and enforced in the courts of the Cayman Islands in certain circumstances without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Singapore

Some of our directors and officers reside outside the United States in Singapore. We have been advised by Rajah & Tann Singapore LLP, our Singapore counsel, that there is uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Singapore against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore.

In making a determination as to enforceability of a judgment of the courts of the United States, and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed and ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. Singapore courts would not recognize or enforce judgments against us, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such a determination has yet to be made by a Singapore court in a reported decision.

UNDERWRITING

Kingswood Capital Partners, LLC is acting as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of Class A Ordinary Shares listed next to its name in the following table:

Underwriters	Number of Ordinary Shares
Kingswood Capital Partners, LLC	[ ]
[ ]
Total	[*]

The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Class A Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Class A Ordinary Shares covered by the underwriters’ option to purchase additional Class A Ordinary Shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the closing of this offering, permits the underwriters to purchase up to an additional 15% of the total number of our Class A Ordinary Shares offered by us pursuant to this offering (excluding shares subject to this option), or [750,000] additional Class A Ordinary Shares, at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A Ordinary Shares listed next to the names of all underwriters in the preceding table.

Underwriting Discounts and Expenses

The underwriters have advised us that they propose to offer the Class A Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. The underwriters may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Class A Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share		Total Without Exercise of Over-Allotment Option		Total With Exercise of Over-Allotment Option
Public offering price	US$	[ ]	US$	[ ]	US$	[ ]
Underwriting discounts(1)	US$	[ ]	US$	[ ]	US$	[ ]

____________

(1)     We have agreed to pay the underwriter a discount equal to 6.5% per share. The underwriting discounts do not include a 1% non-accountable expense allowance, or certain out-of-pocket expenses, each as described below.

We have also agreed to pay the underwriters the following: (i) a non-accountable expense allowance equal to 1% of the gross proceeds for expenses in connection with this offering; and (ii) a reasonable accountable expense reimbursement of up to US$175,000 for out-of-pocket expenses incurred in connection with this offering. As of the date of this prospectus, we have paid the Representative an advance of US$45,000. Any advances made by the Company or funds held by the Representative on deposit therefor from the Company in respect of the foregoing expenses will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately US$[*], including a maximum aggregate reimbursement of US$175,000 of Representative’s accountable expenses.

Right of First Refusal

Following the closing of the offering, the Representative shall have a right of first refusal subject to FINRA Rule 5110(g)(5)(B) (the “Right of First Refusal”), for a period of 12 months after the date the offering is completed (the “RoFR Period”), to act as lead investment banker, lead book-runner, and/or lead placement agent, at the Representative’s lead discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such RoFR Period, of the Company, or any successor to or any current or future subsidiary of the Company. The terms of engagement for each Subject Transaction shall be mutually agreed upon under a separate definitive agreement between us and the Representative. The Representative shall have the right to determine whether any other broker dealer shall have the right to participate in a Subject Transaction and the economic terms of such participation. For the avoidance of any doubt, we shall not retain, engage, or solicit any additional investment banker, book-runner, financial advisor, underwriter, and/or placement agent in a Subject Transaction during the RoFR Period without the express written consent of the Representative.

Listing

We have applied to list our Class A Ordinary Shares on Nasdaq under the symbol “FMSN”. At this time, Nasdaq has not yet approved our application to list our Class A Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq. The Class B Ordinary Shares will not be listed on any stock exchange.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our directors, executive officers, and 5% or greater shareholders, will agree not to, for a period of six months starting from the closing of this offering, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price of the Class A Ordinary Shares will be negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Class A Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more Class A Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Ordinary Shares available for purchase by the underwriters under option to purchase additional Class A Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Class A Ordinary Shares. The underwriters may also sell Class A Ordinary Shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase the Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Cayman Islands.    This prospectus does not constitute an invitation or offer to the public of the Class A Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands.

EXPENSES RELATED TO OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the ordinary shares by us. With the exception of the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

Itemized expense	Amount
SEC registration fee	US$	3,001.50
Financial Industry Regulatory Authority Inc. filing fee		5,675.00
Nasdaq listing fee		75,000.00
Printing and engraving expenses		30,000.00
Legal fees and expenses		356,250.00
Accounting fees and expenses		250,000.00
Transfer agent expenses		1,110.00
Miscellaneous		610,000.00
Total	US$	1,331,036.50

LEGAL MATTERS

We are being represented by Concord & Sage PC with respect to certain legal matters of U.S. federal securities laws. ArentFox Schiff LLP, Washington, DC is acting as counsel to the underwriters in connection with this offering. The opinion on the validity of Class A Ordinary Shares being registered will be passed upon for us by Ogier. Certain legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP.

EXPERTS

The consolidated financial statements for the years ended March 31, 2024 and 2025, included in this prospectus have been so included in reliance on the report of Enrome LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Enrome LLP is located at 143 Cecil Street, #19-03/04 GB Building, Singapore 069542.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this Offering of our Class A Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this Offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements that will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

FOCUS MEDIA NETWORK LIMITED
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Focus Media Network Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Focus Media Network Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of March 31, 2025 and 2026, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years ended March 31, 2025 and 2026 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2026, and the results of its operations and its cash flows for the years ended March 31, 2025 and 2026, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Group’s auditor since 2026.

Singapore

May 13, 2026

FOCUS MEDIA NETWORK LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in Singapore Dollar (“SGD”) and U.S. dollars (“US$”), or Otherwise Noted)

		As of March 31,
	Notes	2025	2026	2026
		SGD	SGD	US$
ASSETS
Current assets:
Cash and cash equivalents		242,944	1,136,237	881,282
Accounts receivable, net	4	21,746	1,261,445	978,395
Prepaid expenses and other current assets, net	5	358,337	471,738	365,887
Total current assets		623,027	2,869,420	2,225,564

Non-current assets:
Property and equipment, net	6	—	25,453	19,742
Other non-current assets		39,300	12,030	9,331
Deferred tax assets, net	8	—	738,610	572,877
Operating lease right-of-use assets, net	9	2,855,943	2,198,741	1,705,376
Total non-current assets		2,895,243	2,974,834	2,307,326
Total assets		3,518,270	5,844,254	4,532,890

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Contract liability	2(k)	17,357	148,467	115,153
Accounts payable		165,266	54,241	42,070
Operating lease liabilities, current	9	627,308	556,792	431,856
Accrued expenses and other liabilities	7	475,181	310,403	240,753
Total current liabilities		1,285,112	1,069,903	829,832

Non-current liabilities:
Operating lease liabilities, non-current	9	2,227,763	1,720,320	1,334,305
Total non-current liabilities		2,227,763	1,720,320	1,334,305
TOTAL LIABILITIES		3,512,875	2,790,223	2,164,137

SHAREHOLDERS’ EQUITY
Ordinary shares*	10	1,289	1,289	1,000
Subscription receivable		(1,289)	(1,289)	(1,000)
Additional paid in capital		3,396,049	3,514,315	2,725,754
Accumulated deficit		(3,390,654)	(460,284)	(357,001)
Total Shareholders’ equity		5,395	3,054,031	2,368,753
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,518,270	5,844,254	4,532,890

____________

*        The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA NETWORK LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Singapore Dollar (“SGD”) and U.S. dollars (“US$”), or Otherwise Noted)

		For the years ended March 31,
	Notes	2025	2026	2026
		SGD	SGD	US$
Revenue	2(k)	2,267,156	4,634,587	3,594,654
Cost of revenue		(1,557,064)	(1,471,917)	(1,141,640)
Gross profit		710,092	3,162,670	2,453,014

Operating expenses
General and administrative expenses		(1,122,794)	(1,164,558)	(903,248)

(Loss)/income from operations		(412,702)	1,998,112	1,549,766

Other income
Financial expense		(1,417)	(9,562)	(7,416)
Others income		198,826	203,210	157,613
Total other income		197,409	193,648	150,197

(Loss)/income before income tax expense		(215,293)	2,191,760	1,699,963
Income tax	8	—	738,610	572,877
Net (loss)/income		(215,293)	2,930,370	2,272,840

Weighted average number of shares*
Basic and diluted*		10,000,000	10,000,000	10,000,000

Net (loss)/income per share
Basic and diluted*		(0.022)	0.293	0.227

____________

*        The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA NETWORK LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Singapore Dollar (“SGD”) and U.S. dollars (“US$”), or Otherwise Noted)

	Ordinary shares		Subscription receivables	Additional paid-in capital	Accumulated losses	Total
	Share number*
		SGD	SGD	SGD	SGD	SGD
Balance as of March 31, 2024	10,000,000	1,289	(1,289)	5,000	(3,175,361)	(3,170,361)
Net loss	—	—	—	—	(215,293)	(215,293)
Contribution from a related party	—	—	—	3,391,049	—	3,391,049
Balance as of March 31, 2025	10,000,000	1,289	(1,289)	3,396,049	(3,390,654)	5,395
Net income	—	—	—	—	2,930,370	2,930,370
Contribution from a related party	—	—	—	118,266	—	118,266
Balance as of March 31, 2026	10,000,000	1,289	(1,289)	3,514,315	(460,284)	3,054,031
Balance as of March 31, 2026 (US$)	10,000,000	1,000	(1,000)	2,725,754	(357,001)	2,368,753

____________

*        The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA NETWORK LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Singapore Dollar (“SGD”) and U.S. dollars (“US$”), or Otherwise Noted)

	For the years ended March 31,
	2025	2026	2026
	SGD	SGD	US$
Net (loss)/income	(215,293)	2,930,370	2,272,840
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Allowance for credit loss	579	—	—
Depreciation of property and equipment	21,367	1,697	1,316
Deferred tax expense	—	(738,610)	(572,877)
Amortization of operating lease right-of-use asset	329,279	726,244	563,286
Changes in operating assets and liabilities:
Accounts receivable, net	(21,746)	(1,239,699)	(961,529)
Prepaid expenses and other current asset, net	(249,067)	(113,401)	(87,955)
Other non-current assets	190,690	27,270	21,151
Operating lease liabilities	(486,071)	(647,001)	(501,823)
Accounts payable	62,698	(111,025)	(86,113)
Accrued expenses and other current liabilities	291,344	(46,512)	(36,078)
Contract liability	(10,310)	131,110	101,691
Net cash (used in)/provided by operating activities	(86,530)	920,443	713,909

Cash flows from investing activities
Purchase of property and equipment	—	(27,150)	(21,058)
Net cash used in investing activities	—	(27,150)	(21,058)

Net changes in cash and cash equivalents	(86,530)	893,293	692,851

Cash, cash equivalents, beginning of year	329,474	242,944	188,431
Cash, cash equivalents, end of the year	242,944	1,136,237	881,282

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	2,996,271	69,042	53,550
Interest on lease liabilities	33,009	215,999	167,532

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)    Principal activities

Focus Media Network Limited (the “Company”) was incorporated in the Cayman Islands with limited liability under the Companies Act on January 27, 2026. The Company through its subsidiaries (collectively referred to the “Group”) is principally engaged in the operation of a digital out-of-home (“DOOH”) advertising network in Singapore.

(b)    Organization

In preparation for its initial public offering in the United States, the Group underwent a corporate reorganization (the “Reorganization”) to establish the Company as the ultimate offshore holding entity. On March 10, 2026, the Company completed a non-cash share swap whereby Excellent Investment Services Limited (“Excellent”), the holding company that owns 100% interest of Focus Media Singapore Pte Limited, transferred its 100% interest in the Company to Comeback Investment Assets Limited (“Comeback”), and Ms. Hui Ling Audrey Chee (“Ms. Chee”), the ultimate controlling shareholder, concurrently transferred her 100% interest in Excellent to the Company. Following this step, the Company became the ultimate holding company of the Group, effectively controlled by Ms. Chee through Comeback.

At the time of the Reorganization, the Company was a shell company with no operations. Therefore, the Reorganization has been accounted for as a Reverse Recapitalization. Under this method of accounting, the operating company is treated as the accounting acquirer and the Company is treated as the accounting acquiree.

Accordingly, the consolidated financial statements represent the continuation of the financial statements of the operating company. The share capital has been retroactively adjusted to reflect the legal capital of the Company, and all share and per-share data have been retroactively restated to reflect the impact of the Reorganization and the 1-to-10,000 share subdivision as if they had occurred at the beginning of the earliest period presented.

As of May 13, 2026, which is the date that these consolidated financial statements are available to be issued, the details of the Company’s subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Excellent Investment Services Limited	August 19, 2025	British Virgin Islands	100%	Investment holding
Focus Media Singapore Pte. Limited	February 3, 2005	Singapore	100%	Provision of Out-of-home advertising
Digon Media Singapore Pte. Limited	April 10, 2026	Singapore	100%	Provision of Out-of-home advertising

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b)    Basis of consolidation

The consolidated financial statements include the financial statements of the Group. All intercompany transactions and balances among the Group and its subsidiaries have been eliminated upon consolidation.

(c)     Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues, expenses, gains and losses during

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the reported periods in the consolidated financial statements and accompanying notes. On an on-going basis, the Group evaluates its estimates include but not limited to allowance for expected credit losses of accounts receivable, valuation allowance of deferred tax assets and the discount rate for leases. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

On an on-going basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making estimates and judgments about the carrying values of assets and liabilities.

(d)    Convenience translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in SGD, which is functional currency of the Company and its subsidiaries and the Group’s presentation currency.

Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = SGD 1.2893, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31,2026. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(e)     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash at banks, which have original maturities of less than three months and unrestricted as to withdrawal and use. The Group’s cash and cash equivalents are denominated entirely in Singapore Dollar (SGD).

(f)     Expected credit losses

The Group’s accounts receivable and other receivables (included in “prepaid expenses and other current assets, net”) and amounts due from related parties are within the scope of ASC 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related other receivables which include size, type, industry of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances.

(g)    Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:

Category	Estimated useful lives in Years
Computer hardware	5
Motor Vehicle	3

Expenditures on maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations in other income or expenses. Fully depreciated assets are written off from balance sheet, notwithstanding that such assets may continue to be in use.

(h)    Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing their carrying amount to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The Group recorded no impairment charges related to long-lived assets for the years ended March 31,2025 and 2026.

(i)     Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

•        Level 1 — Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;

•        Level 2 — Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data; and

•        Level 3 — Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payable, tax payable and lease liabilities. As of March 31, 2025 and 2026, the carrying amounts of the current financial assets and liabilities approximate their fair values due to the short-term maturity. The carrying amount of non-current liabilities approximates their fair value as the related interest rates approximate market rates for similar debt instruments of comparable maturities.

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)     Deferred offering costs

Deferred offering costs represent the incremental costs incurred for the Group’s planned initial public offering (“IPO”). These costs are deferred and will be deducted from the proceeds of the IPO upon the completion of the IPO. Deferred IPO costs primarily include professional fees related to the IPO. As of March 31, 2025 and 2026, the deferred offering costs were nil and nil, respectively.

(k)    Revenue recognition

The Group adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Revenue is recognized when the Company satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Advertising and media services — over time

The Company provides advertising and media services and recognizes revenue in accordance with ASC 606. Revenue is recognized over time as performance obligations are satisfied, as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs. The Group typically measures progress using the output method based on time elapsed or proof of play. Customer contracts generally have fixed prices with no variable consideration. Payment terms typically range from payments received in advance of service commencement to 28 days credit terms. Accordingly, the Company records contract liabilities when payments are received or due before services are rendered, subsequently recognizing revenue as the performance obligations are met. The Company assesses collectability at contract inception and recognizes revenue only when collectability is probable. Furthermore, the Company acts as the principal in these arrangements and reports revenue on a gross basis, as it maintains control over the services before they are transferred to the customer, with related costs recorded as operating expenses.

The following table disaggregates the Group’s revenue by major sources:

	For the years ended March 31,
	2025	2026	2026
	SGD	SGD	US$
Advertising and media services	2,267,156	4,634,587	3,594,654
Total	2,267,156	4,634,587	3,594,654

All revenue is generated from operations in Singapore.

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Costs

The Group’s incremental costs of obtaining a contract include sales commissions. The Group has elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less. These costs are recorded within “Cost of revenues” in the consolidated statements of operations.

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. Account receivables represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer.

The contract liabilities consist of advances from customers, which represent the cash received for services in advance of revenue recognition and is recognized as revenue when the Group fulfills its performance obligation.

The Group had no contract assets recorded on its consolidated balance sheets as of March 31, 2025 and 2026. The Group’s contract liabilities amounted to SGD17,357 and SGD148,467 (US$115,153) as of March 31, 2025 and 2026, respectively. SGD27,667 and SGD17,357 of revenue were recognized for years ended March 31, 2025 and 2026 that was included in contract liabilities as of March 31, 2024 and 2025, respectively.

(l)     Cost of revenue

Cost of revenues primarily consists of revenue-sharing payments to landholders, license and lease costs and sales commissions. The Group recognizes these costs as incurred, consistent with the timing of the related revenue recognition.

(m)   General and administrative expenses

General and administrative expenses mainly consist of payroll expenses, rental expenses expected loss of financial assets, office and utilities expenses, depreciation expenses and other miscellaneous administrative expenses.

(n)    Employee benefit

The Company compensates its employees through short-term employee benefits and defined contribution plans. Short-term employee benefits consist of salaries, social benefit costs and bonuses that are expected to be settled within twelve months of the reporting period in which services are rendered. Short-term employee benefits are recognized at the undiscounted amounts expected to be paid when the liabilities are settled and presented within accrued expenses and other current liabilities in the balance sheets.

For defined contribution plans, premiums are paid monthly to the local social security bureau that manages pension plans on behalf of various employers. The Company has no further commitments beyond its monthly contribution. Contributions are recognized in the reporting period in which services are rendered and presented within accrued expenses and other current liabilities in the balance sheets.

Employee social benefits included as expenses in the consolidated statements of operations amounted to SGD66,353 and SGD91,637 (US$71,075) for the years ended March 31, 2025 and 2026, respectively.

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)    Leases

The Group accounts for leases in accordance with ASU 2016-02, Leases (ASC Topic 842), which requires lessees to recognize leases on the consolidated balance sheets in the presentation of operating lease right-of-use assets and operating lease liabilities, and disclose key information about leasing arrangements.

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group’s leases are mainly operating leases. Operating lease assets are included within operating lease right-of-use assets, net and the corresponding lease liabilities are included within operating lease liabilities, current and operating lease liabilities, non-current of the consolidated balance sheets.

The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term leases on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease at the lease commencement date.

(p)    Related parties

In accordance with ASC 850, parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation. Amounts due from related parties are evaluated for allowance under ASC 310-10 on an individual basis, with specific provisions recorded as needed.

(q)    Income taxes

The Group accounts for income taxes under ASC 740 Provision for income taxes consists of current taxes and deferred taxes. Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period including the enactment date. Valuation allowances are established, based on a more-likely-than-not threshold, to reduce deferred tax assets to the amount expected to be realized. The Group’s ability to realize deferred tax assets depends on each individual entity’s ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in income tax expense.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes of its consolidated statements of operations for the years ended March 31,2025 and 2026, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(r)     Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(s)     Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group’s CODM relies upon the results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one principal reportable segment as defined by ASC 280.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic ASC 280), enhancing segment disclosure requirements. The ASU mandates disclosure of significant segment expenses regularly provided to CODM and included in the segment’s profit or loss measure, as well as the CODM’s title, position, and role in assessing segment performance and allocating resources. The Group’s CODM uses net income (or loss) to evaluate performance against budgets and guide resource allocation decisions. As the Group’s operations, assets and revenue are based on Singapore, no geographical segment information is presented. The Group adopted ASU 2023-07 without material impact on its financial position or results of operations.

(t)     Recent accounting pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

Recently adopted accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The ASU enhances the disclosure requirements for reportable segments by requiring public entities to disclose significant expense categories and amounts that are regularly provided to the chief operating decision maker (CODM). These requirements apply to all public entities with reportable segments, including those with a single reportable segment. For fiscal years beginning after December 15, 2023, the ASU is effective for annual reporting. The Group adopted this ASU from January 1, 2024, which did not have a material impact on the Group’s consolidated financial statements.

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). This guidance is effective for annual reporting periods beginning after December 15, 2024. The Group adopted ASU 2023-09 retrospectively for the year ended December 31, 2025, and therefore, this standard impacted the Group’s income tax footnote disclosure for each of the years presented. Refer to Note 12 — Income taxes for more details.

New Accounting Pronouncements Not Yet Adopted

The FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”) and ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”) in November 2024 and January 2025, respectively. These updates require disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03, as clarified by ASU 2025-01, are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Group does not expect to adopt these guidance early and is currently evaluating the impact, if any, that the adoption of these standards will have on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The expedient allows entities to assume that economic conditions existing at the balance sheet date remain unchanged throughout the remaining life of the asset when developing reasonable and supportable forecasts. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption and retrospective application permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

Recently issued ASUs by the FASB, except as mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3.      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	As of March 31,
	2025	2026	2026
	SGD	SGD	US$
Accounts receivable	21,800	1,261,499	978,437
Less: Allowance for credit loss	(54)	(54)	(42)
Accounts receivable, net	21,746	1,261,445	978,395

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

3.      ACCOUNTS RECEIVABLE, NET (cont.)

The Group regularly reviews outstanding accounts and provides an allowance for expected credit losses. When the Group determines that collection of the original invoice amounts is no longer probable, after exhausting reasonable collection efforts, the Group will either partially or fully write off the balance against the allowance for expected credit losses. As of March 31, 2025 and 2026, all outstanding balances of accounts receivable were not past due based on their respective invoice dates. The movement of the allowance for expected credit loss is as follows:

	For the years ended March 31,
	2025	2026	2026
	SGD	SGD	US$
Balance as of the beginning of the year	—	54	42
Expected credit loss provision	54
Balance as of the end of the year	54	54	42

4.      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2025	2026	2026
	SGD	SGD	US$
Prepayment	203,043	356,849	276,777
Other receivable	2,500	1,000	776
Deposits	153,319	113,889	88,334
Subtotal	358,862	471,738	365,887
Less: Allowance for credit loss	(525)	—	—
Prepaid expenses and other current assets, net	358,337	471,738	365,887

The movement of the allowance for expected credit loss is as follows:

	For the years ended March 31,
	2025	2026	2026
	SGD	SGD	US$
Balance as of the beginning of the year	—	525	407
Expected credit loss provision	525	—	—
Reversal of credit loss provision	—	(525)	(407)
Balance as of the end of the year	525	—	—

5.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of March 31,
	2025	2026	2026
	SGD	SGD	US$
Computer hardware	—	27,150	21,058
Motor Vehicle	155,150	155,150	120,337
Property and equipment, gross	155,150	182,300	141,395
Less: accumulated depreciation	(155,150)	(156,847)	(121,653)
Total property and equipment, net	—	25,453	19,742

Depreciation expenses of property and equipment totaled SGD21,367 and SGD1,697 (US$1,316) for the years ended March 31,2025 and 2026, respectively. The Group performed impairment assessment on the property and equipment, and there is no impairment loss for the years ended March 31,2025 and 2026.

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

6.      ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of March 31,
	2025	2026	2026
	SGD	SGD	US$
Payroll payable	80,234	58,235	45,168
Accrued expense	363,411	198,582	154,023
Other payables	2,210	4,026	3,123
Goods and services tax payables	29,326	49,560	38,439
Total	475,181	310,403	240,753

7.      TAXATION

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is an exempted company with limited liability incorporated under the Companies Act of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), our subsidiary incorporated in BVI is not subject to tax on income or capital gains for the fiscal years ended March 31, 2025 and 2026. In addition, upon payment of dividends by our subsidiary incorporated in BVI to its shareholder, no BVI withholding tax is imposed.

Singapore

Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD10,000 taxable income and 50% of the next SGD190,000 taxable income exempted from income tax.

For the years ended March 31, 2025 and 2026, the details of income tax benefit are set forth below:

	For the years ended March 31,
	2025	2026	2026
	SGD	SGD	US$
Current income tax	—	—	—
Deferred income tax	—	(738,610)	(572,877)
Total	—	(738,610)	(572,877)

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

7.      TAXATION (cont.)

The reconciliation of income tax rate to the effective income tax rate based on loss/(income) before income taxes for the years ended March 31,2025 and 2026 are as follows:

	For the years ended March 31,
	2025	2026	2026
	SGD	SGD	US$
(Loss)/profit before income tax expense	(215,293)	2,191,760	1,699,963
Income tax (benefit)/expense at 17%	(36,600)	372,599	288,993
Tax effect of different tax rates in other jurisdictions	—	7,711	5,981
Non-deductible expenses	6,039	6,079	4,715
Non-taxable income	(15,079)	(340)	(264)
Changes in valuation allowance on deferred tax assets	45,640	(1,124,659)	(872,302)
Income tax benefit	—	(738,610)	(572,877)

As of March 31, 2025 and 2026, the significant components of the deferred tax assets and liabilities are summarized below:

	For the years ended March 31,
	2025	2026	2026
	SGD	SGD	US$
Deferred tax assets:
Net operating loss carried forward	279,305	—	—
Allowance for credit losses	98	9	7
Capital allowances	846,963	729,865	566,094
Lease liability	485,362	387,109	300,247
Total deferred tax assets	1,611,728	1,116,983	866,348
Valuation allowance	(1,124,659)	—	—
Deferred tax assets, net of valuation allowance	487,069	1,116,983	866,348

Deferred tax liabilities:
Depreciation and amortization	(1,559)	(4,587)	(3,558)
Right of use asset	(485,510)	(373,786)	(289,913)
Total deferred tax liabilities	(487,069)	(378,373)	(293,471)
Total deferred tax assets, net	—	738,610	572,877

Changes in valuation allowance are as follows:

Amount
SGD
Balance as of March 31,2024	1,079,019
Additions	45,640
Balance as of March 31,2025	1,124,659
Additions	(1,124,659)
Balance as of March 31,2026	—

As of March 31, 2026, the Company had unutilized capital allowances of SGD4,293,323 (US$3,329,964) available for offset against future taxable profits, subject to the agreement of the Inland Revenue Authority of Singapore.

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

7.      TAXATION (cont.)

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2026, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31,2025 and 2026, the Group did not incur any interest and penalties related to potential underpaid income tax expenses.

8.      LEASES

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. As of March 31, 2026, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.

Payments under the Group’s lease arrangement are fixed. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

	As of March 31,
	2025	2026	2026
	SGD	SGD	US$
Operating lease right-of-use assets, net	2,855,943	2,198,741	1,705,376

Operating lease liabilities, current	627,308	556,792	431,856
Operating lease liabilities, non-current	2,227,763	1,720,320	1,334,305

Weighted average remaining lease term (Years)	4.65	3.82	3.82
Weighted average annual discount rate	8.79%	8.52%	8.52%

A summary of lease cost recognized in the Group’s consolidated statements of operations are as follows:

	As of March 31,
	2025	2026	2026
	SGD	SGD	US$
Operating leases cost excluding short-term lease cost	329,279	726,244	563,285
– Amortization of right-of-use assets included in cost of revenues	296,270	510,245	395,754
– Interest on lease liabilities included in cost of revenues	33,009	215,999	167,532

Cash paid for operating leases excluding short-term lease	519,481	863,000	669,355

Right-of-use assets obtained in exchange for lease liabilities	2,996,271	69,042	53,550

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

8.      LEASES (cont.)

The following is a schedule of future minimum payments under the current existing operating leases as of March 31,2026:

For the year ending March 31,	Amount
SGD
2027	722,000
2028	675,000
2029	660,000
2030	605,000
Total lease payments	2,662,000
Less: imputed interest	(384,888)
Total	2,277,112

9.      ORDINARY SHARES

The Company was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on January 27, 2026. Upon incorporation, Excellent Investment Services Limited (“Excellent”) held the initial shares of the Company.

On March 10, 2026, as part of the Reorganization, Excellent transferred its 100% interest in the Company to Comeback Investment Assets Limited (“Comeback”). Concurrently, Ms. Hui Ling Audrey Chee (“Ms. Chee”), the ultimate controlling shareholder, transferred her 100% interest in Excellent to the Company. Following these transactions, the Company became the ultimate holding company of the Group, effectively controlled by Ms. Chee through Comeback.

On March 27, 2026, the Company’s sole director and shareholder approved a share capital reorganization, which included: (i) a 1-to-10,000 share subdivision of each authorized ordinary share (par value USD1.00) into shares of USD0.0001 par value each; (ii) an increase of authorized share capital to USD100,000,000 divided into 1,000,000,000,000 ordinary shares; and (iii) the re-designation of the authorized shares into 800,000,000,000 Class A Ordinary Shares (par value USD0.0001 each), 80,000,000,000 Class B Ordinary Shares (par value USD0.0001 each), and 120,000,000,000 Class C Ordinary Shares (par value USD0.0001 each).

Following the re-designation, the 1,000,000 issued shares held by Comeback became Class A Ordinary Shares. Subsequently, the Company allotted and issued 9,000,000 new Class A Ordinary Shares to Comeback for a total consideration of USD900. Immediately following this allotment, Comeback transferred an aggregate of 2,500,000 Class A Ordinary Shares to six new investors. As of March 27, 2026, the Company had 10,000,000 Class A Ordinary Shares issued and outstanding.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting rights. In respect of matters requiring the votes of stockholders, each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to fifteen (15) votes.

As the Reorganization is accounted for as a reverse recapitalization between entities under common control, the number of authorized and outstanding ordinary shares, including the impact of the 1-to-10,000 share subdivision, has been retroactively applied to all periods presented as if the Reorganization and the subdivision had occurred at the beginning of the earliest period presented (see Note 1).

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

10.    RELATED PARTY TRANSACTIONS

The following table summarizes the relationships with related parties that had significant transactions or balances with the Company during the periods presented:

Name of Related Party	Relationship
Focus Media Network Limited (BVI)	Entity under common control

Debt Waiver and Capital Contribution

The shareholder waived all outstanding intercompany balances due from the Company. Pursuant to ASC 805-50, the waiver was treated as a transaction with shareholder and was recognized as a deemed capital contribution within additional paid-in capital. The net balances waived as of March 31, 2025 and 2026 are summarized below:

	As of March 31,
	2025	2026	2026
	SGD	SGD	US$
Related Party Balances Waived
Focus Media Network Limited (BVI)	3,391,049	118,266	91,729
Total Net Contribution recognized in APIC	3,391,049	118,266	91,729

11.    COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2025 and 2026, the Group had neither significant financial nor capital commitment.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there was no material on-going or threatened claim or litigation as of March 31,2026, and through the issuance date of these consolidated financial statements.

12.    CONCENTRATIONS AND RISK

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit, and the risk due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

FOCUS MEDIA NETWORK LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2026

12.    CONCENTRATIONS AND RISK (cont.)

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Concentrations of credit risk

Assets that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts and notes receivable and other receivables (included in “prepaid expenses and other current assets, net”). The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Company’s cash are held with financial institutions that Company’s management believes to be high credit quality. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts and notes receivable. Based on the Company’s historical experiences in collection of other receivables, the Company consider the credit risk of these receivables to be low. Management conducts regular assessment on expected credit losses arising from non-performance by these counterparties. The Company evaluates its historical experience, the age of the accounts and notes receivable and other receivables balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts and notes receivable.

As of March 31, 2025, no major customer accounted for more than 10% of the Group’s total accounts receivable. As of March 31, 2026, four major customers accounted for 18% and 11%, respectively, of the Group’s total accounts receivable.

Concentration of customers and vendors

For the year ended March 31, 2025, one major customer accounted for 22% of the Group’s total revenues. For the year ended March 31, 2026, two major customers accounted for 17% and 11%, respectively, of the Group’s total revenues.

For the year ended March 31, 2025, one major vendor accounted for 35% of the Group’s total purchase. For the year ended March 31, 2026, one major vendor accounted for 40% of the Group’s total purchase.

13.    SUBSEQUENT EVENTS

The Group has evaluated the impact of events that have occurred subsequent to March 31,2026, through May 13, 2026, the issuance date of the consolidated financial statements, and concluded that no subsequent event has occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

Until [*], 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[•] CLASS A ORDINARY SHARES

FOCUS MEDIA NETWORK LIMITED

——————————————

PRELIMINARY PROSPECTUS

[        ], 2026

——————————————

[*]

Until [        ], 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade our securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Exculpation, Insurance, and Indemnification of Office Holders (Including Directors and Officers).

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities and no underwriting commissions were paid in connection therewith.

Purchaser	Date of Issuance	Number and Class of Securities	Consideration	Underwriting Discount and Commission
Quality Corporate Services Ltd.(1)	January 27, 2026	1 ordinary share	USD1.00 per share	—
Excellent Investment Services Limited	January 27, 2026	99 ordinary shares	USD1.00 per share	—
Comeback Investment Assets Limited	March 31, 2026	1,000,000 Class A Ordinary Shares	USD0.0001 per share	—
Comeback Investment Assets Limited	March 31, 2026	9,000,000 Class A Ordinary Shares	USD0.0001 per share	—
Comeback Investment Assets Limited	[Date]	3,750,000 Class A Ordinary Shares	USD0.0001 per share	—
Jdeep Trading Limited	[Date]	300,000 Class A Ordinary Shares	USD0.0001 per share	—

Purchaser	Date of Issuance	Number and Class of Securities	Consideration	Underwriting Discount and Commission
Morex Service Limited	[Date]	225,000 Class A Ordinary Shares	USD0.0001 per share	—
Chubapro Service Limited	[Date]	225,000 Class A Ordinary Shares	USD0.0001 per share	—
Dingding (HK) Limited	[Date]	200,000 Class A Ordinary Shares	USD0.0001 per share	—
Eleven Element Limited	[Date]	200,000 Class A Ordinary Shares	USD0.0001 per share	—
Barracooda Service Limited	[Date]	100,000 Class A Ordinary Shares	USD0.0001 per share	—

____________

(1)      Upon the incorporation of Focus Media Network Limited on January 27, 2026, Focus Meida Network Limited issued 100 ordinary shares to one then shareholders in connection with the incorporation of the Company, among which 1 ordinary share was issued to our registered office provider as initial subscriber, who then transferred the subscriber share to Excellent Investment Services Limited on the same day.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

(3)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(4)    For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the Offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the Offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the Offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the Offering made by the undersigned registrant to the purchaser.

(5)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)    That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association and Articles of Association, as adopted at incorporation*
3.2	Amended and Restated Memorandum of Association and Articles of Association, as currently in effect*
4.1	Specimen certificate evidencing Class A Ordinary Shares*
5.1	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered*
8.1	Opinion of Ogier as to Cayman Islands tax matters (included in Exhibit 5.1)*
10.1	Form of Executive Officer Employment Agreement, by and between the registrant and its Executive Officer+
10.2	Form of Independent Director Agreement by and between the registrant and its Independent Director+
10.3	Form of Indemnification Agreement with the registrant’s directors and officers*
10.4	2026 Equity Incentive Plan of the Registrant*
10.5	Venue Partner License Agreement Between the Company and Vendor A Dated March 1, 2025#+
10.6	Standard Form of Advertising Contract between the Company and Advertisers+
14.1	Code of Business Conduct and Ethics*
19.1	Insider Trading Policy of Registrant+
21.1	List of subsidiaries of the Company*
23.1	Consent of Enrome LLP*
23.2	Consent of Ogier (included in Exhibit 5.1)*
23.3	Consent of Rajah & Tann Singapore LLP (included in Exhibit 99.4)*

Exhibit No.	Description
24.1	Power of Attorney (included in the signature page to the Form F-1)†
99.1	Audit Committee Charter+
99.2	Nominating and Corporate Governance Committee Charter+
99.3	Compensation Committee Charter+
99.4	Related Party Transaction Policy of the Registrant+
99.5	Cybersecurity Policy of the Registrant+
99.6	Whistleblower Policy of the Registrant+
99.7	Consent of Pui Man Brenda Tam to be named as director nominee*
99.8	Consent of Dennis Paul Barsky to be named as director nominee*
99.9	Consent of Mitchell Adam Presnick to be named as director nominee*
99.10	Consent of David Doust to be named as director nominee*
99.11	Compensation Recovery Policy of the Registrant+
107	Filing Fee Table*

____________

*        To be filed by amendment.

+        Previously filed.

#        Portions of the exhibit have been omitted as the registrant has determined that: (i) the omitted information is not material; and (ii) the omitted information is the type that the registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in 10 Anson Road, #05-01International Plaza, Singapore on [*], 2026.

FOCUS MEDIA NETWORK LIMITED
By:	/s/
Name:	Audrey Chee Hui Ling
Title:	Director, Chairwoman of the Board of Directors, and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ms. Audrey Chee Hui Ling, as attorney-in-fact with full power of substitution, for her in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/	Director, Chairwoman of the Board of Directors, and Chief Executive Officer	[*], 2026
Audrey Chee Hui Ling	(Principal Executive Officer)
/s/	Chief Financial Officer	[*], 2026
Liu Chun Hung Clement	(Principal Financial and Accounting Officer)
/s/	Director, President, and Chief Operating Officer	[*], 2026
Tan Shing
/s/	Director and Senior Vice President, Advertising	[*], 2026
Huang Xiaoyan Adeline
/s/	Director and Senior Vice President, Partnership Development	[*], 2026
Susan Ong Bee Ling
/s/	Independent Director	[*], 2026
Pui Man Brenda Tam
/s/	Independent Director	[*], 2026
Dennis Paul Barsky
/s/	Independent Director	[*], 2026
Mitchell Adam Presnick
/s/	Independent Director	[*], 2026
David Doust

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY on [*], 2026.

[Cogency Global Inc.]
By:	/s/
Name:	Colleen A. De Vries
Title:	Senior Vice President